Exhibit 99.1

ROGERS WIRELESS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2006 Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars. Please refer to Note 23 to the 2006 Audited Consolidated Financial Statements for a summary of differences between Canadian and United States (“U.S.”) GAAP.

This MD&A is current as of March 28, 2007. This MD&A is organized into 5 sections.

1	2	3	4	5
OVERVIEW	LIQUIDITY AND FINANCING	OPERATING ENVIRONMENT	ACCOUNTING POLICIES AND NON-GAAP MEASURES	ADDITIONAL FINANCIAL INFORMATION
3 Our Business 4 Our Strategy 5 Recent Industry Trends 6 Acquisition of Fido and Privatization of Wireless 6 Operating and Financial Results
25    Liquidity and Capital Resources

27    Interest Rate and Foreign Exchange Management

29    Outstanding Share Data

29    Dividends and Distributions

29    Commitments and Other Contractual Obligations

30    Off-Balance Sheet Arrangements
		30 Government Regulation and Regulatory Developments 33 Competition in our Business 33 Risks and Uncertainties Affecting our Business
38    Key Performance Indicators and Non-GAAP Measures

40    Critical Accounting Policies

41    Critical Accounting Estimates

44    New Accounting Standards

46    Recent Canadian Accounting Prononcements

47    U.S. GAAP Differences

48    Intercompany and Related Party Transactions

53    Five-Year Summary of Financial Results

54    Summary of Seasonality and Quarterly Results

57    Controls and Procedures

58    Supplementary Information: Non-GAAP Calculations

1	Rogers Wireless 2006 MD&A

For the purposes of this MD&A, references to “we”, “us”, “our”, “Wireless”, the “Company” and “RWI” are to Rogers Wireless Inc. and its subsidiaries, including Fido Inc. (formerly Microcell Inc.) and its subsidiaries (“Fido”); references to “RWCI” are to our parent company, Rogers Wireless Communications Inc.; references to “RCI” are to Rogers Communications Inc., RWCI’s parent company; and, references to “Rogers” and the “Rogers group of companies” are to RCI together with its subsidiaries. References to “AWE” are to AT&T Wireless Services, Inc.

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. Statements containing expressions such as “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “guidance”, and similar expressions generally constitute forward-looking statements. These forward-looking statements also include, but are not limited to, guidance relating to revenue, operating profit and property, plant and equipment expenditures, expected growth in subscribers, the deployment of new services, integration costs, and all other statements that are not historical facts. Such forward-looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time, including but not limited to general economic and industry growth rates, currency exchange rates, product and service pricing levels and competitive intensity, subscriber growth and usage rates, technology deployment, content and equipment costs, the integration of acquisitions, and industry structure and stability.

Except as otherwise indicated, this MD&A does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of risk factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, the failure to achieve anticipated results from synergy initiatives, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, changes in law, litigation, tax matters, employee relations, pension issues and the level of competitive intensity amongst major competitors, many of which are beyond our control. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, see the section of this MD&A entitled “Risks and Uncertainties” and also the MD&A of RCI.

Additional Information

Additional information relating to us, including our Annual Information Form and discussions of our 2006 interim quarterly results, may be found on SEDAR at http://www.sedar.com or on EDGAR at www.sec.gov.

2	Rogers Wireless 2006 MD&A

1. OVERVIEW

Our Business

We are the largest Canadian wireless communications service provider, serving approximately 6.8 million retail voice and data subscribers at December 31, 2006 representing approximately 37% of Canadian wireless subscribers. We operate a Global System for Mobile Communications/General Packet Radio Service (“GSM/GPRS”) network, with Enhanced Data for GSM Evolution (“EDGE”) technology. We are Canada’s only carrier operating on the world standard GSM technology platform. The GSM network provides coverage to approximately 94% of Canada’s population. We are also in the process of deploying a next generation wireless data technology called UMTS/HSDPA (“Universal Mobile Telephone System /High Speed Downlink Packet Access”) across most of the major markets in Canada and have recently launched the service in parts of Ontario. Subscribers to our wireless services have access to these services across the U.S. through our roaming agreements with various wireless operators. Our subscribers also have access to wireless voice service internationally in 189 countries and wireless data service internationally in 99 countries, including throughout Europe, Asia, Latin America, and Africa through roaming agreements with other GSM wireless providers.

We are wholly owned by Rogers Wireless Communications Inc. (“RWCI”). RWCI is a wholly owned subsidiary of Rogers Communications Inc. (“RCI”). RCI is publicly traded in Canada (TSX: RCI.A and RCI.B) and in the U.S.(NYSE: RG) and is a diversified Canadian communications and media company which, in addition to its ownership in Wireless, is engaged in cable television, high-speed Internet access, local and long distance voice and data telecommunications services for residential and business customers across Canada, and retailing through one of Canada's largest cable television providers, Rogers Cable Inc. (“Cable and Telecom”); and in radio, television broadcasting, televised shopping, publishing businesses and sports entertainment through Rogers Media Inc. (“Media”), collectively referred to herein as  “Rogers” or the “Rogers group of companies”.

Our Products and Services

We offer wireless voice, data and messaging services across Canada. Wireless voice services are available in either postpaid or prepaid payment options. In addition, the network provides customers with advanced high-speed wireless data services, including mobile access to the Internet, wireless e-mail, digital picture and video transmission, mobile video, music downloading, and two-way Short Messaging Service (“SMS”).

Our Distribution Network

We market our products and services under both the Rogers Wireless and Fido brands through an extensive nationwide distribution network of over 11,500 dealer and retail locations across Canada (excluding the 297 Rogers Retail locations, which is a segment of Cable and Telecom), which includes approximately 2,500 locations selling subscriptions to service plans, handsets and prepaid cards and approximately 9,000 additional locations selling prepaid cards. Our nationwide distribution network includes an independent dealer network, Rogers Wireless and Fido stores which, effective January 2007, are managed by Rogers Retail, major retail chains, and convenience stores. We also offer many of our products and services through a retail agreement with Rogers Retail, and on our Rogers Wireless and Fido e-business websites.

Our Wireless Networks

We are a facilities-based carrier operating our wireless networks over a broad, national coverage area, much of which is interconnected by our own fibre-optic and microwave transmission infrastructure. The seamless, integrated nature of our networks enables subscribers to make and receive calls and to activate network features anywhere in our coverage area and in the coverage area of our roaming partners as easily as if they were in their home area.

3	Rogers Wireless 2006 MD&A

We operate a digital wireless GSM network in the 1900 megahertz (“MHz”) and 850 MHz frequency bands across our national footprint, which was initially deployed in 2002. The GSM network, which operates seamlessly between the two frequencies, provides high-speed integrated voice and packet data transmission service capabilities and utilizes GPRS and EDGE technologies for wireless data transmission. In December 2005, we initiated testing of UMTS/HSDPA third generation (“3G”) wireless technology and are now in the process of deploying this technology across our major markets and have recently launched the service in parts of Ontario. UMTS/HSDPA is the next phase of the evolution of the GSM/EDGE platform delivering high mobility, high bandwidth wireless access for voice and data services, as discussed in the “Additions to Property, Plant and Equipment” (“PP&E”) section.

Fido’s wireless network was also a GSM-based network operating on the 1900 MHz frequency band. During 2005, we completed the process of integrating the Rogers Wireless and Fido GSM/GPRS networks. This network integration enabled us to increase the density and quality of our wireless coverage while also reducing costs through the elimination of redundant cell sites and other network facilities.

Including the acquired Fido spectrum, we hold 25 MHz of contiguous spectrum across Canada in the 850 frequency range and 60 MHz in the 1900 frequency range across the country with the exception of Southwestern Ontario, Northern Quebec, and the Yukon, Northwest and Nunavut territories where we hold 50 MHz in the 1900 frequency range.

We also hold certain broadband fixed wireless spectrum in the 2300 MHz, 2500 MHz and 3500 MHz frequency ranges.  In September 2005, we, together with Bell Canada, announced the formation of an equally-owned joint venture called Inukshuk to construct a pan-Canadian wireless broadband network that will be based on the evolving World Interoperability for Microwave Access (“WiMAX”) standards. Both companies have contributed fixed wireless spectrum holdings to the joint venture, along with access to their respective cellular towers and network backhaul facilities. The fixed wireless network acts as a wholesale provider of capacity to each of the joint venture partners who in turn market, sell, support and bill for their respective service offerings over the network.

Our Strategy

Our goal is to drive profitable subscriber and revenue growth within the Canadian wireless communications industry, and our strategy is designed to maximize our cash flow and return on invested capital. The key elements of our strategy are as follows:

▪    Enhancing our scale and competitive position in the Canadian wireless communications market;

▪    Focusing on voice and data services that are attractive to youth, families, and small and medium-sized businesses to optimize our customer mix;

▪    Delivering on customer expectations by improving handset reliability, network quality and customer service while reducing subscriber deactivations, or churn;

▪    Increasing revenue from existing customers by utilizing analytical tools to target customers likely to purchase optional services such as voicemail, caller line ID, text messaging and wireless Internet;

▪    Enhancing sales distribution channels to increase focus on targeted customer segments;

▪    Maintaining the most technologically advanced, high quality and pervasive wireless network possible; and

▪    Leveraging relationships across the Rogers group of companies to provide bundled product and service offerings at attractive prices, in addition to implementing cross-selling, joint sales distribution initiatives, and infrastructure sharing initiatives.

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Recent Industry Trends

Focus on Customer Retention

The wireless communications industry’s current market penetration in Canada is approximately 57% of the population, compared to approximately 75% in the U.S. and approximately 115% in the United Kingdom, and we expect the Canadian wireless industry to continue to grow by approximately 4 to 5 percentage points of penetration each year. This deeper penetration drives a need for increased focus on customer satisfaction, the promotion of new data and voice services and features and customer retention. As discussed below, the Canadian Radio-television and Telecommunications Commission (“CRTC”) is implementing Wireless Number Portability (“WNP”) which will result in customer satisfaction and retention becoming even more critical over time.

Demand for Sophisticated Data Applications

The ongoing development of wireless data transmission technologies has led developers of wireless devices, such as handsets and other hand-held devices, to develop more sophisticated wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate information technology platforms, news, sports, financial information and services, shopping services, photos, music, and streaming video clips, mobile television, and other functions. We believe that the introduction of such new applications will drive the growth for data transmission services. As a result, wireless providers will likely continue to upgrade their wireless networks to be able to offer the data transmission capabilities required by these new applications.

Migration to Next Generation Wireless Technology

The ongoing development of wireless data transmission technologies and the increased demand for sophisticated wireless services, especially data communications services, have led wireless providers to migrate towards the next generation of digital voice and data broadband wireless networks. These networks are intended to provide wireless communications with wireline quality sound, far higher data transmission speeds and streaming video capabilities. These networks support a variety of increasingly advanced data applications, including broadband Internet access, multimedia services and seamless access to corporate information systems, including desktop, client and server-based applications which can be accessed on a local, national or international basis.

Development of Additional Technologies

The development of wireless, IP-based technologies and the development of IP-based applications used by consumers may accelerate the widespread adoption of 3G digital voice and data networks. Two key wireless broadband technologies are developing in addition to 3G, namely WiFi and WiMAX.

WiFi (the IEEE 802.11 industry standard) allows suitably equipped devices, such as laptop computers and personal digital assistants, to connect to a wireless access point. These access points utilize unlicenced spectrum and the wireless connection is only effective within a local area radius of approximately 50-100 metres of the access point, and at theoretical shared network/user speeds of up to 200 megabits per second. As the technology is primarily designed for in-building wireless access, large numbers of access points must be deployed to cover the selected local geographic area, and must also be interconnected with a broadband network to supply the connectivity to the Internet. Future enhancements to the range of WiFi service and the networking of WiFi access points may provide additional opportunities for wireless operators or municipal WiFi network operators, each providing capacity and coverage under the appropriate circumstances.

5	Rogers Wireless 2006 MD&A

WiMAX, based on the IEEE 802.16 standard, is a technology that is being developed to enable broadband speeds over wide area wireless networks at a cost point to enable mass market adoption. By contrast with WiFi, WiMAX is a cellular-like technology that operates in defined, licenced frequency bands and is thereby not hampered by interference from other  applications and services using the same frequencies. The technology is designed to operate everywhere from inside a individual building to tens of kilometres in range and, depending upon the amount of spectrum allocated and available, can provide shared or dedicated access to hundreds of megabits of capacity. There are two main applications of WiMAX today: fixed WiMAX applications are point-to-multipoint enabling broadband access to homes and businesses, whereas mobile WiMAX offers the full mobility of cellular networks at broadband speeds. Both fixed and mobile applications of WiMAX are engineered to help deliver ubiquitous, high-throughput wide area broadband wireless services at a low cost.

Acquisition of Fido and Privatization of Wireless

Our acquisition of Fido was successfully completed effective November 9, 2004 and made us the largest wireless operator in Canada and the only Canadian wireless provider operating on the world standard GSM wireless technology platform. Refer to Note 4 to the 2006 Audited Consolidated Financial Statements for more details regarding this transaction.

On December 31, 2004, RCI successfully completed an exchange offer to purchase all of the publicly-owned Class B Restricted Voting shares of RWCI, with the consideration being 3.5 RCI Class B Non-Voting shares for each RWCI Class B share held, and RWCI became a wholly owned subsidiary of RCI.

Operating and Financial Results

See sections entitled “Critical Accounting Policies,” “Critical Accounting Estimates” and “New Accounting Standards” and the Notes to the 2006 Audited Consolidated Financial Statements for discussions of critical and new accounting policies and critical accounting estimates as they relate to the discussion of our operating and financial results below.

We measure the success of our strategies using a number of key performance indicators, which are outlined in the section “Key Performance Indicators and Non-GAAP Measures”. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

For purposes of this discussion, revenue has been classified according to the following categories:

•    Network revenue, which includes revenue derived from:

•    postpaid (voice and data), which consists of revenues generated principally from monthly fees, airtime and long-distance charges, optional service charges, system access fees and roaming charges;

•    prepaid, which consists of revenues generated principally from the advance sale of airtime, usage and long- distance charges; and

•    one-way messaging, which consists of revenues generated from monthly fees and usage charges.

•    Equipment sales which consist of revenue generated from the sale of hardware and accessories to independent dealers, agents and retailers, and directly to subscribers through direct fulfillment by our customer service groups, our websites and telesales, net of subsidies.

Operating expenses are segregated into the following categories for assessing business performance:

•    Cost of equipment sales, representing costs related to equipment revenue;

  •    Sales and marketing expenses, consisting of costs to acquire new subscribers such as advertising, commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees as well as direct overheads related to these activities;

6	Rogers Wireless 2006 MD&A

  •    Operating, general and administrative expenses, consisting primarily of network operating expenses, customer care expenses, retention costs, including residual commissions paid to distribution channels, Industry Canada licencing fees associated with spectrum utilization, inter-carrier payments to roaming partners and long distance carriers, CRTC contribution levy and all other expenses incurred to operate the business on a day-to-day basis;

•    Management fees paid to RCI, which were terminated effective December 31, 2006; and

•    Integration expenses, relating to the integration of Fido operations, including certain severance costs, consulting, certain costs of conversion of billing and other systems.

Reclassification of Wireless Equipment Sales and Cost of Sales

During 2006, we determined that certain equipment subsidies paid to third party distributors with respect to handset upgrade activities were historically recorded as cost of equipment sales rather than as a reduction of equipment revenue. We determined these subsidies should be reflected as a reduction of equipment revenue and have reclassified current and prior year figures to reflect this accounting. This resulted in a $206 million reduction in both equipment revenue and cost of equipment sales in the year ended December 31, 2006 and reductions of $147 million, $94 million, $56 million and $48 million for the years ended December 31, 2005, 2004, 2003 and 2002, respectively. There was no change to previously reported net income (loss) or operating income as a result of this reclassification. Also, there is no impact on reported cash flow, the balance sheet, or any Wireless key performance indicators, including network revenue, ARPU, cost of acquisition, average monthly operating expense per user or operating profit margin as a percentage of network revenue. Included in the supplementary information section is a schedule which presents reclassified Wireless results for each quarter of 2005 and 2006 conformed to the current presentation. Reclassified annual results for the last five years are also included in the supplementary information section.

7	Rogers Wireless 2006 MD&A

Summarized Financial Results

	Years ended December 31,
(In millions of dollars, except per share amounts and margin)	2006	2005	% Chg

Operating revenue
Postpaid (voice and data)	$4,084	$3,384	20.7
Prepaid	214	210	1.9
One-way messaging	15	20	(25.0)
Network revenue	4,313	3,614	19.3
Equipment sales(1)	267	246	8.5
Total operating revenue	4,580	3,860	18.7

Operating expenses
Cost of equipment sales(1)	628	625	0.5
Sales and marketing expenses	604	604	-
Operating, general and administrative expenses	1,376	1,240	11.0
Management fees	12	12	-
Integration expenses(2)	3	54	(94.4)
Total operating expenses	2,623	2,535	3.5

Operating profit (3)	1,957	1,325	47.7
Depreciation and amortization	630	616	2.3
Operating income	1,327	709	87.2

Interest expense on long-term debt	(398)	(405)	(1.7)
Interest income from affiliated company	89	11	n/m
Foreign exchange gain	1	26	(96.2)
Change in the fair value of derivative instruments	(5)	(27)	(81.5)
Other expense	(2)	(6)	(66.7)
Income tax reduction (expense):
Current	-	(4)	n/m
Future	(274)	87	n/m
Net income	$738	$391	88.7

Earnings per share - basic and diluted	$403.45	$237.21	70.1
Total assets	$5,708	$7,103	(19.6)
Total liabilities	5,712	5,857	(2.5)
Operating profit margin as % of network revenue (3)	45.4%	36.7%
Additions to property, plant and equipment ("PP&E")(3)	$684	$585	16.9

(1)    Certain current and prior year amounts related to equipment sales and equipment cost of sales have been reclassified. See the “Reclassification of Wireless Equipment Sales and Cost of Sales” section for further details.
(2)    Expenses incurred relate to the integration of Fido operations.
(3)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
n/m:  not meaningful

8	Rogers Wireless 2006 MD&A

Operating Highlights for the Year Ended December 31, 2006

•	Operating revenue increased by 18.7% to $4,580 million in 2006 from $3,860 million in 2005.

•	Strong subscriber growth continued in 2006, with net postpaid additions of 580,100 and net prepaid additions of 30,200.

•	Postpaid subscriber monthly churn was 1.32%, the lowest in our history, compared to 1.61% in 2005.

•	Postpaid monthly ARPU (average revenue per user) increased 5.8% from 2005 to $67.27, aided by strong increases in wireless data revenue.

•
Revenues from wireless data services grew approximately 54.5% year-over-year to $459 million in 2006 from $297 million in 2005, and represented approximately 10.6% of network revenue compared to 8.2% in 2005.

•	Operating profit grew 47.7% year-over-year.

•
The Fido integration was essentially completed entering 2006, with the two GSM networks now fully integrated and all postpaid and prepaid retail Fido subscribers migrated onto the Wireless billing platforms.

•
We successfully launched our HSDPA network in the Golden Horseshoe markets of Ontario. This next generation broadband wireless technology, which we continue to deploy across other major markets, is the fastest mobile wireless data service available in Canada.

9	Rogers Wireless 2006 MD&A

Summarized Subscriber Results

	Years Ended December 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2006	2005	Chg	% Chg

Postpaid
Gross additions(1)	1,375.2	1,453.5	(78.3)	(5.4)
Net additions(1)	580.1	603.1	(23.0)	(3.8)
Total postpaid retail subscribers(1)	5,398.3	4,818.2	580.1	12.0
Average monthly revenue per user ("ARPU")(2)	$67.27	$63.56	$3.71	5.8
Average monthly usage (minutes)	545	503	42	8.3
Monthly churn	1.32%	1.61%	(0.29%)	(18.0)
Prepaid
Gross additions	615.4	576.5	38.9	6.7
Net additions (3)	30.2	15.7	14.5	92.4
Total prepaid retail subscribers	1,380.0	1,349.8	30.2	2.2
ARPU(2)	$13.49	$13.20	$0.29	2.2
Monthly churn(3)	3.70%	3.54%	0.16%	4.5

(1)    Total postpaid retail subscribers include approximately 31,000 subscribers acquired as part of RCI’s purchase of Call-Net Enterprises Inc. on July 1, 2005. These subscribers are not included in gross or net additions for the year ended December 31, 2005.
(2)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(3)    Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180  days of no usage to conform to the prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 in 2005, and reducing monthly prepaid churn by 0.10% in 2005.

Network Revenue

Network revenue of $4,313 million accounted for 94.2% of our total revenues in 2006, and increased 19.3% from 2005. This increase was driven by strong subscriber growth, improved ARPU and higher data revenues.

Net additions of postpaid voice and data subscribers were 580,100 for 2006, compared to 603,100 in 2005. Prepaid subscriber net additions were 30,200 for 2006, compared to 15,700 in 2005. Postpaid voice and data ARPU was $67.27 for the year ended 2006, a 5.8% increase compared to 2005. ARPU has continued to benefit from higher data, long distance and roaming revenues and an increase in the penetration of optional services such as voicemail and caller ID. As Canada’s only GSM-based provider, we expect to continue to experience increases in outbound roaming revenues from our subscribers traveling outside of Canada, as well as strong growth in inbound roaming revenues from travellers to Canada who utilize our network.

Data revenue grew by 54.5% year-over-year, to $459 million for the year ended December 31, 2006. Data revenue represented approximately 10.6% of total network revenue in the year ended 2006, compared to 8.2% in 2005, reflecting the continued rapid growth of BlackBerry, wireless messaging, mobile Internet access, downloadable ring tones, music, games, and other wireless data services and applications.

Prepaid ARPU was $13.49 for the year ended 2006, an increase of 2.2% compared to 2005.

Monthly postpaid voice and data subscriber churn decreased to 1.32% in the year ended December 31, 2006, from 1.61% in the corresponding period of 2005, as a result of the continued trend toward multi- year service contracts and our proactive and targeted customer retention activities as well as from the increased network density and coverage quality resulting from the integration of the Fido GSM network.

10	Rogers Wireless 2006 MD&A

Monthly prepaid churn increased modestly to 3.70% for the year ended December 31, 2006 from 3.54% in the corresponding period of 2005.

Equipment Sales

Revenue from equipment sales for the year ended December 31, 2006, including activation fees and net of equipment subsidies, was $267 million, up 8.5% from the corresponding period in 2005. The year-over-year increase reflects the higher volume of handset upgrades associated with subscriber retention programs combined with the generally higher price points of more sophisticated handsets and devices.

Operating Expenses

	Years Ended December 31,
(In millions of dollars, except per subscriber statistics)	2006	2005	% Chg

Operating expenses
Cost of equipment sales (1)	$628	$625	0.5
Sales and marketing expenses	604	604	-
Operating, general and administrative expenses	1,376	1,240	11.0
Management fees	12	12	-
Integration expenses (2)	3	54	(94.4)
Total operating expenses	$2,623	$2,535	3.5

Average monthly operating expense per subscriber before sales and marketing expenses(3)(4)	$19.85	$20.95	(5.3)

Sales and marketing costs per gross subscriber addition (4)	$399	$388	2.8

(1)    Certain current and prior year amounts related to equipment sales and equipment cost of sales have been reclassified. See the “Reclassification of Wireless Equipment Sales and Cost of Sales” section for further details.
(2)    Expenses incurred related to the integration of the operations of Fido.
(3)    Includes integration expenses for respective periods.
(4)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section.

Cost of equipment sales increased by $3 million for the year ended 2006 compared to 2005. The increase reflects the growing volume of handset upgrades associated with subscriber retention programs combined with generally higher price points of more sophisticated handsets and devices.

Sales and marketing expenses of $604 million in 2006 were similar in amount to 2005. Our marketing efforts during 2006 included targeted programs to acquire high value customers on longer term contracts, including several successful handset campaigns, resulting in increases in the sales and marketing costs per gross addition. Operating, general and administrative expenses increased by $136 million for the year ended 2006, compared to the corresponding period of 2005. The increase is a result of increases in retention spending and growth in network operating expenses to accommodate the growth in our subscriber base and usage. These increased costs were partially offset by savings related to more favourable roaming arrangements and operating and scale efficiencies across various functions.

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Total retention spending (including subsidies on handset upgrades) was $321 million for the year ended 2006, compared to $288 million in the corresponding period in 2005. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens and WNP becomes available in March 2007 as mandated by the CRTC.

We incurred $3 million during the year for integration expenses associated with the Fido acquisition. These integration expenses have been recorded within operating expenses. See the section below entitled “Fido Integration” for more details on integration costs incurred.

The 5.3% year-over-year decrease in average monthly operating expense per subscriber, excluding sales and marketing expenses and including management fees and integration expenses, primarily reflects operating and scale efficiencies across various functions.

Operating Profit

Operating profit grew by $632 million, or 47.7%, to $1,957 million in the year ended December 31, 2006 from $1,325 million in the corresponding period of 2005, due to the strong network revenue growth of 19.3% which exceeded the growth in operating expenses of 3.5%.

Reconciliation of Operating Profit to Net Income

The items required to reconcile operating profit to operating income and net income as defined under Canadian GAAP are as follows:

	Years ended December 31,
(In millions of dollars)	2006	2005	% Chg

Operating profit (1)	$1,957	$1,325	47.7
Depreciation and amortization	(630)	(616)	2.3
Operating income	1,327	709	87.2
Interest expense on long-term debt	(398)	(405)	(1.7)
Interest income from affiliated company	89	11	n/m
Foreign exchange gain	1	26	(96.2)
Change in the fair value of derivative instruments	(5)	(27)	(81.5)
Other expense	(2)	(6)	(66.7)
Income tax reduction (expense) :
Current	-	(4)	n/m
Future	(274)	87	n/m
Net income	$738	$391	88.7

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

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Depreciation and Amortization Expense

Depreciation and amortization expense was $14 million higher in the year ended December 31, 2006 due to higher PP&E expenditure levels.

Operating Income

Operating income grew to $1,327 million for 2006, an increase of $618 million, or 87.2%, from the $709 million earned in 2005, reflecting the increased operating profit noted above.

Interest Expense on Long-Term Debt

Interest expense on long-term debt in 2006 declined by $7 million, compared to 2005, due primarily to the repayment of an aggregate $255 million of debt, as described below in “Liquidity and Capital Resources - Financing.”

Foreign Exchange Gain

The foreign exchange gain of $1 million in 2006 arose primarily from the strengthening of the Canadian dollar during 2006 from $1.1659 at December 31, 2005 to $1.1653 as at December 31, 2006, favourably affecting the translation of the unhedged portion of our U.S. dollar-denominated debt. In the year ended December 31, 2005, a foreign exchange gain of $26 million arose given a 3.77 cent increase in the Canadian dollar relative to the U.S. dollar.

Change in Fair Value of Derivative Instruments

For the year ended December 31, 2006, the change in the fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a loss of $5 million. For the year ended December 31, 2005, the change in the fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a loss of $27 million.

Income Tax Expense

Current income tax expense has historically consisted primarily of the Canadian Federal Large Corporations Tax ("LCT"). Due to the elimination of this tax during 2006, no amount has been expensed in respect of LCT in 2006.

We recorded net future income tax expense in 2006 of $274 million. Future income tax expense resulted primarily from the utilization of non-capital loss carryforwards, the benefit of which had previously been recognized, net of a reduction of the valuation allowance. Based on management's assessment of the expected realization of future income tax assets, during 2006 we reduced the valuation allowance recorded against certain future income tax assets by $98 million to reflect that it is more likely than not that the future income tax assets will be realized. Approximately $62 million of the reduction in the valuation allowance related to future income tax assets arising from acquisitions. Accordingly, the benefit related to these assets has been reflected as a reduction of goodwill.

Net Income

We recorded net income of $738 million in the year ended December 31, 2006, compared to $391 million in the corresponding period of 2005.

13	Rogers Wireless 2006 MD&A

Additions to PP&E

Additions to PP&E are classified into the following categories:

	Years ended December 31,
(In millions of dollars)	2006	2005	% Chg

Network - capacity	$159	$286	(44.4)
Network - other	89	117	(23.9)
HSDPA	264	-	n/m
Inukshuk	60	-	n/m
Information technology and other	112	90	24.4
Integration of Fido	-	92	n/m
Total additions to PP&E	$684	$585	16.9

The $684 million of additions to PP&E for the year ended December 31, 2006 reflect spending on our UMTS/HSDPA deployment as well as GSM/GPRS network capacity and quality enhancements. There were no additions to PP&E in the year ended December 31, 2006 related to the Fido integration as the integration has been completed.

On February 9, 2006, we announced that we intended to begin deploying a 3G network based upon the UMTS/HSDPA standard which provides data speeds that are superior to those offered by other 3G wireless technologies and which enable us to add incremental voice and data capacity at significantly lower costs. UMTS/HSDPA is the next generation technology evolution for the global standard GSM platform which provides broadband wireless data speeds. Since UMTS/HSDPA technology is fully backwards compatible with GSM, subscribers with UMTS/HSDPA enabled devices are able to receive voice and data services everywhere that we offer wireless service across Canada, as well as when roaming in other countries around the world where GSM/GPRS service is available and we have roaming agreements in place.

The $585 million of additions to PP&E for the year ended December 31, 2005 reflect spending on network capacity and quality enhancements. Network-related additions to PP&E in the year ended 2005 primarily reflect capacity expansion of the GSM network and transmission. The remaining network-related additions to PP&E relate primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other additions to PP&E reflect information technology initiatives and other facilities and equipment. Additions to PP&E in the year ended December 31, 2005 also include $92 million of expenditures related to the Fido integration.

Fido Integration

The integration of Fido was substantially completed during the year ended December 31, 2005 and was finalized during 2006. Prior to completion of the Fido acquisition, we developed a plan to restructure and integrate the operations of Fido and $129 million was originally accrued as a liability assumed on acquisition in the allocation of the purchase price as at December 31, 2004. This liability included severance and other employee-related costs, as well as costs to consolidate facilities, systems and operations, close cell sites and terminate leases and other contracts. During 2005, management revised the restructuring and integration plan for finalization of the costs for terminations of certain leases and other contracts, finalization of severance-related items related to employees identified in the restructuring plan and finalization of the costs to close duplicate facilities and cell sites. As a result, a reduction of $56 million was made in 2005 to the amount of liabilities assumed on acquisition and the purchase price allocation was adjusted to reflect the final valuations of tangible and intangible assets acquired as well as final restructuring and integration plans. Payments of $52 million and $17 million were made in 2005 and 2006, respectively, against the adjusted liability of $73 million, and at December 31, 2006 an amount of $4 million remains outstanding. We expect this amount will be paid out over the course of 2007.

14	Rogers Wireless 2006 MD&A

As part of the acquisition, we incurred certain integration costs that did not qualify to be included as part of the purchase price allocation as a liability assumed on acquisition. Rather, these costs are recorded within operating expenses. These expenses include various severances, consulting and other incremental restructuring costs directly related to the acquisition. During 2006, we incurred $3 million of these expenses related to the Fido acquisition.

During the years ended December 31, 2006 and December 31, 2005, integration expenditures were made as follows:

	Years Ended December 31,
(In millions of dollars)	2006	2005

Payment of liabilities assumed on acquisition	$17	$52

Integration expenses included in operating expenses	3	54

Integration related additions to property, plant and equipment	-	92

Total integration expenditures	$20	$198

Employees

Employee remuneration represents a material portion of our expenses. We ended 2006 with approximately 3,500 full-time-equivalent employees (“FTE”), a decrease of approximately 1,000 from December 31, 2005. The decrease in FTE levels was primarily due to the transfer of certain functions to RCI in January 2006. We rely on employees of RCI in the area of, amongst other things, customer service call centres, IT, and finance and accounting for a material amount of services. These RCI employees are not included in the FTE levels that we report.

Total remuneration paid to employees (both full and part-time) in 2006 was approximately $298 million, a decrease of $85 million, or 22%, from $383 million in the prior year, primarily as the result of the transfer of certain functions to RCI in January 2006.

15	Rogers Wireless 2006 MD&A

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Summarized Financial Results

	Years Ended December 31,
(In millions of dollars, except per share amounts)	2005	2004	% Chg

Operating revenue
Postpaid (voice and data)	$3,384	$2,361	43.3
Prepaid	210	117	79.5
One-way messaging	20	24	(16.7)
Network revenue	3,614	2,502	44.4
Equipment sales(1)	246	187	31.6
Total operating revenue	3,860	2,689	43.5

Operating expenses
Cost of equipment sales(1)	625	415	50.6
Sales and marketing expenses	604	444	36.0
Operating, general and administrative expenses	1,240	876	41.6
Management fees	12	12	-
Integration expenses(2)	54	4	n/m
Total operating expenses	2,535	1,751	44.8

Operating profit (3)	1,325	938	41.3
Depreciation and amortization	616	498	23.7
Operating income	709	440	61.2
Interest expense on long-term debt	(405)	(219)	84.9
Interest income (expense) on note receivable (payable) from affiliates	11	(7)	n/m
Foreign exchange gain (loss)	26	(47)	n/m
Change in the fair value of derivative instruments	(27)	(8)	n/m
Loss on repayment of long-term debt	-	(2)	n/m
Investment and other income (expense)	(6)	8	n/m
Income tax expense - current	(4)	(7)	(42.9)
Income tax reduction - future	87	-	n/m
Net income	$391	$158	147.5

Earnings per share - basic and diluted	$237.21	$98.58	140.6
Total assets	$7,103	$5,055	40.5
Total liabilities	5,857	6,201	(5.5)
Operating profit margin as % of network revenue (3)	36.7%	37.5%
Additions to property, plant and equipment ("PP&E")(3)	$585	$439	33.3

(1)    Certain current and prior year amounts related to equipment sales and equipment cost of sales have been reclassified. See the “Reclassification of Wireless Equipment Sales” section for further details.
(2)    Expenses incurred relate to the integration of Fido operations.
(3)    As defined. See the “Key Performance Indicators and Non-GAAP Measures ” section.

16	Rogers Wireless 2006 MD&A

Operating Highlights for the Year Ended December 31, 2005

•
We ended the year with a total of 6,168,000 retail wireless voice and data subscribers, reflecting postpaid net additions for the year of 603,100 and prepaid net additions of 15,700. Monthly postpaid churn decreased year-over-year to 1.61%.

•	The Fido integration was essentially completed with the two GSM networks now fully integrated and all postpaid and prepaid retail Fido subscribers migrated onto the Wireless billing platforms.

•	Operating revenue increased by 43.5% for the year to $3,860 million in 2005 from $2,689 million in 2004.

•
Revenues from wireless data services grew approximately 109.7% year-over-year to $297 million in 2005 from $142 million in 2004, and represented approximately 8.2% of network revenue compared to 5.7% in 2004.

•	Operating profit grew 41.3% year-over-year as network revenue growth exceeded the increase in operating expenses.

•
On July 1, 2005, Canada's national wireless carriers introduced inter-carrier MMS to wireless phone customers across the country. MMS greatly enhances traditional text messaging by allowing users to include photos, video clips, graphics, and audio clips and send them to other MMS-capable phones or to any e-mail address in the world.

•
We announced a wholesale agreement with Vidéotron under which Vidéotron will operate as a mobile virtual network operator, or MVNO, reselling Rogers’ wireless voice and data services to its extensive customer base in markets across Québec.

17	Rogers Wireless 2006 MD&A

Summarized Subscriber Results

	Years Ended Decembe 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2005	2004	Chg	% Chg

Postpaid (Voice and Data) (1)
Gross additions(2)(4)	1,453.5	1,161.5	292.0	25.1
Net additions(2)(3)(4)	603.1	446.1	157.0	35.2
Acquisition of Fido subscribers (5)	-	752.0	(752.0)	-
Total postpaid retail subscribers (3)(4)	4,818.2	4,184.1	634.1	15.2
Average monthly revenue per user ("ARPU")(6)	$63.56	$59.50	$4.06	6.8
Average monthly usage (minutes)	503	395	108	27.3
Monthly churn(3)	1.61%	1.81%	(0.20%)	(11.0)
Prepaid
Gross additions(2)	576.5	319.0	257.5	80.7
Net additions(2)(7)	15.7	32.5	(16.8)	(51.7)
Acquisition of Fido subscribers(5)	-	541.8	(541.8)	-
Total prepaid retail subscribers	1,349.8	1,334.1	15.7	1.2
ARPU(6)	$13.20	$11.88	$1.32	11.1
Monthly churn(7)	3.54%	2.94%	0.60%	20.4

(1)    Effective at the beginning of fourth quarter 2004, on a prospective basis, wholesale subscribers are excluded from the postpaid subscriber figures.
(2)    Subscriber activity includes Fido beginning November 9, 2004.
(3)    Effective December 2004, voluntarily deactivating subscribers are required to continue billing and service for 30 days from the date  termination is requested. This continued service period which is consistent with the subscriber agreement terms and conditions, resulted in approximately 15,900 additional net postpaid subscribers being included in the year ended December 31, 2004.
(4)    Total postpaid retail subscribers include approximately 31,000 subscribers acquired as part of RCI’s purchase of Call-Net Enterprises Inc. on July 1, 2005. These subscribers are not included in gross or net additions for the year ended December 31, 2005.
(5)    Fido subscriber base upon acquisition effective November 9, 2004.
(6)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(7)    Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 and 44,000 in the years ended December 31, 2005 and 2004, respectively, and reducing monthly prepaid churn by 0.10% and 0.45% for the years ended December 31, 2005 and 2004, respectively.

Network Revenue

Network revenue of $3,614 million accounted for 93.6% of our total revenues in 2005, and increased 44.4% from 2004. This increase was driven by the acquisition of Fido’s subscriber base on November 9, 2004, the continued growth in Rogers Wireless’ subscriber base, and the increases in both postpaid and prepaid average monthly revenue per user (“ARPU”).

Net additions of postpaid voice and data subscribers were 603,100 for 2005 compared to 446,100 in 2004. Prepaid subscriber net additions were 15,700 for 2005 compared to 32,500 in 2004. We ended the year with a total of 6,168,000 retail wireless voice and data subscribers.

18	Rogers Wireless 2006 MD&A

Postpaid voice and data ARPU was $63.56 for the year ended 2005, a 6.8% increase compared to 2004. ARPU has continued to benefit from higher data and roaming revenues and an increase in the penetration of optional services. As Canada’s only GSM/GPRS/EDGE provider, we expect to continue to experience increases in outbound roaming revenues from our subscribers travelling outside of Canada, as well as strong growth in inbound roaming revenues from travelers to Canada who utilize our network.

Data revenue grew by 109.7% year-over-year, to $297 million for the year ended December 31, 2005. Data revenue represented approximately 8.2% of total network revenue in the year ended 2005 compared to 5.7% in 2004, reflecting the continued rapid growth of Blackberry, SMS and MMS, downloadable ring tones, music, games, and other wireless data services and applications.

Prepaid ARPU was $13.20 for the year ended 2005, an increase of $1.32 compared to 2004. This increase was primarily a result of the acquisition of Fido’s higher ARPU prepaid subscriber base.

Monthly postpaid voice and data subscriber churn decreased to 1.61% in the year ended December 31, 2005, from 1.81% in the corresponding period of 2004, as a result of our proactive and targeted customer retention activities as well as from the increased network density and coverage quality resulting from the integration of the Fido GSM network.

Monthly prepaid churn increased to 3.54% for the year ended December 31, 2005 from 2.94% in the corresponding period of 2004.Eliminating the impact of the change in Fido deactivation policy, churn increased from 3.39% in 2004 to 3.64% in 2005.

One-way messaging (paging) subscriber churn for the year decreased to 2.43% for 2005. One-way messaging ARPU decreased by 1.7% during the year. With 166,300 paging subscribers, we continue to view paging as a profitable but mature business segment, and recognize that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Equipment Sales

Revenue from equipment sales for the year ending December 31, 2005, including activation fees and net of equipment subsidies, was $246 million, up 31.6% from the corresponding period in 2004. The year-over-year increase reflects the higher volume of gross additions and handset upgrades associated with subscriber retention programs combined with the generally higher price points of more sophisticated handsets and devices.

19	Rogers Wireless 2006 MD&A

Operating Expenses

	Years Ended December 31,
(In millions of dollars, except per subscriber statistics)	2005	2004	% Chg

Operating expenses
Cost of equipment sales(1)	$625	$415	50.6
Sales and marketing expenses	604	444	36.0
Operating, general and administrative expenses	1,240	876	41.6
Management fees	12	12	-
Integration expenses (2)	54	4	n/m
Total operating expenses	$2,535	$1,751	44.8

Average monthly operating expense per subscriber before sales and marketing expenses (including management fees and integration expenses) (3)	$20.95	$19.21	9.1

Sales and marketing costs per gross subscriber addition (3)	$388	$372	4.3

(1)    Certain current and prior year amounts related to equipment sales and equipment cost of sales have been reclassified. See the “Reclassification of Wireless Equipment Sales and Cost of Sales” section for further details.
(2)    Expenses incurred related to the integration of the operations of Fido.
(3)    As calculated in the “Key Performance Indicators and Non-GAAP Measures” section.

The acquisition of Fido accounted for approximately 65.8% of the increase in our operating expenses for the year ended December 31, 2005. Since Fido was acquired on November 9, 2004, the prior year only includes Fido financial results for 53 days.

Cost of equipment sales increased by $210 million for the year ended 2005 compared to 2004. 54.2% of the year-over-year increase is due to the acquisition of Fido. In addition, the increase reflects the growing volume of gross additions and handset upgrades associated with subscriber retention programs combined with generally higher price points of more sophisticated handsets and devices.

Sales and marketing expenses increased by $160 million for the year ended 2005 compared to 2004. The majority of the increase, approximately 71.0%, is due to the acquisition of Fido, which increased gross additions, compared to the corresponding period in the prior year. Our marketing efforts during 2005 included targeted programs to acquire high value customers on longer term contracts, including the successful Motorola RAZR V3 phone campaign, resulting in increases in the sales and marketing costs per gross addition. The increase in sales and marketing expenses also reflects the increase in the number of gross additions in the year.

Operating, general and administrative expenses increased by $364 million for the year ended 2005 compared to the corresponding period of 2004. The increase is a result of the acquisition of Fido, which accounted for 70.9% of the increase, along with increases in retention spending and growth in network operating expenses to accommodate the growth in our subscriber base and usage. These increased costs were offset by savings related to more favourable roaming arrangements and operating and scale efficiencies across various functions.

20	Rogers Wireless 2006 MD&A

Total retention spending (including subsidies on handset upgrades) was $288 million for the year ended 2005 compared to $199 million in the corresponding period in 2004. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens and WNP becomes available in March 2007, as mandated by the CRTC on December 20, 2005.

We incurred $54 million during the year for integration expenses associated with the Fido acquisition. These integration expenses have been recorded within operating expenses. See the section below entitled “Update on Fido Integration” for more details on integration costs incurred, including those costs recorded within PP&E expenditures and as part of the purchase accounting.

The 9.1% year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses and including management fees and integration expenses, reflects our increased spending on handset upgrades associated with targeted retention programs and the impact of integration expenses resulting from the acquisition of Fido.

Operating Profit

Operating profit grew by $387 million, or 41.3%, to $1,325 million in the year ended December 31, 2005 from $938 million in the corresponding period of 2004, due to network revenue growth of 44.4%, offset by the growth in operating expenses.

Reconciliation of Operating Profit to Net Income

The items required to reconcile operating profit to operating income and net income as defined under Canadian GAAP are as follows:

	Years Ended December 31,
(In millions of dollars)	2005	2004	% Chg

Operating profit (1)	$1,325	$938	41.3
Depreciation and amortization	(616)	(498)	23.7
Operating income	709	440	61.1
Interest expense on long-term debt	(405)	(219)	84.9
Interest income (expense) on note receivable (payable) from affiliates	11	(7)	n/m
Foreign exchange gain (loss)	26	(47)	n/m
Change in the fair value of derivative instruments	(27)	(8)	n/m
Loss on repayment of long-term debt	-	(2)	n/m
Investment and other income (expense)	(6)	8	n/m
Income tax expense - current	(4)	(7)	(42.9)
Income tax reduction - future	87	-	n/m
Net income	$391	$158	147.6

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

21	Rogers Wireless 2006 MD&A

Depreciation and Amortization Expense

Depreciation and amortization expense was $118 million higher in the year ended December 31, 2005 due to the impact of the depreciation and amortization of tangible and intangible assets arising from the acquisition of Fido of $134 million.

Operating Income

Operating income grew to $709 million for 2005, an increase of $269 million, or 61.1%, from the $440 million earned in 2004, reflecting the combination of increased operating profit partially offset by increased depreciation and amortization expense.

Interest Expense on Long-Term Debt

Interest expense in 2005 increased by $186 million, compared to 2004, due primarily to the increase in long-term debt in the fourth quarter of 2004 associated with the acquisition of Fido.

Foreign Exchange Gain (Loss)

The foreign exchange gain of $26 million in 2005 arose primarily from the strengthening of the Canadian dollar during 2005 from $1.2036 at December 31, 2004 to $1.1659 as at December 31, 2005, favourably affecting the translation of the unhedged portion of our U.S. dollar-denominated debt.

For the first six months of 2004, we did not treat our cross-currency interest rate exchange agreements as hedges for accounting purposes; all foreign exchange gains and losses were therefore recorded in income. Hedge accounting was applied for the six months ended December 31, 2004 and for each of the quarters in the year ended December 31, 2005 which resulted in the foreign exchange gain or loss on 79.1% of our U.S. dollar-denominated debt that is hedged for accounting purposes being offset by an equal and opposite gain or loss in the qualified cross-currency interest rate exchange agreements. As a result, for the year ended December 31, 2004, we recorded a significant foreign exchange loss reflecting the exposure to foreign exchange fluctuations between the U.S. and Canadian dollars for the first six months of 2004.

Change in Fair Value of Derivative Instruments

For the year ended December 31, 2005, the change in the fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in losses of $27 million. For the year ended December 31, 2004, the change in the fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a loss of $8 million.

Income Tax Expense

The $4 million and $7 million current income tax expense in 2005 and 2004, respectively, consists primarily of the Federal Large Corporations Tax. In 2005, we also determined it is more likely than not that we will realize the benefit of the majority of our future tax assets, which consist primarily of non-capital loss carryforwards. Accordingly, a future tax asset of $670 million was recognized. Since the majority of the future tax assets recognized relate to income tax assets arising on acquisition of Fido, the benefit was reflected as a reduction of goodwill in the amount of $583 million. The $87 million balance of the benefit was recorded as a future income tax reduction in 2005.

Net Income

We recorded net income of $391 million in the year ended December 31, 2005, compared to $158 million in the corresponding period of 2004.

22	Rogers Wireless 2006 MD&A

Additions to PP&E

Additions to PP&E are classified into the following categories:

	Years Ended December 31,
(In millions of dollars)	2005	2004	% Chg

Network - capacity	$286	$222	28.6
Network - other	117	126	(6.8)
Information technology and other	90	91	(2.1)
Integration of Fido	92	-	-
Total additions to PP&E	$585	$439	33.2

The $585 million of additions to PP&E for the year ended December 31, 2005 reflect spending on network capacity and quality enhancements. Additions to PP&E in the year ended December 31, 2005 also include $92 million of expenditures related to the Fido integration.

Network-related additions to PP&E in the year ended 2005 primarily reflect capacity expansion of the GSM/GPRS network and transmission. The remaining network-related additions to PP&E relate primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other additions to PP&E reflect information technology initiatives and other facilities and equipment.

On February 9, 2006, we announced that we intended to deploy a 3G network based upon the UMTS/HSDPA standard which we expected would provide us with data speeds that are superior to those offered by other 3G wireless technologies and enable us to add incremental voice and data capacity at significantly lower costs. UMTS/HSDPA is the next generation technology evolution for the global standard GSM platform which provides broadband wireless data speeds that will enable new and faster data products such as video conferencing and mobile television as well as simultaneous voice and data usage. We estimated that the deployment of this network across most of the major Canadian cities would require total spending of approximately $390 million over the course of 2006 and 2007, including approximately $70 million of capacity spending that would have otherwise been invested in GSM. Because UMTS/HSDPA technology is fully backwards compatible with GSM, subscribers with UMTS/HSDPA enabled devices will be able to receive voice and data services everywhere that we offer wireless service across Canada, as well as when roaming in the more than 170 other countries around the world where GSM service is available and we have roaming agreements in place.

Update on Fido Integration

The integration of Fido was substantially completed during the year ended December 31, 2005. We have successfully completed the integration of the Fido GSM network across the country, as well as completed the migration of the Fido postpaid and prepaid subscriber bases onto the Wireless billing systems. The integration of other back office systems was substantially completed during 2005.

Prior to completion of the acquisition, we developed a plan to restructure and integrate the operations of Fido. As a result of the restructuring and integration, $129 million was originally accrued as a liability assumed on acquisition in the allocation of the purchase price as at December 31, 2004. As at December 31, 2004, no payments had been made related to this liability. This liability included severance and other employee-related costs, as well as costs to consolidate facilities, systems and operations, close cell sites and terminate leases and other contracts. During 2005, management finalized its plan and revised the estimated restructuring and integration costs. As restructuring and integration activities progressed and we were able to assess such matters as the extent of its network coverage, management was able to finalize those cell site and facility leases to be terminated and negotiate lease termination costs with the landlord where applicable.

23	Rogers Wireless 2006 MD&A

The negotiations related to the termination of other contracts were completed during 2005 as well. Additionally, as the dismantling of cell sites progressed, we were able to estimate the costs involved in dismantling sites with greater accuracy. With the continued restructuring and integration of Fido’s operational and administrative functions, we were able to determine those employees who would be retained and those whose employment would be severed in order to avoid the duplication of functions within the integrated enterprise.

During the year, adjustments were made to the purchase price allocation from that recorded on a preliminary basis at December 31, 2004 to reflect finalization of fair value of net assets acquired. These adjustments resulted in a net decrease of $30 million in the estimated fair values of net assets acquired. In addition, the estimated liabilities for Fido restructuring and integration costs accrued as part of the purchase price allocation have decreased by a total of $56 million from $129 million recorded at December 31, 2004 to $73 million due to revisions to the restructuring plan discussed above. The adjustments to these liabilities assumed on acquisition and the payments made in the year ended December 31, 2005 are as follows:

	As at				As at
	December 31,		Revised		December 31,
(In millions of dollars)	2004	Adjustments	Liabilities	Payments	2005

Network decommissioning and restoration costs	$53	$(19)	$34	$(19)	$15
Lease and other contract termination costs	48	(21)	27	(23)	4
Involuntary severance	28	(16)	12	(10)	2
Liabilities assumed on acquisition	$129	$(56)	$73	$(52)	$21

Total severance and retention payments to Fido employees are estimated to be approximately $21 million, of which $12 million is accrued as part of the restructuring and integration costs in the purchase price allocation. Of the remaining $9 million that are treated as integration expenses when paid, $6 million has been incurred as of December 31, 2005.

During the year ended December 31, 2005, $198 million of integration expenditures were made as follows:

	Years Ended December 31,
(In millions of dollars)	2005	2004

Payment of liabilities assumed on acquisition	$52	$-

Integration expenses included in operating expenses	54	4

Integration related additions to property, plant and equipment	92	-

Total integration expenditures	$198	$4

Employees

Remuneration represents a material portion of our expenses. We ended 2005 with approximately 4,500 full-time-equivalent employees (“FTE”), a decrease of approximately 400 from December 31, 2004. The change in the FTE levels was primarily due to activities associated with the integration of Fido in the areas of network operations, finance and information technology. We also rely on employees of RCI in the area of, amongst other things, customer service call centres, for a material amount of services. These RCI employees are not included in the FTE levels that we report.

24	Rogers Wireless 2006 MD&A

Total remuneration paid to employees (both full and part-time) in 2005 was approximately $383 million, an increase of $130 million, or 51.3%, from $253 million in the prior year, primarily as the result of the acquisition of Fido.

2. LIQUIDITY AND FINANCING

Liquidity and Capital Resources

Operations

For 2006, cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effects of all non-cash items from net income, increased to $1,564 million from $927 million in 2005. The $637 million increase is primarily the result of a $632 million increase in operating profit.

Taking into account the changes in non-cash working capital items for 2006, cash generated from operations was
$1,652 million, compared to $801 million in 2005.

Total funds raised in 2006 aggregated $1,906 million, comprised of cash flow from operations of $1,652 million together with $240 million received on the sale of real estate assets to RCI and $14 million received as consideration for the issuance of 20 Class A common shares to RWCI.

Net funds used during 2006 totalled approximately $1,822 million, the details of which are:

•	$645 million additions to PP&E, net of $39 million change in non-cash working capital;

•	$902 million net aggregate intercompany advances to RWCI;

•	$160 million for the repayment at maturity of our $160 million 10.5% Senior Secured Notes;

•	$71 million aggregate net repayment of our bank credit facility;

•	$24 million aggregate net repayment of our mortgage and capital leases; and

•	$19 million aggregate net payment on termination of cross-currency interest rate exchange agreements.

Taking into account the cash deficiency of $86 million at the beginning of 2006, the cash deficiency at December 31, 2006 was $2 million.

Financing

Our long-term debt is described in Note 14 to the 2006 Audited Consolidated Financial Statements. During 2006, the following financing activities took place. An aggregate $255 million of debt was repaid, consisting of: $160 million aggregate principal amount at maturity on June 1, 2006 of our 10.5% Senior Secured Notes due 2006; $71 million net repayment of outstanding advances under our bank credit facilities; and $24 million aggregate net repayment of our mortgage and capital leases. In addition, we paid aggregate net cash settlements of $19 million upon the maturities in June 2006 and December 2006 of cross-currency interest rate exchange agreements in the aggregate notional principal amount of U.S. $327 million and received $14 million as consideration for the issuance of Class A common shares to RWCI.

25	Rogers Wireless 2006 MD&A

Covenant Compliance

The provisions of the long-term debt agreements impose, in most instances, restrictions on the operations and activities of the Company governed by these agreements. Generally, the terms of the bank credit facility impose the most significant of these restrictions including debt incurrence and maintenance tests, restrictions upon additional investments and sales of assets. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company. At December 31, 2006, the Company was in compliance with all terms of the long-term debt agreements and the Company expects to remain in compliance with all of these covenants. Based on the most restrictive covenants at December 31, 2006, the Company could have borrowed approximately $6.4 billion of additional debt, of which approximately $700 million could have been borrowed under our bank credit facility, under which there were no advances outstanding at December 31, 2006.

2007 Cash Requirements

We anticipate generating a net cash surplus in 2007 from cash generated from operations. As well we anticipate making distributions to RWCI in the form of intercompany advances or distributions of capital. We expect that we will have sufficient capital resources to satisfy our cash funding requirements, including the funding of distributions to RWCI, taking into account cash from operations and the amount available under our $700 million bank credit facility.

Effective December 31, 2006, the payment of management fees by subsidiary companies, including us, to RCI ceased.

Required Principal Repayments

At December 31, 2006, the required repayments on all long-term debt in the next five years totalled $1,672 million, due in 2010 and 2011. The required repayments are comprised of $641 million (U.S. $550 million) Floating Rate Senior Secured Notes due 2010, $571 million (U.S. $490 million) 9.625% Senior Secured Notes due 2011 and $460 million 7.625% Senior Secured Notes due 2011. In addition, our bank credit facility, under which there were no advances outstanding at December 31, 2006, matures in 2010.

Credit Ratings

On March 6, 2007, Moody’s Investors Service upgraded the senior secured debt rating of our Company to Baa3 (from Ba1), upgraded the senior subordinated debt rating of our Company to Ba1 (from Ba2) and changed the rating outlook to stable (from under review for possible upgrade). In addition, the corporate family rating for RCI was withdrawn (previously Ba1), as this benchmark rating for speculative grade companies is no longer applicable. On January 9, 2007, Moody’s upgraded the corporate family rating of RCI and the senior secured debt rating of our Company to Ba1 (from Ba2) and upgraded the senior subordinated debt rating of our Company to Ba2 (from B1). In addition, the ratings outlook was changed to under review for possible upgrade (from positive outlook). On February 17, 2006, Moody’s increased the ratings on all of the Rogers public debt, including that of our Company. The corporate family rating for RCI and the senior secured debt rating of our Company were each increased to Ba2 (from Ba3), the senior subordinated debt rating of our Company was increased to Ba3 (from B2) and each of these ratings had a positive outlook.

On February 27, 2007, Fitch Ratings increased the issuer default ratings for RCI and its subsidiaries, including our Company, to BBB- (from BB), increased the senior secured debt rating for our Company to BBB- (from BB+), affirmed the senior subordinated debt rating for our Company at BB and revised the ratings outlook for each to stable (from positive). On July 26, 2006, Fitch upgraded the ratings for Rogers public debt, including that of our Company. The issuer default rating for each was increased to BB (from BB-), the senior secured debt rating for our Company was affirmed at BB+, the senior subordinated debt rating for our Company was increased to BB (from BB-) and the ratings outlook was increased to positive (from stable).

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On October 4, 2006, Standard & Poor’s Ratings Services raised the corporate credit rating of RCI and its subsidiaries, including our Company, to BB+ with a stable outlook (from BB with a positive outlook). At the same time, the rating for our Company’s senior secured debt was increased to BB+ with a stable outlook (from BB with a positive outlook) and the rating for our senior subordinated debt was increased to BB- with a stable outlook (from B+ with a positive outlook). On October 27, 2005, Standard & Poor’s revised its outlook on all of the Rogers public debt, including that of our Company, to positive from stable.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Ratings for debt instruments range from AAA, in the case of Standard & Poor’s and Fitch, or Aaa in the case of Moody’s, which represent the highest quality of securities rated, to D, in the case of Standard & Poor’s, C, in the case of Moody’s and Substantial Risk in the case of Fitch, which represent the lowest quality of securities rated. The ratings on our senior secured debt of BBB- from Fitch and Baa3 from Moody's represent the minimum investment grade ratings.

The credit ratings accorded by the rating agencies are not recommendations to purchase, hold or sell the rated securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

Interest Rates and Foreign Exchange Management

Economic Hedge Analysis

For the purpose of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures, in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and are designated as hedges of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualification for accounting purposes analysis.

During 2006, there was no change in our U.S. dollar-denominated debt and the only change in our hedging status was on an economic basis and was due to the maturities in June 2006 and December 2006 of cross-currency interest rate exchange agreements in the aggregate notional principal amount of U.S. $327 million. As a result, as at December 31, 2006, 87.5% of our U.S. dollar-denominated debt was hedged on an economic basis and 79.1% remained hedged on an accounting basis.

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Hedged Position

(In millions of dollars, except percentages)	December 31, 2006			December 31, 2005

U.S. dollar-denominated long-term debt	US	$3,365		US	$3,365

Hedged with cross-currency interest rate exchange agreements	US	$2,945		US	$3,272

Hedged exchange rate		1.2913			1.2826

Percent hedged		87.5	%(1)		97.2%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$4,753		Cdn	$5,019
Total long-term debt at fixed rates	Cdn	$4,106		Cdn	$4,228
Percent of long-term debt fixed		86.4%			84.2%

Weighted average interest rate on long-term debt		8.29%			8.13%

(1)
Pursuant to the requirements for hedge accounting under AcG-13, “Hedging Relationships”, at December 31, 2006, we accounted for 90.3% (2005 - 81.3%) of our cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. At December 31, 2006, 79.1% (2005 - 79.1%) of U.S. dollar-denominated debt was hedged for accounting purposes versus 87.5% (2005 - 97.2%) on an economic basis.

(2)	Long-term debt includes the effect of cross-currency interest rate exchange agreements.

We use derivative financial instruments to manage our risks from fluctuations in foreign exchange and interest rates. These instruments include interest rate and cross-currency interest rate exchange agreements, foreign exchange forward contracts and, from time-to-time, foreign exchange option agreements. All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. In order to minimize the risk of counterparty default under these agreements, we assess the creditworthiness of these counterparties. At December 31, 2006, all of our counterparties to these agreements were financial institutions with a Standard & Poor’s rating (or other equivalent) ranging from A+ to AA+.

Because our operating income is almost exclusively denominated in Canadian dollars, the incurrence of U.S. dollar-denominated debt has caused significant foreign exchange exposure. We have established a target of hedging at least 50% of our foreign exchange exposure through the use of instruments outlined above. We will continue to monitor our hedged position, on an economic basis, with respect to interest rate and foreign exchange fluctuations and, depending upon market conditions and other factors, may adjust our hedged position with respect to foreign exchange fluctuations or interest rates in the future by unwinding certain existing positions and/or by entering into new cross-currency interest rate exchange agreements or by using other instruments.

Certain of our U.S. dollar-denominated long-term debt instruments are not hedged for accounting purposes. Changes in the foreign exchange rate would impact the Canadian dollar carrying value, in accordance with GAAP, of this unhedged long-term debt, as well as our interest expense and earnings per share on a full-year basis, as follows:

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Impact of Foreign Exchange Rate Changes on EPS

(In millions of dollars, except share data)

	Cdn$ Change in	Cdn$ Change	Change in
Change in	Carrying Value of	in Annual	Earnings
Cdn$ versus US$	Long-Term Debt (1)	Interest Expense	Per Share (2)
$0.01	$7	$0.4	$3.76
0.03	21	1.1	11.23
0.05	35	1.9	18.75
0.10	70	3.7	37.45

(1)    Canadian equivalent of unhedged U.S. dollar-denominated debt, on a GAAP basis, if U.S. dollar costs an additional Canadian cent.
(2)    Based upon the number of shares outstanding at December 31, 2006.

At December 31, 2006, interest expense would have changed by $6 million per year if there was a 1% change in the interest rates on the portion of our long-term debt that is not at fixed interest rates.

Outstanding Share Data

As of December 31, 2006, we had issued and outstanding 1,603,648 Class A Common Shares. For additional detail, refer to Note 17 to the 2006 Audited Consolidated Financial Statements.

Dividends and Distributions

We did not pay dividends from 2002 to 2006 on our Class A Common shares. In 2004, we distributed $1,750 million to RWCI as a return of capital. As a result of this distribution, the stated capital of our Class A Common shares was reduced by $1,750 million. This distribution was permitted under all agreements governing our outstanding debt. For 2005, we recorded cumulative dividends of $11 million on our First preferred shares. In 2006, we recorded cumulative dividends of $91 million on our First preferred shares. In 2006, we issued $102 million aggregate principal amount of non-interest bearing, deeply subordinated demand promissory notes to RCI as settlement for these cumulative dividends. See notes 17(b) and 19(e) to the 2006 Audited Consolidated Financial Statements. In addition, during 2006 we made $902 million net aggregate intercompany advances to RWCI. On January 31, 2007, these were eliminated as a distribution of capital.

Commitments and Other Contractual Obligations

Contractual Obligations

Our material obligations under firm contractual arrangements are summarized below at December 31, 2006. See also Notes 14 and 20 to the 2006 Audited Consolidated Financial Statements.

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Material Obligations Under Firm Contractual Arrangements

	Payments Due by Periods
(In millions of dollars)	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years	Total

Long-term debt	$-	$-	$1,672	$2,710	$4,382
Derivative instruments(1)	7	9	198	159	373
Operating leases(2)	54	85	40	36	215
Purchase obligations(3)	494	817	4	6	1,321
Total	$555	$911	$1,914	$2,911	$6,291

(1)    Amounts reflect net disbursements only.
(2)    Excludes amounts relating to the 170 retail locations sold to Cable and Telecom in January 2007.
(3)    Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependent.

Off-Balance Sheet Arrangements

Guarantees

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. Refer to Note 21 of the 2006 Audited Consolidated Financial Statements.

Derivative Instruments

As previously discussed, we use derivative instruments to manage our exposure to interest rate and foreign currency risks. We do not use derivative instruments for speculative purposes.

Operating Leases

We have entered into operating leases for the rental of premises, distribution facilities, equipment and microwave towers and other contracts. The effect of terminating any one lease agreement would not have an adverse effect on us as a whole. Refer to “Contractual Obligations” above and Note 20 to the 2006 Audited Consolidated Financial Statements.

3. OPERATING ENVIRONMENT

Government Regulation and Regulatory Developments

Our business activities are regulated by one or more of: the Canadian Federal Department of Industry, on behalf of the Minister of Industry (Canada) (collectively “Industry Canada”), the CRTC under the Telecommunications Act (Canada) (the “Telecommunications Act”) and the CRTC under the Broadcasting Act (Canada) (the “Broadcasting Act”), and, accordingly, our results of operations are affected by changes in regulations and by the decisions of these regulators.

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Canadian Radio-television and Telecommunications Commission

Canadian wireless service providers, including ourselves, are regulated by the CRTC pursuant to and in accordance with requirements of the Telecommunications Act, or the Act. Under the Act, the CRTC regulates all telecommunications common carriers in Canada that provide or participate in a communications system, including mobile voice and data, messaging, and paging service providers.

Under the Telecommunications Act, the CRTC has the power to exempt any class of Canadian carrier from the application of the legislation if the CRTC is satisfied that such an exemption is consistent with Canadian telecommunications policy objectives. The CRTC also has the power to forbear from regulating certain services or classes of services provided by individual carriers. If the CRTC finds that a service or class of services provided by a carrier is subject to a degree of competition that is sufficient to protect the interests of users, the CRTC is required to forbear from regulating those services unless such an order would be likely to unduly impair the establishment or continuance of a competitive market for those services.

Industry Canada

The awarding and regulatory supervision of spectrum for cellular, messaging and other radio-telecommunications systems in Canada are subject to the licencing requirements and oversight of Industry Canada. Industry Canada may set technical standards for telecommunications under the Radiocommunication Act (Canada) (the “Radiocommunication Act”) and the Telecommunications Act.

Restrictions on Non-Canadian Ownership and Control

Non-Canadians are permitted to own and control directly or indirectly up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a subsidiary operating company licenced under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the operating licencee company may be owned and controlled directly or indirectly by non-Canadians. The chief executive officer and 80% of the members of the Board of Directors of the operating licencee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licencee company level. The CRTC has the jurisdiction to determine as a question of fact whether a given licencee is controlled by non-Canadians.

Pursuant to the Telecommunications Act and associated regulations, up to 20% of the voting shares of a Canadian carrier, such as our Company, and up to 33⅓% of the voting shares of a parent company, such as RCI, may be held by non-Canadians, provided that neither the Canadian carrier nor its parent is otherwise controlled in fact by non-Canadians. Similar restrictions are contained in the Radiocommunication Act and associated regulations.

In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report which opposed the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. The government announced that officials from the Industry and Heritage departments will convene to reconcile the two positions. We are not aware of any further legislative initiatives related to a reduction or change in foreign ownership restrictions, although the matter continues to be discussed in the media.

Spectrum Licence Issues

Late in 2003, Industry Canada released a policy document regarding a number of spectrum issues, including a discussion on the existing spectrum cap, spectrum allocations for 3G networks and possible timing of a 3G spectrum auction. Industry Canada proposed a possible 3G spectrum auction date of 2005 to 2006 for this spectrum. The Federal Communications Commission (“FCC”) in the United States concluded their auction of Advanced Wireless Services (“AWS”) spectrum, in September 2006, raising $1.4 billion.  90 MHz of spectrum was auctioned. In February 2007, Industry Canada released a consultation document regarding an auction for the same 90 MHz of spectrum. Comments can be submitted by May 25, 2007 with reply comments submitted by June 27, 2007. An auction is expected in early 2008.

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On August 27, 2004, Industry Canada rescinded the cap on ownership of mobile spectrum. Up to that time, Canadian carriers were limited to a maximum of 55 megahertz of mobile spectrum. After a public consultation earlier in 2004 as to whether the cap should be maintained, removed or increased, Industry Canada advised that the cap would be removed, effective immediately. In the February 2007 Consultation document Industry Canada questioned whether an auction cap or a “set-aside” of spectrum or some other mechanism would be appropriate to attract new entrants to Canada’s wireless industry.

Fixed Wireless Spectrum Auction

On February 9, 2004, Industry Canada commenced an auction for one block of 30 megahertz of spectrum in the 2300 megahertz band as well as three blocks of 50 megahertz of spectrum and one block of 25 megahertz of spectrum in the 3500 megahertz band. The auction was completed on February 16, 2004. There were over 172 geographic licence areas in Canada for each available block. Licencees have flexibility in determining the services to be offered and the technologies to be deployed in the spectrum. Industry Canada expected that the spectrum will be used for point-to-point or point-to-multi-point broadband services. We participated in this spectrum auction and, as a result, acquired 33 blocks of spectrum in various licence areas for an aggregate bid price of $6 million.

Industry Canada initiated another auction process to make available the blocks of spectrum that did not sell in the February 2004 process. Parties were able to identify those blocks that they were interested in, and if there were no other parties expressing interest in those blocks, they were the successful party. In this process, we obtained an additional nine licences for a cost of less than $1 million. The remaining licences were auctioned commencing January 10, 2005, and we were successful in supplementing our spectrum holdings from 2004 with a further 40 licences at a cost of $5 million. See also below under “Our Expansion and Investment in the Inukshuk Business May Have Considerable Risks”.

Inukshuk

On March 31, 2006, Industry Canada approved the transfer of our Inukshuk licence to Inukshuk Wireless Partnership, a Rogers-Bell joint venture. New licence terms were also issued. These licence terms require Inukshuk to return spectrum that it is not using as of December 31, 2009. At the same time as the licence was issued, Industry Canada issued their new policy on the 2.5 GHz spectrum used by Inukshuk. The policy confirms that the spectrum is currently only to be used for fixed services (which, in Canada, includes portable services). Companies that wish to have a mobile licence for this spectrum will be required to apply for a mobile licence and will be required to return one-third of the spectrum to the government. The returned spectrum will be auctioned. There is no assurance that we or any other incumbent licencee would be allowed to purchase the spectrum at an auction. See discussion below entitled “We Are and Will Continue to Be Involved in Litigation”.

In SAB-002-06 Consultation on Implementation Matters Related to the Band Plan and the Mobile Service for the Band 2500 - 2690 MHz, Industry Canada announced a consultation process on 2.5 GHz spectrum which will be initiated in the winter of 2007. This process is to include a discussion of the implementation matters associated with harmonizing with the U.S. band plan. The process will also examine issues related to setting a firm transition date to allow for nation-wide implementation of the band plan and the mobile service.

Wireless Video Services

In a decision issued on April 12, 2006, the CRTC determined that the mobile TV services provided by our Company are exempt from regulation because they are delivered over the Internet. Furthermore, the CRTC has promulgated a new order that will exempt all mobile TV services from regulation, whether they are delivered over the Internet, or not. However, point-to-multipoint services are not exempt from regulation. We believe that this decision will allow us to offer innovative new services with a minimum of regulatory impediments.

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Competition in our Business

At December 31, 2006, the highly-competitive Canadian wireless industry had approximately 18.5 million wireless subscribers. Competition for wireless subscribers is based on price, scope of services, service coverage, quality of service, sophistication of wireless technology, breadth of distribution, selection of equipment, brand and marketing. We also compete with our rivals for dealers and retail distribution outlets.

In the wireless voice and data market, we compete primarily with two other national wireless service providers, Bell Mobility and Telus Mobility, as well as resellers such as Virgin Mobile Canada, and Primus, Vidéotron, Eastlink and other emerging providers using alternative wireless technologies such as WiFi or “hotspots”. Wireless messaging (or one-way paging) also competes with a number of local and national paging providers.

Risks and Uncertainties Affecting our Business

Our business is subject to risks and uncertainties that could result in a material adverse effect on our business and financial results as outlined below.

Our Business is Subject to Various Government Regulations that Could Adversely Affect Our Business or Increase Costs or Competition.

The licencing, construction and operation of wireless communications systems in Canada are subject to the licencing requirements and oversight of Industry Canada. In addition, various aspects of wireless communications operations, including our ability to enter into interconnection agreements with traditional wireline telephone companies, are subject to regulation by the CRTC. Any of the government agencies having jurisdiction over our business could adopt regulations or take other actions that could adversely affect our business and operations, including actions that could increase competition or that could increase our costs.

Industry Canada grants radio licences for a specified term. All of our cellular and PCS radio licences expire in 2011. Industry Canada has placed conditions on the maintenance of these licences and has the authority at any time to modify these licencing conditions to the extent necessary to ensure the efficient and orderly development of radio communication facilities and services in Canada. Industry Canada may decide not to renew our licences when they expire and any failure by us to comply with the conditions on the maintenance of its licences could result in a revocation or forfeiture of any of our licences or the imposition of fines by Industry Canada.

Our wireless licences include a condition requiring us to comply with the ownership restrictions of the Telecommunications Act and identical requirements under the Radiocommunication Act. We are currently in compliance with all of these Canadian ownership and control requirements. However, to the extent that these requirements are violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of its wireless licences.

The Implementation of WNP in Canada Could Create Significant Costs for Us and Increase Churn.

On December 20, 2005, the CRTC mandated that WNP becomes available beginning in March 2007. The implementation of WNP will require us as well as other carriers to incur implementation costs that could be significant and could cause an increase in churn among Canadian wireless carriers, and could increase operating expenses or reduce revenue.

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The Recommendation of the National Wireless Tower Policy Review Could Increase Our Costs or Delay the Expansion of our Networks.

On February 7, 2005, the executive summary of the final report of the Tower Policy Review was published and subsequently the full report was released. The report recommends various steps that could be taken to increase the amount of public consultation before wireless carriers are permitted to build cellular network towers. Some of the Review recommendations could increase our costs and lead to delays in acquiring new sites for cellular towers. Industry Canada is currently considering various proposals and is expected to release a new tower policy shortly.

We Face Substantial Competition.

The Canadian wireless communications industry is highly-competitive. In the wireless voice and data market, we compete primarily with two other wireless service providers and may in the future compete with other companies, including resellers, such as Virgin Mobile Canada and Primus and potential users of wireless voice and data systems may find their communications needs satisfied by other current or developing technologies, such as WiFi, “hotspots” or trunk radio systems, which have the technical capability to handle mobile telephone calls. We also compete with rivals for dealers and retail distribution outlets. There can be no assurance that our current or future competitors will not provide services comparable or superior to those we provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter the market in which we operate, or introduce competing services. Any of these factors could reduce our market share or decrease our revenue or increase churn. We anticipate some ongoing re-pricing of our existing subscriber base as lower pricing offered to attract new customers is extended to or requested by existing customers. In addition, as wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenues than those from its existing customers, which could slow revenue growth.

The Spectrum Auction Could Increase Competition.

Industry Canada has released a proposed policy regarding third generation spectrum allocation and we believe that a third generation spectrum auction may occur in late 2007 or early 2008. Industry Canada could set aside spectrum for a new entrant which could increase the competition we face, and the policy could contain terms that are favourable to new entrants.

Foreign Ownership Changes Could Increase Competition.

We could face increased competition if there is a removal or relaxation of the limits on foreign ownership and control of wireless licences. Legislative action to remove or relax these limits could result in foreign telecommunication companies entering the Canadian wireless communications market, through the acquisition of either wireless licences or of a holder of wireless licences. The entry into the market of such companies with significantly greater capital resources than us could reduce our market share and cause our revenues to decrease.

We are Subject to Various Risks from Competing Technologies.

There are several technologies that may impact the way in which our services are delivered. These technologies include broadband, IP-based voice, data and video delivery services; the mass market deployment of optical fibre technologies to the residential and business markets; the deployment of broadband wireless access, and wireless services using radio frequency spectrum to which we may have limited access. These technologies may result in significantly different cost structures for the users of the technologies, and may consequently affect the long-term viability of certain of our currently deployed technologies. Some of these new technologies may allow competitors to enter our markets with similar products or services that may have lower cost structures. Some of these competitors may be larger with more access to financial resources than we have.

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There is No Guarantee that Our Third Generation Technology Will Be Competitive or Compatible with Other Technologies or will be Deployed as Planned

We began deploying a 3G wireless network in 2006 based upon the UMTS/HSDPA standard, which we expect will provide us with data speeds that are superior to those offered by other 3G wireless technologies and which will enable us to add incremental voice and data capacity at significantly lower costs. While we and other U.S. and international operators have selected these technologies as an evolutionary step from its current and future networks, there are other competing technologies that are being developed and implemented in both Canada and other parts of the world. None of the competing technologies is directly compatible with each other. If the third generation technology that gains the most widespread acceptance is not compatible with our networks, competing services based on such alternative technology may be preferable to subscribers and our business may be materially adversely affected.

In addition, in order to implement this transition to third generation technology successfully:

•    Network technology developers must complete the refinement of third generation network technologies, specifically HSDPA; and

•    We must complete the implementation of the fixed network infrastructure to support our third generation technologies, which will include design and installation of upgrades to its existing network equipment.

We cannot be certain that these steps will be completed in the time frame or at the cost anticipated. Our third generation technology network will rely, in many instances, on new and unproven technology. As with any new technology, there is a risk that the new technology we have chosen for our network will not perform as expected, that we may be unable to integrate the new technology with our current technology and that we may be unable to deliver next generation services in a cost-effective manner. The occurrence of any of these difficulties could delay the development of our network, which could materially adversely affect our business.

We May Fail to Achieve Expected Revenue Growth from New and Advanced Wireless Services.

We expect that a substantial portion of our future revenue growth will be achieved from new and advanced wireless voice and data transmission services. Accordingly, we have invested and continue to invest significant capital resources in the development of our GSM/GPRS/EDGE and HSDPA network in order to offer these services. However, there may not be sufficient consumer demand for these advanced wireless services. Alternatively, we may fail to anticipate or satisfy demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. The failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for wireless products and services, would slow revenue growth and have a material adverse effect on our business and financial condition.

Our Expansion and Investment in the Inukshuk Business May Have Considerable Risks.

In 2000, Fido obtained licences in the 2.5 MHz or MCS spectrum. This spectrum was acquired in a competitive licencing process and accordingly is subject to rollout commitments and commitments to fund a “Learning Plan”. If we are unable to roll out the service in accordance with Industry Canada requirements, the MCS licences could be revoked by Industry Canada.

On September 16, 2005, we announced a joint venture with Bell Canada to build a nationwide fixed wireless network by pooling our respective fixed wireless spectrum holdings and access to our combined cellular tower and backhaul assets. This joint venture, known as Inukshuk, will require significant funding, will generate losses in the start-up phases, and entails risks and uncertainties. Amongst other things, the nationwide fixed wireless network that the joint venture plans to fund and deploy is based upon an early generation of a relatively new technology, the standards for which may not become widely adopted. In addition, there is no certainty that the services that will be enabled by the fixed wireless network will function as planned or that such services would attract wide customer adoption at price points that would enable the joint venture to recover its costs.

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We Are Dependent on Certain Key Infrastructure and Handset Vendors, Which Could Impact the Quality of Our Services or Impede Network Development and Expansion.

We have relationships with a small number of essential network infrastructure and handset vendors, over which we have no operational or financial control and only limited influence in how the vendors conduct their businesses. The failure of one of our network infrastructure suppliers could delay programs to provide additional network capacity or new capabilities and services across the business. Handsets and network infrastructure suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis or fail to develop and deliver handsets that satisfy our customers’ demands, this could have a negative impact on our business, financial condition and results of operations. Similarly, interruptions in the supply of equipment for our networks could impact the quality of our service or impede network development and expansion.

We Are Highly Dependent Upon Our Information Technology Systems and the Inability to Enhance Our Systems or a Security Breach or Disaster Could Have an Adverse Impact on Our Financial Results and Operations.

The day-to-day operations of our business are highly dependent on our information technology systems. An inability to enhance information technology systems to accommodate additional customer growth and support new products and services could have an adverse impact on our ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber bills, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position.

In addition, we use industry standard network and information technology security, survivability and disaster recovery practices. A portion of our employees and critical elements of the network infrastructure and information technology systems are located at the corporate offices in Toronto, Ontario and Brampton, Ontario. In the event that we cannot access these facilities, as a result of a natural or manmade disaster or otherwise, operations may be significantly affected and may result in a condition that is beyond the scope of our ability to recover without significant service interruption and commensurate revenue and customer loss.

Network Failures Can Reduce Revenue and Impact Customer Service.

The failure of the network or a component of the network would, in some circumstances, result in an indefinite loss of service for our customers. In addition, we rely on business partners to complete certain calls. The failure of one of these carriers might also cause an interruption in service for our customers that would last until we could reroute the traffic to an alternative carrier.

Restrictions on the Use of Wireless Handsets While Driving May Reduce Subscriber Usage.

Certain provincial government bodies are considering legislation to restrict or prohibit wireless handset usage while driving. Legislation banning the use of hand-held phones while driving, while permitting the use of hands-free devices, has been implemented in Newfoundland. Legislation has been proposed in other jurisdictions to restrict or prohibit the use of wireless handsets while driving motor vehicles. Some studies have indicated that certain aspects of using wireless handsets while driving may impair the attention of drivers in various circumstances, making accidents more likely. Laws prohibiting or restricting the use of wireless handsets while driving could have the effect of reducing subscriber usage, which could cause an adverse effect on our business. Additionally, concerns over the use of wireless handsets while driving could lead to litigation relating to accidents, deaths or bodily injuries, which could also have an adverse effect on our business.

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Concerns About Radio Frequency Emissions May Adversely Affect Our Business.

Occasional media and other reports have highlighted alleged links between radio frequency emissions from wireless handsets and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. While there are no definitive reports or studies stating that such health issues are directly attributable to radio frequency emissions, concerns over radio frequency emissions may discourage the use of wireless handsets or expose us to potential litigation. It is also possible that future regulatory actions may result in the imposition of more restrictive standards on radio frequency emissions from low powered devices such as wireless handsets. We are unable to predict the nature or extent of any such potential restrictions.

We Are Controlled by RCI, Which May Lead to a Conflict Of Interest.

We are a wholly owned subsidiary of RCI. Accordingly, RCI can, subject to applicable law:

•     elect all of our directors;

•	cause individuals who are employees of or control RCI to be appointed as officers and directors of our company; and

•	otherwise control the outcome of virtually all matters required to be submitted to our shareholders.

RCI, as our sole beneficial shareholder, and the directors, officers and employees of RCI and its other subsidiaries who are our directors and officers, are in positions which may involve conflicts of interest with respect to various transactions concerning us. There can be no assurance that any such conflict will be resolved in our favour. In addition, actions taken by RCI and the financial condition of RCI, both matters over which we have no control, may affect us. In order to reduce the possibility that any conflicts of interest arise, RWCI and RCI have entered into a business areas and transfer agreement that attempts to allocate wireless communications opportunities to Wireless. For a complete description of this agreement and the other agreements among RCI, RWCI and us, see the section entitled “Intercompany and Related Party Transactions”.

We Have Substantial Debt and Interest Payment Requirements that May Restrict our Future Operations and Impair our Ability to Meet our Financial Obligations.

Our substantial debt may have important consequences. For instance, it could:

 •     Make it more difficult for us to satisfy our financial obligations;

     •     Require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which would reduce funds available for other business purposes;

 •     Increase our vulnerability to general adverse economic and industry conditions;

 •     Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

 •     Place us at a competitive disadvantage compared to some of our competitors that have less financial leverage; and

 •     Limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

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We Are and Will Continue to Be Involved in Litigation.

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against us and other providers of wireless communications in Canada. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation and false advertising with respect to the system access fee charged by us to some of our customers. The plaintiffs seek unquantified damages from the defendant wireless communications service providers. The company believes it has a good defence to the allegations. In July 2006, the Saskatchewan court denied the plaintiffs’ application to have the proceeding certified as a class action. However, the court granted leave to the plaintiffs to renew their applications in order to address the requirements of the Saskatchewan class proceedings legislation. The plaintiff's application to address these requirements is set to be heard by the Court on April 4 and 5, 2007. Similar proceedings have also been brought against us and other providers of wireless communications in most of Canada. We have not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated. In addition, on December 9, 2004, we were served with a court order compelling us to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to our system access fee.

On April 21, 2004, a proceeding was brought against Fido and others claiming damages totalling $160 million, specific performance, breach of contract, breach of confidence and breach of fiduciary duty. The proceeding  is seeking to add Inukshunk Wireless Partnership, our 50% owned joint venture, as a party to the action. The proceeding is at an early stage. We believe we have good defences to the claim and no amounts have been provided in the accounts.

We believe that we have adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits which would materially change the amount of current and future income tax assets and liabilities and could, in certain circumstances, result in assessment of interest and penalties.

We are and may from time to time be named as a defendant in other legal actions arising in the ordinary course of our business, including claims arising out of our dealer arrangements.

4. ACCOUNTING POLICIES AND NON-GAAP MEASURES

Key Performance Indicators and Non-GAAP Measures

We measure the success of our strategies using a number of key performance indicators, which are outlined below. The following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Subscriber Counts

We determine the number of subscribers to our services based on active subscribers. Generally, each telephone number represents one subscriber. When subscribers are deactivated either voluntarily or involuntarily for non-payment, they are considered to be deactivations in the period the services are discontinued. Prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.

We report subscribers in two categories: postpaid and prepaid. Postpaid includes voice-only and data-only subscribers, as well as subscribers with service plans integrating both voice and data.

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Subscriber Churn

Subscriber churn is calculated on a monthly basis. For any particular month, subscriber churn represents the number of subscribers deactivating in the month divided by the aggregate number of subscribers at the beginning of the month. When used or reported for a period greater than one month, subscriber churn represents the monthly average of the subscriber churn for the period.

Network Revenue

Network revenue is total revenue less revenue received from the sale of handset equipment. The sale of such equipment does not materially affect our operating income as we generally sell equipment to our distributors at a price approximating cost to facilitate competitive pricing at the retail level. Accordingly, we believe that network revenue is a more relevant measure of our ability to increase our operating profit, as defined below.

Average Revenue Per User

The average revenue per user (“ARPU”) is calculated on a monthly basis. For any particular month, ARPU represents monthly network revenue divided by the average number of subscribers during the month. ARPU, when used in connection with a particular type of subscriber, represents monthly network revenue generated from these customers divided by the average number of these subscribers during the month. When used or reported for a period greater than one month, ARPU represents the monthly average of the ARPU calculations for the period. We believe ARPU helps indicate whether we have been successful in attracting and retaining higher value subscribers. Refer to “Supplementary Information - Non-GAAP Calculations” for further details on the calculation.

Sales and Marketing Costs (or Cost of Acquisition) Per Subscriber

Sales and marketing costs per subscriber, which is also often referred to in the industry as cost of acquisition per subscriber (“COA”), “subscriber acquisition cost”, or “cost per gross addition”, is calculated by dividing total sales and marketing expenditures, plus costs related to equipment provided to new subscribers for the period, by the total number of gross subscriber activations during the period. Subscriber activations include postpaid and prepaid voice and data activations and one-way messaging activations. COA, as it relates to a particular activation, can vary depending on the level of ARPU and term of a subscriber’s contract. Refer to “Supplementary Information: Non-GAAP Calculations” for further details on the calculation.

The wireless communications industry in Canada continues to grow and the costs of acquiring new subscribers are significant. Because a substantial portion of subscriber activation costs are variable in nature, such as commissions paid for each new activation, and due to fluctuations in the number of activations of new subscribers from period to period and the seasonal nature of these subscriber additions, we experience material fluctuations in sales and marketing expenses and, accordingly, in the overall level of operating expenses.

Operating Expense Per Subscriber

Operating expense per subscriber, expressed as a monthly average, is calculated by dividing total operating, general and administrative expenditures, plus costs related to equipment provided to existing subscribers and management fees paid to RCI, by the average number of subscribers during the period. Operating expense per subscriber is tracked as a measure of our ability to leverage our operating cost structure across a growing subscriber base, and we believe that it is an important measure of our ability to achieve the benefits of scale as we increase our business. Refer to “Supplementary Information: Non-GAAP Calculations” for further details on the calculation.

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Operating Profit and Operating Profit Margin

We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gains (losses), gains (losses) on repayment of long-term debt, change in fair value of derivative instruments and investment and other income (expense). Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by our peers and competitors as EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allows us to compare our Company to our peers and competitors who may have different capital or organizational structures. This measure is not a defined term under Canadian GAAP or U.S. GAAP.

We calculate operating profit margin by dividing operating profit by network revenue. Network revenue is used in the calculation, instead of total revenue, because it better reflects our core business activity of providing wireless services. This measure is not a defined term under Canadian GAAP or U.S. GAAP. Refer to “Supplementary Information: Non-GAAP Calculations” for further details on the calculation.

Additions to PP&E

PP&E expenditures include those costs associated with acquiring and placing our PP&E into service. Because the wireless communications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these expenditures. We focus more on managing additions to PP&E than we do on managing depreciation and amortization expense because additions to PP&E have a more direct impact on our cash flow, whereas depreciation and amortization are non-cash accounting measures required under Canadian and U.S. GAAP.

The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provide a more accurate determination for period-to-period comparisons.

Critical Accounting Policies

This MD&A has been prepared with reference to our 2006 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The Audit Committee reviews our accounting policies. The Audit Committee also reviews all quarterly and annual filings and recommends approval of our annual financial statements to our Board of Directors. For a detailed discussion of our accounting policies, see Note 2 to the 2006 Audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us and critical accounting estimates are discussed in the sections “New Accounting Standards” and “Critical Accounting Estimates”, respectively.

Revenue Recognition

We consider revenues to be earned as services are performed, provided that ultimate collection is reasonably assured at the time of performance. Our principal sources of revenues are as follows:

      •    Revenue is earned from subscribers in connection with monthly fees for wireless services, the use of wireless voice or data airtime in excess of that included with the monthly fee, long-distance calls, calls initiated or received outside of Canada by the Company’s subscribers, referred to as “roaming”, calls initiated or received on our network by other carriers’ subscribers, and fees for optional services, such as voicemail. Monthly fees are recognized as revenue on a pro rata basis over the month as the services are provided. Wireless airtime, roaming, long-distance, and optional services fees are recorded as revenue as the services are provided;

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      •    Revenue from the sale of wireless equipment is recorded when the equipment is delivered and accepted by the independent dealer or subscribers in the case of direct sales. Equipment subsidies related to new and existing subscribers are recorded as a reduction of equipment revenues upon activation of the service; and

      •    Activation fees charged to subscribers do not meet the criteria as a separate unit of accounting. As a result, these fees are recorded as part of equipment revenue to the extent that the aggregate handset and activation fee proceeds to not exceed the fair value of the handset. Any activation fees not allocated to the handset would be deferred upon activation and recognized as service revenue over the expected customer relationship period.

We offer certain products and services as part of multiple deliverable arrangements. We divide multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units is measured and allocated amongst the accounting units based upon their fair values and our relevant revenue recognition policies are applied to them. We recognize revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectibility is reasonably assured.

Unearned revenue includes subscriber deposits and amounts received from subscribers related to services and subscriptions to be provided in future periods.

Subscriber Acquisition and Retention Costs

We operate within a highly-competitive industry and generally incur significant costs to attract new subscribers and retain our existing subscribers. All sales and marketing expenditures related to subscriber acquisitions, retention and contract renewals, such as commissions, are expensed as incurred.

A large percentage of the subscriber acquisition and retention costs, such as equipment subsidies and commissions, are variable in nature and directly related to the acquisition or renewal of a subscriber. In addition, subscriber acquisition and retention costs on a per subscriber acquired basis fluctuate based on the success of promotional activity and seasonality of the business. Accordingly, if we experience significant growth in subscriber activations or renewals during a period, expenses for that period will increase.

Capitalization of Direct Labour and Overhead

During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expenses as incurred.

Critical Accounting Estimates

This MD&A has been prepared with reference to our 2006 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of assets, liabilities, revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates. We believe that the accounting estimates discussed below are critical to our business operations and an understanding of our results of operations or may involve additional management judgment due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts.

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Useful Lives of PP&E

We depreciate the cost of PP&E over their respective estimated useful lives. These estimates of useful lives involve considerable judgment. In determining these estimates, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets. On an annual basis, we reassess our existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue producing perspective. If technological change happens more quickly or in a different way than anticipated, we might have to shorten the estimated life of certain PP&E, which could result in higher depreciation expense in future periods or an impairment charge to write down the value of PP&E.

Capitalization of Direct Labour and Overhead

Certain direct labour and indirect costs associated with the acquisition, construction, development or betterment of our wireless network are capitalized to property, plant and equipment. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on the rate per hour. Although interest costs are permitted to be capitalized during construction under Canadian GAAP, it is our policy not to capitalize interest.

Accrued Liabilities

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of accrued liabilities at the date of the financial statements and the reported amounts expensed during the year. Actual results could differ from those estimates.

Amortization of Intangible Assets

We amortize the cost of finite-lived intangible assets over their estimated useful lives. These estimates of useful lives involve considerable judgment. Judgement is also involved in determining that spectrum have indefinite lives, and are therefore not amortized. The net book values of the finite-lived intangible assets including brand name, subscriber base and roaming agreements are as follows:

(In millions of dollars)	2006	2005

Brand name	$58	$79
Subscriber base	8	84
Roaming agreements	30	33
Dealer network	7	10
Wholesale agreements	4	8
	$107	$214

The determination of the estimated useful lives of brand names involves historical experience, marketing considerations and the nature of the industries in which we operate. The useful lives of subscriber bases are based on the historical churn rates of the underlying subscribers and judgments as to the applicability of these rates going forward. The useful lives of roaming agreements are based on estimates of the useful lives of the related network equipment. The useful lives of wholesale agreements and dealer networks are based on the underlying contractual lives. The determination of the estimated useful lives of intangible assets impacts amortization expense in the current period as well as future periods.

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The impact on net income on a full-year basis of changing the useful lives of the finite-lived assets by one year is shown in the chart below.

Impact of Changes in Estimated Useful Lives

	Amortization	Increase in Net Income	Decrease in Net Income
(In millions of dollars)	Period	if Life Increased by 1 year	if Life Decreased by 1 year

Brand name	5.0 years	$3	$(5)

Subscriber base	2.3 years	$23	$(61)

Roaming agreements	12.0 years	$-	$-

Dealer network	4.0 years	$1	$(1)

Wholesale agreements	3.2 years	$1	$(2)

Impairment of Goodwill, Indefinite-Lived Intangible Assets and Long-lived Assets

Indefinite-lived intangible assets, including goodwill and spectrum licences, as well as long-lived assets including PP&E and other intangible assets, are assessed for impairment on at least an annual basis or more often if events or circumstances warrant. These impairment tests involve the use of both undiscounted and discounted net cash flow analyses to assess the recoverability of the carrying value of these assets and the fair value of both indefinite-lived and long-lived assets if applicable. These analyses involve estimates of future cash flows, estimated periods of use and applicable discount rates. If the undiscounted net cash flows associated with long-lived assets or the fair value of indefinite-lived intangible assets exceeds related carrying values, impairment losses measured as the excess of carrying value over fair value for long-lived assets and the excess of carrying value over the implied fair value of goodwill would have to be recognized.

Income Tax Estimates

We use judgment in the estimation of income taxes and future income tax assets and liabilities. In the preparation of our Consolidated Financial Statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This involves estimating actual current tax exposure, together with assessing temporary differences that result from differing treatments in items for accounting purposes versus tax purposes, and in estimating the recoverability of the benefits arising from tax loss carryforwards. We are required to assess whether it is more likely than not that future income tax assets will be realized prior to the expiration of the related tax loss carryforwards. Judgment is required to determine if a valuation allowance is needed against either all or a portion of our future income tax assets. Various considerations are reflected in this judgment including future profitability of related companies, tax planning strategies that are being implemented or could be implemented to recognize the benefits of these tax assets, as well as the expiration of the tax loss carryforwards. Judgments and estimates made to assess the tax treatment of items and the need for a valuation allowance impact the future tax balances as well as net income through the current and future tax provisions. As at December 31, 2006 and as detailed in Note 6 to the 2006 Audited Consolidated Financial Statements, we have non-capital tax loss carryforwards of approximately $853 million expiring at various times through 2026. Our net future income tax asset, prior to valuation allowances, totals approximately $451 million at December 31, 2006 (2005 - $787 million). A full valuation allowance had been provided against our net future income tax assets in 2004. However, in 2005, the recorded valuation allowance results in a future income tax asset of $670 million, reflecting that it is more likely than not that certain income tax assets will be realized. Approximately $583 million of the income tax assets recognized in 2005 related to assets arising on the acquisition of Fido. Accordingly, the benefit related to these assets was reflected as a reduction of goodwill. In 2006 we reduced the valuation allowance by $98 million, again reflecting that it is more likely than not that certain income tax assets will be realized. Of that amount, $62 million relates to income tax assets arising from acquisitions and has accordingly been reflected as a reduction of goodwill.

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Allowance for Doubtful Accounts

A significant portion of our revenue is earned from selling on credit to individual consumers and business customers. The allowance for doubtful accounts is calculated by taking into account factors such as our historical collection and write-off experience, the number of days the customer is past due, and the status of the customer’s account with respect to whether or not the customer is continuing to receive service. As a result, fluctuations in the aging of subscriber accounts will directly impact the reported amount of bad debt expense. For example, events or circumstances that result in a deterioration in the aging of subscriber accounts will in turn increase the reported amount of bad debt expense. Conversely, as circumstances improve and customer accounts are adjusted and brought current, the reported bad debt expense will decline.

New Accounting Standards

Stock-Based Compensation

In 2006, we adopted the provisions of Emerging Issues Committee (“EIC”) Abstract 162, Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date (“EIC 162”). Where a stock-based compensation plan contains provisions that allow an employee to continue vesting in a stock-based award after the employee has retired, EIC 162 requires that the compensation cost attributable to such an award be expensed immediately for employees who are eligible to retire at the date of the grant. For an employee who will become eligible to retire during the vesting period of an award, EIC 162 requires that the compensation cost be recognized as an expense over the period from the date of the grant to the date the employee becomes eligible to retire. EIC 162 was applied retroactively to all stock-based compensation awards, with restatement of prior periods. The adoption of EIC 162 resulted in an increase in the opening 2004 deficit and contributed surplus of $1 million and an increase in stock-based compensation expense of $1 million and nil for the years ended December 31, 2004 and 2005, respectively. For 2006, the adoption of EIC 162 resulted in a reduction in stock-based compensation of $1 million from that which would otherwise have been recorded.

Effective January 1, 2004, Canadian GAAP required us to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, we determined the fair value of options granted to employees since January 1, 2002 using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $2 million, representing the expense for the 2002 and 2003 fiscal years. The offset to the retained earnings adjustment was an increase in contributed surplus.

Accounting Changes

In 2006, the CICA issued Handbook Section 1506, Accounting Changes (“CICA 1506”). CICA 1506 prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. This new standard, to be adopted on January 1, 2007, is not expected to have a material impact on the Company’s consolidated financial statements.

Non-monetary Transactions

In 2005, the CICA issued Handbook Section 3831, Non-monetary Transactions, (“CICA 3831”) replacing Section 3830, Non-monetary Transactions. CICA 3831 requires that an asset exchanged or transferred in a non-monetary transaction must be measured at its fair value except when: the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. In these cases, the transaction must be measured at the carrying value. The new requirements were effective for transactions occurring on or after January 1, 2006. This new standard has not had a material impact on the Company’s consolidated financial statements.

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In 2005, there were no material impacts for new accounting standards as a result of changes to Canadian GAAP.

In 2004, we adopted the following accounting standards as a result of changes to Canadian GAAP:

GAAP Hierarchy

In 2003, the CICA released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously there had been no clear definition of the order of authority for sources of GAAP. This standard established standards for financial reporting in accordance with Canadian GAAP and applied to our 2004 fiscal year. This section also provided guidance on sources to consult when selecting accounting policies and appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

As a result we adopted a classified balance sheet presentation since we believe the historical industry practice of a declassified balance sheet presentation was no longer appropriate.

In addition, within the Consolidated Statements of Cash Flows, we reclassified the change in non-cash working capital items related to PP&E to investing activities. This change had the impact of decreasing our cash used in investing activities by $49 million for the year ended December 31, 2004. The corresponding change was to non-cash working capital items within operating activities.

Revenue Recognition

Effective January 1, 2004, we adopted new Canadian accounting standards, including CICA Emerging Issues Committee Abstract 141 and 142 issued in December 2003, regarding the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the recognition and classification of revenue and expenses have been made:

•    Activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue;

•    Recoveries from new and existing subscribers from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense in the case of a new subscriber, and as a reduction to operating, general and administrative expense in the case of an existing subscriber;

•    Equipment subsidies related to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as a sales expense in the case of a new subscriber and as an operating, general and administrative expense in the case of an existing subscriber; \

•    Costs for equipment provided under retention programs to existing subscribers are now recorded as a cost of equipment sales. Previously, these amounts were recorded as an operating, general and administrative expense; and

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•    Certain other recoveries from subscribers related to collections activities are now classified as network revenue. Previously, these amounts were recorded as a recovery of operating, general and administrative expenses.

These changes in accounting classification had no effect on the amounts of reported operating profit, net income or earnings per share. All prior period amounts, including key performance indicators, have been conformed to reflect these changes in classification.

Accounting for Derivative Instruments

Our cross-currency interest rate exchange agreements (“swaps”) are used to manage the cash flow risks associated with the fluctuations in foreign exchange rates relating to our U.S. dollar-denominated debt. We do not enter into such swaps for speculative purposes.

Prior to January 1, 2004, we accounted for these swaps as hedges of the fluctuations in foreign exchange rates relating to approximately 65.4% of our U.S. dollar-denominated debt. Under hedge accounting, the foreign exchange gains and losses arising on the translation of the U.S. dollar-denominated debt at the end of each accounting period was hedged by the equal and offsetting foreign exchange gains and losses relating to the swaps that were designated as hedges.

Effective January 1, 2004, we adopted Accounting Guideline 13 (“AcG-13”), “Hedging Relationships” which established a new criteria for hedge accounting with application to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, we re-assessed all our hedging relationships and determined that we would not account for our swaps as hedges for accounting purposes and consequently began to account for such swaps on a mark-to-market basis, with resulting gains or losses recorded in or charged against income.

We adjusted the carrying value of these swaps from $137 million at December 31, 2003 to their fair value of $120 million on January 1, 2004. The corresponding transitional loss of $17 million was deferred and was being amortized to income over the remaining life of the underlying debt instruments.

Effective July 1, 2004, we met the requirements for hedge accounting under AcG-13 for certain of our swaps, and consequently, on a prospective basis, began to treat approximately US$1,240 million notional amount of the aggregate US$1,302 million, or 95.3% of our swaps, as hedges for accounting purposes on US$1,240 million of U.S. dollar-denominated debt.

A transitional adjustment arising on the change from mark-to-market accounting to hedge accounting was calculated as at July 1, 2004, resulting in a deferred transitional gain of $60 million. This transitional gain is being amortized to income over the shorter of the remaining life of the debt and the term of the swaps.

Recent Canadian Accounting Pronouncements

Financial Instruments

In 2005, the CICA issued Handbook Section 3855, Financial Instruments - Recognition and Measurement; Handbook Section 1530, Comprehensive Income; Handbook Section 3251, Equity; and Handbook Section 3865, Hedges. The new standards are effective for our interim and annual financial statements commencing January 1, 2007.

A new statement entitled “Consolidated Statement of Comprehensive Income” will be added to our consolidated financial statements and will include net income as well as other comprehensive income. Accumulated other comprehensive income will form part of shareholders’ equity.

Under these standards, all of our financial assets will be classified as loans and receivables which, along with all financial liabilities, will be carried at amortized cost using the effective interest method. Upon adoption, we have determined that none of our financial assets will be classified as available for sale, held-for-trading or held to maturity and none of our financial liabilities will be classified as held for trading.

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All derivatives, including embedded derivatives that must be separately accounted for, will be measured at fair value with changes in fair value recorded in the consolidated statements of income unless they are effective cash flow hedging instruments. The changes in fair value of cash flow hedging derivatives will be recorded in other comprehensive income, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Any hedge ineffectiveness will be recognized in net income immediately. The impact of remeasuring hedging derivatives at fair value on January 1, 2007 will be recognized in opening deficit and opening accumulated other comprehensive income, as appropriate. The impact of remeasuring hedging derivatives on the consolidated financial statements on January 1, 2007 is estimated to be an increase in derivative instruments of approximately $313 million and a decrease in opening accumulated other comprehensive income of $224 million, net of income taxes of $89 million.

In addition, the unamortized deferred transitional gain of $42 million will be eliminated upon adoption, the impact of which is estimated to be an increase to opening deficit of $31 million, net of taxes of approximately $11 million.

We are currently assessing the impact of the requirement to recognize non-financial derivatives and embedded derivatives at fair value.

Effective January 1, 2007, we will record all financing costs for financial assets and financial liabilities in income as incurred. We had previously deferred these costs and amortized them over the term of the related debt. The carrying value of deferred costs at December 31, 2006 of $40 million , net of related income taxes, will be charged to opening deficit on transition on January 1, 2007.

In 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments - Presentation. These new standards will become effective for the Company beginning January 1, 2008. We are currently assessing the impact of these two new standards.

Capital Disclosures

In 2006, the CICA issued Handbook Section 1535, Capital Disclosures (“CICA 1535”). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance. The new standard will be effective for us January 1, 2008.

U.S. GAAP Differences

We prepare our consolidated financial statements in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the U.S. differs from that applied in Canada. Refer to Note 23 to the 2006 Audited Consolidated Financial Statements for further details.

The areas of material differences between Canadian and U.S. GAAP are as follows:
•	"Push-down" Accounting;
•	Capitalized Interest;
•	Conversion Costs;
•	Accumulated Depreciation and Amortization;
•	Financial Instruments;
•	Stock-Based Compensation;
•	Loss on Repayment of Long-Term Debt;

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•	Interest Expense;
•	Purchase of Subscribers;
•	Transfer of Land and Buildings; and
•	Income Taxes.

5. ADDITIONAL FINANCIAL INFORMATION

Intercompany and Related Party Transactions

We have entered into a number of intercompany agreements with RCI and its other subsidiaries. These agreements govern the management, commercial and cost-sharing arrangements that we have with RCI and its other subsidiaries, including Cable and Telecom, and are summarized below.

We monitor our intercompany and related party agreements to ensure the agreements remain beneficial to us. We are continually evaluating the expansion of existing arrangements and the entry into new agreements. Our agreements with the Rogers group of companies have historically focused on areas of operations in which joint or combined services provide efficiencies of scale or other synergies. For example, RCI manages the customer call center operations of both our company and Cable and Telecom, with a goal of improving productivity, increasing service levels and reducing cost.

More recently, our arrangements with RCI and its other subsidiaries are increasingly focusing on sales and marketing activities. In addition, we continue to look for other operations and activities that we can share or jointly operate with other companies within the Rogers group. Recently, in January 2007, the Rogers Retail segment of Cable and Telecom acquired the approximately 170 Wireless-owned retail locations. This segment will provide our customers with a single direct retail channel. We are presently carrying out development work to support the local telephony services of Cable and Telecom. We are reimbursed for this work by Cable and Telecom. We also provide billing services to Cable and Telecom in connection with the resale of long distance telephone service as part of Cable and Telecom’s bundles. In the future, market conditions may require us to further strengthen our arrangements to better co-ordinate and integrate our sales and marketing and operational activities with our affiliated companies.

Any new arrangements are, and will be entered into only if we believe such arrangements are in our best interests. The definitive terms and conditions of the agreements relating to these arrangements are subject to the approval of the Audit Committee of our Board of Directors.

Arrangements with RCI

Management Services Agreement

Effective December 31, 2006, we terminated the management fee arrangements which had previously been in place between RCI and Wireless. Management fees will no longer be paid by Wireless to RCI. Such fees paid by Wireless to RCI totalled approximately $12 million in 2006. Previously, we had a management services agreement with RCI under which RCI provided supplemental executive, administrative, financial, strategic planning, information technology and various other services to us. Those services relate to, among other things, assistance with tax advice, Canadian regulatory matters, financial advice (including the preparation of business plans and financial projections and the evaluation of PP&E expenditure proposals), treasury services, service to our Board of Directors and committees of the board, and advice and assistance on relationships with employee groups, internal audits, investor relations, purchasing and legal services. In return for these services, we agreed to pay RCI fees equal to the greater of $8 million per year (adjusted for changes in the Canadian Consumer Price Index) and an amount determined by RCI and the independent directors serving on our Audit Committee. We had also agreed to reimburse RCI for all out-of-pocket expenses incurred with respect to services provided to us by RCI under the management services agreement.

48	Rogers Wireless 2006 MD&A

Customer Care Call Centres

We are party to an agreement with RCI pursuant to which RCI provides customer service functions through its call centres. We pay RCI commissions for new subscriptions, products and service options purchased by subscribers through the call centers. We reimburse RCI for the cost of providing these services based on the actual costs incurred. Under the agreement, RCI is held accountable to meet performance targets as detailed in the agreement. In addition, we own certain assets used in the provision of services. This agreement is for an indefinite term and is terminable by either party upon 90 days’ notice.

Accounts Receivable

RCI manages our subscriber account collection activities. We are responsible, however, for the costs incurred in the collection and handling of our accounts.

Information Technology

RCI manages the information technology function for us, including the operation of our billing and customer care system. We reimburse RCI based on the actual costs incurred.

Real Estate

In late December 2006, we transferred the Rogers Campus (land and buildings) at fair market value to RCI. The Rogers Campus is comprised of the properties at 333 Bloor Street East and One Mount Pleasant Road in Toronto, Ontario. In early January 2007, we transferred certain real property having a book value of approximately $6 million to RCI for cash consideration of $6 million which represents fair value. In addition, effective January 2007, we sold the assets of approximately 170 retail locations with a carrying value of approximately $20 million to Cable and Telecom for cash consideration of $73 million, which represents fair value. For accounting purposes, the gain was recorded as contributed surplus. Previously, we leased, at market rates, office space to RCI and RCI’s subsidiaries. RCI also managed the real estate that we leased or owned. We reimbursed RCI for the costs we incurred based on various factors, including the number of sites managed and employees utilized.

Wireless Services

We provide wireless services to RCI and its subsidiaries. The fees we receive are based on actual usage at market rates.

Other Cost Sharing and Services Agreements

We have entered into other cost sharing and services agreements with RCI and its subsidiaries in the areas of accounting, purchasing, human resources, accounts payable processing, remittance processing, payroll processing, e-commerce and the RCI data center and other common services and activities. Generally, these services are provided to us and other RCI subsidiaries by RCI and have renewable terms of one year and may be terminated by either party on 30 to 90 days notice. To the extent that RCI incurs operating expenses and makes PP&E expenditures, these costs are reimbursed by us, on a cost recovery basis, in accordance with the services provided on our behalf by RCI.

Arrangements with Affiliated Companies

Invoicing of Common Customers

Pursuant to an agreement with Cable and Telecom, we purchase accounts receivable and provide invoicing and subscriber account collection services for common subscribers who receive a consolidated invoice and for all cable telephony subscribers. We are compensated for costs of bad debts, billing costs and services and other determinable costs by purchasing these receivables at a discount. The discount is based on actual costs incurred for the services provided and is reviewed periodically.

49	Rogers Wireless 2006 MD&A

Distribution of Our Products and Services

We have entered into an agreement with Cable and Telecom for the sale of our products and services through the Rogers Retail outlets owned by Cable and Telecom. We pay Cable and Telecom commissions for new subscriptions equivalent to amounts paid to third-party distributors.

Distribution of Cable and Telecom’s Products and Services

We have agreed to provide retail field support to Cable and Telecom and to represent Cable and Telecom in the promotion and sales of their business products and services. Under the retail field support agreement, our retail sales representatives receive sales commissions for achieving sales targets with respect to Cable and Telecom products and services, the cost of which is reimbursed by Cable and Telecom to us.

Transmission Facilities

We have entered into agreements with Cable and Telecom to share the construction and operating costs of certain co-located fibre-optic transmission and microwave facilities. The costs of these facilities are allocated based on usage or ownership as applicable. Since there are significant fixed costs associated with these transmission links, we have achieved economies of scale by sharing these facilities with Cable and Telecom, resulting in reduced capital costs. In addition, we receive payments from Cable and Telecom for the use of our data, circuits, data transmission and links. The price of these services is based on usage or ownership, as applicable. Cable and Telecom carries certain long-distance traffic for us, to the extent we are unable to carry this traffic over our own facilities. This is done at commercial rates.

Long Distance

In 2005, Cable and Telecom began to terminate our long distance minutes in both North American and international markets.  These transactions are priced at fair value wholesale rates.

Advertising

We advertise our products and services through radio stations and other media outlets owned by Media. We receive a discount from the customary rates of Media.

Transfer of Subscribers to Wireless

RTHI and Fido were subject to an agreement whereby RTHI resold the wireless services of Fido. During 2005, the resale agreement was terminated and we purchased the wireless subscriber base and related working capital items of RTHI for cash consideration of $6 million. The assets are recorded in our accounts at the carrying value in RTHI. The $5 million excess of consideration paid over the predecessor carrying value of the acquired assets was recorded as a distribution to a related party.

50	Rogers Wireless 2006 MD&A

Summary of Charges from (to) Related Parties

The following table provides a summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts:

	Financial Statement	Years Ended December 31,
(In millions of dollars)	Category	2006	2005	2004

RCI:
Management fees	Management fees	$12	$12	$12
Rent income (1)	Offset to operating, general and
	administrative ("OG&A")	(11)	(9)	(7)
Dividend declared	Deficit	91	11	-
Distributions to related party	Deficit	19	5	-
Wireless products and services	Operating revenue	(1)	(1)	(1)
Cost of shared operating expenses	Various(4)	359	245	205
Fee on intercompany bridge loan	Interest expense	-	-	4
Interest on notes payable	Interest expense	-	-	3
Additions to PP&E (2)	PP&E	87	91	29
		556	354	245
Cable and Telecom:
Wireless products and services for resale	Operating revenue	(34)	(36)	(21)
Subscriber activation commissions and customer service	OG&A	41	36	21
Rent income (1)	Offset to OG&A	(6)	(5)	(4)
Wireless products and services	Operating revenue	(4)	(3)	(3)
Consolidated billing services	OG&A	(9)	(6)	(4)
Transmission facilities	Various(4)	1	1	2
Long distance and roaming expense	OG&A	30	4	-
Charges for PP&E (2)	PP&E	-	-	(2)
		19	(9)	(11)
Media:
Advertising	Sales and marketing	6	3	3
Rent income (1)	Offset to OG&A	(12)	(11)	(11)
Wireless products and services	Operating revenue	(1)	(1)	(1)
		(7)	(9)	(9)
Other RCI subsidiary:
Interest on note receivable	Interest expense	(89)	(11)	-
AWE(3) :
Roaming revenue	Operating revenue	-	-	(12)
Roaming expense	OG&A	-	-	9
		-	-	(3)

(1)	In the fourth quarter of 2006, we transferred to RCI the land and buildings which we had rented to related parties. As a result, rental income will not be earned in 2007.
(2)	Additions to (charges for) PP&E related primarily to expenditures on information technology infrastructure and call center technologies.
(3)	AWE was a related party until October 13, 2004, on which date RCI closed its purchase of AWE’s shares in Rogers Wireless.
(4)	Various includes operating, general and administrative expenses, sales and marketing expenses, and capital lease.

We entered into certain transactions with companies, the partners or senior officers of which are or have been directors of our company, RWCI or RCI. During the years ended December 31, 2006, 2005 and 2004, total amounts paid by us to these related parties for legal services and commissions paid on premiums for insurance coverages aggregated $1 million, $3 million and $2 million, respectively, and for interest charges and other financing fees aggregated nil, $9 million and $18 million, respectively.

During 2005, with the approval of its Board of Directors, RCI entered into an arrangement to sell to its controlling shareholder, for $13 million in cash, the shares in two of RCI’s wholly owned subsidiaries whose only asset was to consist of tax losses aggregating approximately $100 million. These tax losses were to be transferred from the Company to these wholly owned subsidiaries of RCI, for proceeds to the Company of $13 million in cash. The terms of the transaction were reviewed and approved by a Special Committee of the Board of Directors of RCI comprised of independent directors. The Special Committee was advised by independent counsel and engaged an accounting firm as part of their review to ensure that the sale price was within a range that would be fair from a financial point of view.

51	Rogers Wireless 2006 MD&A

In order to facilitate this loss transfer arrangement, the Company filed articles of amendment authorizing the creation of an unlimited number of non-voting First preferred shares. During 2005, 1,000,000 First preferred shares were issued to RCI, through a series of transactions, for total consideration of $2,000 million and the Company received, through another series of transactions, a $2,000 million note from a subsidiary of RCI. At December 21, 2005, the Company recorded dividends payable of $11 million on the First preferred shares and interest receivable of $11 million on the note receivable. In addition, the Company recorded in the consolidated balance sheets at December 31, 2005 a future tax asset of $13 million, representing the amount the Company was to receive for the tax losses and a corresponding $13 million was recorded as a reduction of income tax expense in 2005 in the consolidated statements of income.

During 2006, as part of this loss transfer arrangement: the Company paid dividends of $102 million to RCI (which included the $11 million declared in 2005) by the issuance of deeply subordinated demand non-interest bearing promissory notes; the Company received interest of $100 million from a subsidiary of RCI (which included the $11 million accrued in 2005) through receipt of non-interest bearing demand promissory notes; and the Company issued 20 Class A common shares to RWCI for proceeds of $14 million. The Company repaid the $102 million of deeply subordinated demand non-interest bearing promissory notes by transferring to RCI the $100 million of non-interest bearing promissory notes due from a subsidiary of RCI and the payment of $2 million cash. The Company then redeemed the 1,000,000 First preferred shares held by RCI by transferring to RCI the $2,000 million note due from a subsidiary of RCI.

These transactions resulted in a $13 million reduction in 2006 in the future tax asset recorded in the consolidated balance sheets and a corresponding distribution recorded in the consolidated statements of deficit.

Our parent, RCI, has negotiated an income tax settlement with the Canada Revenue Agency in respect of a reassessment received by RCI. In connection with the settlement, $19 million of non-capital income tax losses carried forward by us will be transferred to RCI. The utilization of our tax losses was recorded in the year as a distribution resulting in a $6 million charge to our deficit.

52	Rogers Wireless 2006 MD&A

Five Year Summary of Financial Results

Years ended December 31
(millions of dollars, except per share amounts)	2006	2005	2004	2003	2002
Income Statement
Postpaid (voice and data)	$4,084	$3,384	$2,361	$1,911	$1,628
Prepaid	214	210	117	91	91
One-way messaging	15	20	24	28	35
Network revenue	4,313	3,614	2,502	2,030	1,754
Equipment revenue (1)	267	246	187	122	89
Total operating revenue	4,580	3,860	2,689	2,152	1,843

Operating profit (2)	1,957	1,325	938	716	529
Net income (loss)	738	391	158	138	(91)

Per Share
Earnings (loss) per share - basic and diluted	$403.45	$237.21	$98.58	$85.96	$(56.67)

Cash Flow
Cash dividends	2	-	-	-	-

Additions to PP&E (2)	684	585	439	412	565

As at December 31
(millions of dollars)	2006	2005	2004	2003	2002

Balance Sheet
Total assets	$5,708	$7,103	$5,055	$3,107	$3,177
Property, plant and equipment (net)	2,726	2,681	2,586	2,300	2,371
Long-term debt	4,382	4,638	4,694	2,073	2,360
Total liabilities	5,712	5,857	6,201	2,667	2,966
Shareholder's equity (deficit)	(4)	1,246	(1,146)	440	211

(1)
Certain current and prior year amounts related to equipment sales and equipment cost of sales have been reclassified. See the Reclassification of Wireless Equipment Sales and Cost of Sales” section for further details. In addition, effective January 1, 2004, we adopted new accounting standards regarding the timing of revenue recognition and classification of certain items as revenue or expense. See the "New Accounting Standards - Revenue Recognition" section for further details with respect to the impact of this reclassification. All prior years presented above are prepared on a consistent basis.

(2)	As defined. See "Key Performance Indicators and Non-GAAP measures" section.

53	Rogers Wireless 2006 MD&A

Summary of Seasonality and Quarterly Results

Quarterly results and statistics for the past eight quarters are outlined on the following two pages.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. In particular, operating results may be influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses in certain periods.

In addition to the seasonal trends, the most significant trend was that of increasing revenues and operating profit. This growth reflects the increasing number of wireless voice and data subscribers and increase in blended postpaid and prepaid ARPU. We have continued our strategy of targeting higher value postpaid subscribers and selling prepaid handsets at higher price points, which has also contributed over time to the significantly heavier mix of postpaid versus prepaid subscribers. Meanwhile, the successful growth in customer base and increased market penetration have been met by increasing customer service and retention expenses and increasing credit and collection costs. However, these costs have been offset by operating efficiencies and increasing GSM network roaming revenues from our subscribers travelling outside of Canada, as well as strong growth in roaming revenues from visitors to Canada utilizing our GSM network.

Other fluctuations in net income from quarter-to-quarter can also be attributed to foreign exchange gains, changes in the fair value of derivative instruments, other expenses, and changes in income tax expense (reduction).

54	Rogers Wireless 2006 MD&A

Quarterly Summary	2006
(In millions of dollars)	Q1	Q2	Q3	Q4	FY06

Operating revenue
Postpaid (voice & data)	$907	$1,002	$1,080	$1,095	$4,084
Prepaid	47	49	57	61	214
One-way messaging	3	4	4	4	15
Network revenue	957	1,055	1,141	1,160	4,313
Equipment sales (1)	48	39	83	97	267
Total operating revenue	1,005	1,094	1,224	1,257	4,580

Operating expenses
Cost of equipment sales (1)	$148	$133	$158	$189	$628
Sales and marketing expenses	128	137	153	186	604
Operating, general and administrative expenses	320	337	354	365	1,376
Integration expenses	4	1	(2)	-	3
Management fees	3	3	3	3	12

Total operating expenses	603	611	666	743	2,623
Operating profit (2)	$402	$483	$558	$514	$1,957
Depreciation and amortization	146	152	167	165	630
Operating income	256	331	391	349	1,327

Interest on long-term debt	(102)	(100)	(98)	(98)	(398)
Interest on note receivable (payable) from affiliates	39	40	10	-	89
Foreign exchange gain (loss)	(1)	36	-	(34)	1
Change in fair value of derivative instruments	3	(33)	1	24	(5)
Other income (expense)	(1)	1	-	(2)	(2)
Income tax reduction (expense) - current	(1)	1	-	-	-
Income tax expense - future	(49)	(89)	(84)	(52)	(274)
Net income for the period	$144	$187	$220	$187	$738

Earnings per share - basic and diluted	$65.58	$92.25	$130.05	$115.57	$403.45

Operating profit margin as % of network revenue(2)	42.0%	45.8%	48.9%	44.3%	45.4%

Other Statistics:
Additions to PP&E (2)	115	207	161	201	684
Property, plant and equipment	2,688	2,764	2,796	2,726	2,726
Total assets	7,204	7,217	5,348	5,708	5,708
Total long-term debt, including current portion	4,590	4,270	4,214	4,382	4,382
Shareholder's equity (deficiency)	1,356	1,508	(287)	(4)	(4)

Wireless (voice and data) retail subscribers	6,216,700	6,330,800	6,533,800	6,778,300	6,778,300

(1)	Certain amounts related to equipment sales and equipment cost of sales have been reclassified. See the “Reclassification of Wireless Equipment Sales and Cost of Sales” section for further details.
(2)    As previously defined. See "Key Performance Indicators and Non-GAAP measures" section.

55	Rogers Wireless 2006 MD&A

Quarterly Summary	2005
(In millions of dollars)	Q1	Q2	Q3	Q4	FY05

Operating revenue
Postpaid (voice & data)	$751	$817	$899	$917	$3,384
Prepaid	48	53	56	53	210
One-way messaging	5	5	5	5	20
Network revenue	804	875	960	975	3,614
Equipment sales (1)	47	58	66	75	246
Total operating revenue	851	933	1,026	1,050	3,860

Operating expenses
Cost of equipment sales (1)	$135	$130	$165	$195	$625
Sales and marketing expenses	124	133	153	194	604
Operating, general and administrative expenses	290	294	312	344	1,240
Integration expenses	4	12	13	25	54
Management fees	3	3	3	3	12

Total operating expenses	556	572	646	761	2,535
Operating profit (2)	$295	$361	$380	$289	$1,325
Depreciation and amortization	145	164	141	166	616
Operating income	150	197	239	123	709

Interest on long-term debt	(100)	(101)	(102)	(102)	(405)
Interest on note receivable (payable) from affiliates	-	-	-	11	11
Foreign exchange gain (loss)	(4)	(12)	44	(2)	26
Change in fair value of derivative instruments	4	10	(43)	2	(27)
Other income (expense)	(1)	1	-	(6)	(6)
Income tax reduction (expense) - current	(2)	(2)	(1)	1	(4)
Income tax reduction - future	-	-	-	87	87
Net income for the period	$47	$93	$137	$114	$391

Earnings per share - basic and diluted	$29.50	$58.75	$84.22	$64.74	$237.21

Operating profit margin as % of network revenue(2)	36.7%	41.3%	39.6%	29.6%	36.7%

Other Statistics:
Additions to PP&E (2)	119	154	107	205	585
Property, plant and equipment	2,594	2,622	2,616	2,681	2,681
Total assets	5,028	5,030	4,982	7,103	7,103
Total long-term debt, including current portion	4,728	4,783	4,566	4,638	4,638
Shareholder's equity (deficiency)	(1,096)	(999)	(867)	1,246	1,246

Wireless (voice and data) retail subscribers	5,583,200	5,707,700	5,951,700	6,168,000	6,168,000

(1)	Certain amounts related to equipment sales and cost of equipment sales have been reclassified. See the “Reclassification of Wireless Equipment Sales and Cost of Sales” section for further details.
(2)    As previously defined. See "Key Performance Indicators and Non-GAAP measures" section.

56	Rogers Wireless 2006 MD&A

Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this report (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of our management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting and Disclosure Controls and Procedures

The implementation of a new integrated Oracle based financial system during the year allowed us to take steps to strengthen our internal controls over financial reporting. We believe that additional changes to the control processes and procedures over accounts payable and certain accrued liabilities, which were finalized in the fourth quarter, have enhanced our system of internal controls.

57	Rogers Wireless 2006 MD&A

SUPPLEMENTARY INFORMATION
Non-GAAP Calculations (1)

(In millions of dollars, subscribers in thousands,	Years ended December 31,
except ARPU figures and operating profit margin)	2006	2005	2004

Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$4,084	$3,384	$2,361
Divided by: Average postpaid wireless voice and data subscribers	5,059.6	4,435.8	3,306.9
Divided by: 12 months	12	12	12
	$67.27	$63.56	$59.50

Prepaid ARPU (monthly)
Prepaid revenue	$214	$210	$117
Divided by: Average prepaid subscribers	1,322.0	1,323.2	818.5
Divided by: 12 months	12	12	12
	$13.49	$13.20	$11.88

Cost of acquisition per gross addition
Total sales and marketing expenses	$604	$604	$444
Equipment margin loss (acquisition related)	196	192	117
	$800	$796	$561
Divided by: total gross wireless additions (postpaid, prepaid, and one-way messaging)	2,006.6	2,053.0	1,509.5
	$399	$388	$372

Operating expense per average subscriber (monthly)
Operating, general and administrative expenses	$1,376	$1,240	$879
Integration expenses	3	54	-
Management fees	12	12	12
Equipment margin loss (retention related)	165	187	111
	$1,556	$1,493	$1,002
Divided by: Average total wireless subscribers	6,528.0	5,938.9	4,345.9
Divided by: 12 months	12	12	12
	$19.85	$20.95	$19.21

Equipment margin loss
Equipment sales	$267	$246	$187
Cost of equipment sales	(628)	(625)	(415)
	$(361)	$(379)	$(228)

Acquisition related	$(196)	$(192)	$(117)
Retention related	(165)	(187)	(111)
	$(361)	$(379)	$(228)

Operating Profit Margin
Operating Profit	$1,957	$1,325	$938
Divided by Network Revenue	4,313	3,614	2,502
Operating Profit Margin	45.4%	36.7%	37.5%

(1)    For definitions of key performance indicators and non-GAAP measures, see “Key Performance Indicators and Non-GAAP Measures” section.

58	Rogers Wireless 2006 MD&A

Consolidated Financial Statements of

ROGERS WIRELESS INC.

Years ended December 31, 2004, 2005 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Rogers Wireless Inc.

We have audited the accompanying consolidated balance sheets of Rogers Wireless Inc. and subsidiaries as of December 31, 2005 and 2006 and the related consolidated statements of income, deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2005 and 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 23 to the consolidated financial statements.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
March 9, 2007

ROGERS WIRELESS INC.
Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

	2004	2005	2006
	(Restated -	(Restated -
	note 2(b))	note 2(b))
Operating revenue (note 3)	$2,689	$3,860	$4,580
Cost of equipment sales	415	625	628
Sales and marketing expenses	444	604	604
Operating, general and administrative expenses	876	1,240	1,376
Integration expenses (note 4)	4	54	3
Management fees (note 19(b)(i))	12	12	12
Depreciation and amortization	498	616	630
Operating income	440	709	1,327
Interest expense (income):
Long-term debt	219	405	398
Note receivable from affiliated company (note 19(e))	-	(11)	(89)
Note payable to Rogers Communications Inc. (note 13)	3	-	-
Fee on bridge loan payable to Rogers Communications Inc. (note 13)	4	-	-
	226	394	309
	214	315	1,018
Foreign exchange gain (loss) (note 2(h))	(47)	26	1
Change in fair value of derivative instruments	(8)	(27)	(5)
Loss on repayment of long-term debt (note 14(c))	(2)	-	-
Investment and other income (expense)	8	(6)	(2)
Income before income taxes	165	308	1,012
Income tax expense (reduction) (note 6):
Current	7	4	-
Future	-	(87)	274
	7	(83)	274
Net income for the year	$158	$391	$738
Net income per share - basic and diluted (note 7)	$98.58	$237.21	$403.45

See accompanying notes to consolidated financial statements.

ROGERS WIRELESS INC.
Consolidated Balance Sheets
(In millions of Canadian dollars)

As at December 31, 2005 and 2006

	2005	2006
Assets
Current assets:
Accounts receivable, net of allowance for doubtful accounts of $79 at December 31, 2005 and $96 at December 31, 2006	$502	$634
Notes receivable from parent company (note 8(a))	-	902
Note receivable from affiliated company (notes 8(b) and 19(e))	2,000	-
Interest receivable from affiliated company (notes 8(b) and 19(e))	11	-
Other current assets (note 9)	93	76
Future tax asset (note 6)	290	331
	2,896	1,943
Property, plant and equipment (note 10)	2,681	2,726
Goodwill (note 11(a))	149	87
Intangible assets (note 11(b))	941	806
Deferred charges (note 12)	48	40
Future tax asset (note 6)	380	101
Other long-term assets	8	5
	$7,103	$5,708
Liabilities and Shareholder's Equity (Deficiency)
Current liabilities:
Bank advances arising from outstanding cheques	$86	$2
Accounts payable and accrued liabilities	554	688
Current portion of long-term debt (note 14)	183	-
Current portion of derivative instruments (note 15)	13	7
Due to parent and affiliated companies (note 19(a))	54	129
Dividends payable to Rogers Communications Inc. (note 19(e))	11	-
Unearned revenue	79	96
	980	922
Long-term debt (note 14)	4,455	4,382
Derivative instruments (note 15)	422	408
	5,857	5,712
Shareholder's equity (deficiency) (note 17)	1,246	(4)
	$7,103	$5,708

Commitments (note 20)
Guarantees (note 21)
Contingent liabilities (note 22)
Canadian and United States accounting policy differences (note 23)
Subsequent events (note 24)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Edward S. Rogers, O.C.	Director	/s/ Ronald D. Besse	Director

ROGERS WIRELESS INC.
Consolidated Statements of Deficit
(In millions of Canadian dollars)

Years ended December 31, 2004, 2005 and 2006

	2004	2005	2006
Deficit, beginning of year:
As previously reported	$(1,407)	$(1,250)	$(875)
Change in accounting policy related to stock-based compensation (note 2(b) and (e))	(2)	(1)	(1)
As restated	(1,409)	(1,251)	(876)
Net income for the year	158	391	738
Distribution to related parties (note 19(d), (e) and (f))	-	(5)	(19)
Dividends on First preferred shares (note 17(b))	-	(11)	(91)
Deficit, end of year	$(1,251)	$(876)	$(248)

See accompanying notes to consolidated financial statements.

ROGERS WIRELESS INC.
Consolidated Statements of Cash Flows
(In millions of Canadian dollars)

Years ended December 31, 2004, 2005 and 2006

	2004	2005	2006
Cash provided by (used in):
Operating activities:
Net income for the year	$158	$391	$738
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	498	616	630
Future income taxes	-	(87)	274
Unrealized foreign exchange loss (gain)	45	(27)	(1)
Change in fair value of derivative instruments	8	27	5
Interest on note receivable from affiliated company	-	(11)	(89)
Loss on repayment of long-term debt	2	-	-
Stock-based compensation expense	5	18	13
Other	(1)	-	(6)
	715	927	1,564
Change in non-cash working capital items (note 18(a))	2	(126)	88
	717	801	1,652
Investing activities:
Additions to property, plant and equipment	(439)	(585)	(684)
Change in non-cash working capital items related to property, plant and equipment	49	(14)	39
Proceeds on sale of property, plant and equipment to related party (note 19(g))	-	-	240
Acquisition of Microcell Telecommunications Inc., net of cash acquired	(1,148)	(52)	-
Acquisition of spectrum licences	(6)	(5)	-
Acquisition of wireless subscribers and working capital from Rogers Telecom Inc.	-	(6)	-
Proceeds on sale of investments	1	-	-
Other	(1)	-	-
	(1,544)	(662)	(405)

ROGERS WIRELESS INC.
Consolidated Statements of Cash Flows (continued)
(In millions of Canadian dollars)

Years ended December 31, 2004, 2005 and 2006

	2004	2005	2006
Financing activities:
Issue of long-term debt	4,771	135	669
Repayment of long-term debt	(2,400)	(65)	(923)
Payment on termination of derivative instruments	(64)	-	(19)
Repayment of note payable to Rogers Wireless Communications Inc.	-	(350)	-
Payment of dividends on preferred shares to Rogers Communications Inc.	-	-	(2)
Financing costs incurred	(44)	-	-
Premium on repayment of long-term debt	(35)	-	-
Issue of intercompany bridge loan to Rogers Communications Inc.	850	-	-
Repayment of intercompany bridge loan to Rogers Communications Inc.	(850)	-	-
Proceeds on termination of cross-currency interest rate exchange agreements	58	-	-
Issuances of notes receivable from Rogers Wireless Communications Inc.	-	-	(902)
Capital distribution to Rogers Wireless Communications Inc.	(1,400)	-	-
Proceeds from issuance of capital stock	-	-	14
	886	(280)	(1,163)
Increase (decrease) in cash and cash equivalents	59	(141)	84
Cash and cash equivalents (deficiency), beginning of year	(4)	55	(86)
Cash and cash equivalents (deficiency), end of year	$55	$(86)	$(2)

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

For supplemental cash flow information and disclosure of non-cash transactions, see note 18(b) and (c).

See accompanying notes to consolidated financial statements.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

1.    Nature of the business:

Rogers Wireless Inc. ("RWI") is a wholly-owned subsidiary of Rogers Wireless Communications Inc. ("RWCI"). RWCI is controlled, through direct and indirect ownership, by Rogers Communications Inc. ("RCI"). RWI and its subsidiary companies are collectively referred to herein as the "Company".

The Company operates in a single business segment as a provider of wireless voice, messaging and data services nationwide in Canada, under licences issued by Industry Canada.

2.    Significant accounting policies:

(a)  Basis of presentation:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and differ in certain significant respects from United States GAAP, as described in note 23. The consolidated financial statements include the accounts of RWI and its subsidiary companies, as well as its pro rata share of assets, liabilities, revenues, expenses, net income (loss) and cash flows of its joint ventures. Intercompany transactions and balances are eliminated on consolidation.

(b)  Restatement and reclassification of comparative figures:

(i)    During 2006, the Company determined that certain transactions related to the sale of wireless equipment were historically recorded as cost of equipment sales rather than as a reduction of equipment revenue. The Company determined these transactions should be reflected as a reduction of equipment revenue and has reclassified prior year figures to reflect this accounting, resulting in a reduction of $94 million and $147 million in both revenue and cost of sales in the years ended December 31, 2004 and 2005, respectively. As a result of this reclassification, there was no change to previously reported net income, operating income, reported cash flows or the amounts recorded in the consolidated balance sheets.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.    Significant accounting policies (continued):

(ii)   In 2006, the Company adopted the provisions of Emerging Issues Committee ("EIC") Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. Where a stock-based compensation plan contains provisions that allow an employee to continue vesting in a stock-based award after the employee has retired, EIC 162 requires that the compensation cost attributable to such an award be expensed immediately for employees who are eligible to retire at the date of grant. For an employee who will become eligible to retire during the vesting period of an award, EIC 162 requires that compensation cost be recognized as an expense over the period from the date of grant to the date the employee becomes eligible to retire. EIC 162 was applied retroactively to all stock-based compensation awards, with restatement of prior periods. The adoption of EIC 162 resulted in an increase in the opening 2004 deficit and contributed surplus of $1 million and an increase in stock-based compensation expense of $1 million and nil for the years ended December 31, 2004 and 2005, respectively. For 2006, the adoption of EIC 162 resulted in a reduction in stock-based compensation of $1 million from that which would otherwise have been recorded.

Certain other comparative figures have been reclassified to conform to the current year's presentation.

(c)   Revenue recognition:

The Company's principal sources of revenue and recognition of these revenues for financial statement purposes are as follows:

(i)    Revenue is earned from subscribers in connection with monthly fees for wireless services, the use of wireless voice or data airtime in excess of that included with the monthly fee, long-distance calls, calls initiated or received outside of Canada by the Company's subscribers, referred to as "roaming", calls initiated or received on the Company's network by other carriers' subscribers, and fees for optional services, such as voicemail.

Monthly fees are recognized as revenue on a pro rata basis as the services are provided. Wireless airtime, roaming, long-distance, and optional services fees are recorded as revenue as the services are provided.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.    Significant accounting policies (continued):

(ii)   Revenue from the sale of wireless equipment is recorded when the equipment is delivered and accepted by the independent dealer or subscribers in the case of direct sales. Equipment subsidies related to new and existing subscribers are recorded as a reduction of equipment revenues upon activation of the service.

(iii)  Activation fees charged to subscribers do not meet the criteria as a separate unit of accounting. As a result, these fees are recorded as part of equipment revenue to the extent that the aggregate handset and activation fee proceeds do not exceed the fair value of the handset. Any activation fees not allocated to the handset would be deferred upon activation and recognized as service revenue over the expected customer relationship period.

The Company offers certain products and services as part of multiple deliverable arrangements. The Company divides multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units is measured and allocated amongst the accounting units based upon their fair values and the Company's relevant revenue recognition policies are applied to them. The Company recognizes revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectibility is reasonably assured.

Unearned revenue includes subscriber deposits and amounts received from subscribers related to services and subscriptions to be provided in future periods.

(d)  Subscriber acquisition and retention costs:

The Company expenses all costs related to the acquisition or retention of subscribers.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.    Significant accounting policies (continued):

(e)   Stock-based compensation and other stock-based payments:

Canadian GAAP requires the Company to calculate the fair value of stock-based compensation awarded to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, the Company adopted the standard effective January 1, 2004 retroactively to January 1, 2002 without restating prior periods. The Company determined the fair value of stock options granted to employees since January 1, 2002 using the Black-Scholes option pricing model and recorded an adjustment to opening deficit in the amount of $2 million, representing the expense for the 2002 and 2003 fiscal years, with a corresponding increase in contributed surplus.

The Company accounts for all stock option plans using the fair value method. The estimated fair value is amortized to expense over the period in which the related services are rendered, which is usually the vesting period or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.

Stock-based awards that are settled in cash, may be settled in cash at the option of employees or directors, or that the Company intends to settle in cash, including restricted stock units and directors' deferred share units, are recorded as liabilities. The measurement of the liability and compensation cost for these awards is based on the intrinsic value of the awards. Compensation cost for the awards is recorded in income over the vesting period of the award. Changes in the Company's payment obligation during the vesting period are recorded in income over the vesting period. Changes in the Company's payment obligation after the vesting period but prior to the settlement date are recognized immediately in income. The payment amount is established for these awards on the date of exercise of the award by the employee or director.

The Company participates in the RCI employee share accumulation plan. Under the terms of the plan, participating employees can contribute a specified percentage of their regular earnings through regular payroll deductions which are then used to purchase RCI Class B Non-Voting shares. On a quarterly basis, RCI makes certain defined contribution matches, which are recorded as compensation expense.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.    Significant accounting policies (continued):

(f)   Depreciation:

Property, plant and equipment ("PP&E") are depreciated annually over their estimated useful lives as follows:

Asset	Basis	Rate
Buildings	Mainly diminishing balance	5% to 6-2/3%
Network equipment	Straight line	6-2/3% to 25%
Network radio base station equipment	Straight line	12-1/2% to 14-1/3%
Computer equipment and software	Straight line	14-1/3% to 33-1/3%
Leasehold improvements	Straight line	Over shorter of estimated useful life and lease term
Other equipment	Mainly diminishing balance	20% to 33-1/3%

   (g)   Income taxes:

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is generally the sum of the Company's provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(h)   Foreign currency translation:

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities and related depreciation and amortization expenses are translated at the historical exchange rate. Revenue and expenses, other than depreciation and amortization, are translated at the average rate for the month in which the transaction was recorded. Exchange gains or losses on translating long-term debt are recognized in the consolidated statements of income. In each of the years ended December 31, 2004, 2005 and 2006, foreign exchange gains (losses) related to the translation of long-term debt totalled ($47 million), $26 million and $1 million, respectively.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.    Significant accounting policies (continued):

(i)    Derivative instruments:

The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements. All such instruments are used only for risk management purposes.

Effective January 1, 2004, the Company adopted The Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 13, Hedging Relationships ("AcG-13"), which established new criteria for hedge accounting for all hedging relationships. Effective January 1, 2004, the Company re-assessed all relationships to determine whether the criteria for hedge accounting were met, and applied the new guidance on a prospective basis. The Company formally documents the relationship between derivative instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. At the instrument's inception, the Company also formally assesses whether the derivatives are highly effective at reducing or modifying currency risk related to the future anticipated interest and principal cash outflows associated with the hedged item. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. On a quarterly basis, the Company confirms that the derivative instruments continue to be highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged items. Derivative instruments that meet these criteria are carried at their intrinsic value.

For those instruments that did not meet the above criteria, variations in their fair value are marked-to-market on a current basis, with the resulting gains or losses recorded in or charged against income.

(j)    Net income per share:

The Company uses the treasury stock method for calculating diluted net income per share. The diluted net income per share calculation considers the impact of potentially dilutive investments, as described in note 7.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.    Significant accounting policies (continued):

(k)   Inventories:

Inventories, consisting principally of wireless handsets and accessories, are valued at the lower of cost, on a first-in, first-out basis, and net realizable value.

(l)   Deferred charges:

The costs of obtaining bank and other debt financings are deferred and amortized on a straight-line basis over the life of the debt to which they relate.

(m)  Pension benefits:

The Company's employees are provided defined benefit pensions through the RCI Pension Plan. The Company accounts for its participation in the RCI Pension Plan as a defined contribution plan and, accordingly, pension expense for the year is recognized for the contributions required to be made to the RCI Pension Plan during the year. For the years ended December 31, 2004, 2005 and 2006, contributions of $7 million, $9 million and $11 million, respectively, were required, resulting in pension expense of the same amount. The Company does not provide its employees with post-retirement benefits other than pensions.

The Company also provides unfunded supplemental pension benefits to certain executives. As at December 31, 2005 and 2006, the accrued benefit obligation relating to these supplemental plans amounted to approximately $2 million and $2 million, respectively, and the related expense for the years ended December 31, 2004, 2005 and 2006 was $1 million, nil and nil, respectively.

(n)   Property, plant and equipment:

PP&E are recorded at cost. During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expenses as incurred.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.    Significant accounting policies (continued):

(o)   Goodwill and intangible assets:

(i)    Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination.

Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit's goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

(ii)   Intangible assets:

Intangible assets acquired in a business combination are recorded at their fair values. Intangible assets with finite lives are amortized over their estimated useful lives and are tested for impairment, as described in note 2(p). Intangible assets having an indefinite life, being spectrum licences, are not amortized but instead are tested for impairment on an annual or more frequent basis by comparing their fair value to their carrying amount. An impairment loss on an indefinite life intangible asset is recognized when the carrying amount of the asset exceeds its fair value.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.    Significant accounting policies (continued):

Intangible assets with determinable lives are amortized on a straight-line basis over their estimated useful lives as follows:

Brand name	5 years
Subscriber base	2-1/4 years
Roaming agreements	12 years
Dealer network	4 years
Wholesale agreements	38 months

The Company has tested goodwill and intangible assets with indefinite lives for impairment during 2005 and 2006 and determined no impairment in the carrying value of these assets existed.

(p)   Long-lived assets:

Long-lived assets, including PP&E and intangible assets with finite useful lives, are depreciated and amortized over their useful lives. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. During 2005 and 2006, the Company has determined that no impairment in the carrying value of these assets existed.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.    Significant accounting policies (continued):

(q)  Asset retirement obligations:

Asset retirement obligations are legal obligations associated with the retirement of long-lived tangible assets that result from their acquisition, lease, construction, development or normal operations. The Company records the estimated fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The Company subsequently allocates the asset retirement cost to expense using a systematic and rational method over the asset's useful life, and records the accretion of the liability as a charge to operating expenses.

(r)   Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include the allowance for doubtful accounts and certain accrued liabilities, the ability to use income tax loss carryforwards and other future income tax assets, capitalization of internal labour and overhead, useful lives of depreciable assets and intangible assets with finite lives, and the recoverability of long-lived assets, goodwill and intangible assets, which require estimates of future cash flows.

Significant changes in the assumptions, including those with respect to future business plans and cash flow, could materially change the recorded carrying amounts.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.    Significant accounting policies (continued):

(s)   Recent Canadian accounting pronouncements:

(i)    Non-monetary transactions:

In 2005, the CICA issued Handbook Section 3831, Non-monetary Transactions, ("CICA 3831"), replacing Section 3830, Non-monetary Transactions. CICA 3831 requires that an asset exchanged or transferred in a non-monetary transaction must be measured at its fair value except when:

(a)    the transaction lacks commercial substance;

(b)    the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

(c)    neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or

(d)    the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

In these cases, the transaction must be measured at the carrying value. The new requirements were effective for transactions occurring on or after January 1, 2006. This new standard has not had a material impact on the Company's consolidated financial statements.

(ii)   Accounting changes:

In 2006, the CICA issued Handbook Section 1506, Accounting Changes ("CICA 1506"). CICA 1506 prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. This new standard, to be adopted on January 1, 2007, is not expected to have a material impact on the Company's consolidated financial statements.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.    Significant accounting policies (continued):

(iii)  Financial instruments:

In 2005, the CICA issued Handbook Section 3855, Financial Instruments - Recognition and Measurement, Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, and Handbook Section 3865, Hedges. The new standards are effective for the Company's interim and annual financial statements commencing January 1, 2007.

A new statement entitled "Consolidated Statements of Comprehensive Income" will be added to the Company's consolidated financial statements and will include net income as well as other comprehensive income. Accumulated other comprehensive income will form part of shareholder's equity.

Under these standards, all of the Company's financial assets will be classified as loans and receivables, which, along with all financial liabilities, will be carried at amortized cost using the effective interest method. Upon adoption, the Company has determined that none of its financial assets will be classified as available for sale, held-for-trading or held-to-maturity and none of its financial liabilities will be classified as held for trading.

All derivatives, including embedded derivatives that must be separately accounted for, will be measured at fair value, with changes in fair value recorded in the consolidated statements of income unless they are effective cash flow hedging instruments. The changes in fair value of cash flow hedging derivatives will be recorded in other comprehensive income, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Any hedge ineffectiveness will be recognized in net income immediately. The impact of remeasuring hedging derivatives at fair value on January 1, 2007 will be recognized in opening deficit and opening accumulated other comprehensive income, as appropriate. The impact of remeasuring hedging derivatives on the consolidated financial statements on January 1, 2007 is estimated to be an increase in derivative instruments of approximately $313 million and a decrease in opening accumulated other comprehensive income of $224 million, net of income taxes of $89 million.

In addition, the unamortized deferred transitional gain of $42 million will be eliminated upon adoption, the impact of which is estimated to be an increase to opening deficit of $31 million, net of taxes of approximately $11 million.

The Company is currently assessing the impact of the requirement to recognize non-financial derivatives and embedded derivatives at fair value.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

2.    Significant accounting policies (continued):

Effective January 1, 2007, the Company will record all financing costs for financial assets and financial liabilities in income as incurred. The Company had previously deferred these costs and amortized them over the term of the related debt. The carrying value of deferred costs at December 31, 2006 of $40 million, net of related income taxes, will be charged to opening deficit on transition on January 1, 2007.

In 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments - Presentation. These new standards will be effective for the Company beginning January 1, 2008. The Company is currently assessing the impact of these two new standards.

(iv)  Capital disclosures:

In 2006, the CICA issued Handbook Section 1535, Capital Disclosures ("CICA 1535"). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity's objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance. The new standard will be effective for the Company effective January 1, 2008.

3.    Operating revenue:

Revenue from external customers is comprised of the following:

	2004	2005	2006
	(Restated -	(Restated -
	note 2(b))	note 2(b))
Postpaid (voice and data)	$2,361	$3,384	$4,084
Prepaid	117	210	214
One-way messaging	24	20	15
Network revenue	2,502	3,614	4,313
Equipment sales	187	246	267
Total operating revenue	$2,689	$3,860	$4,580

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

4.    Business combination:

On November 9, 2004, the Company acquired the outstanding equity securities of Microcell Telecommunications Inc. ("Fido") for cash consideration. The acquisition was accounted for by the purchase method and the results of Fido were consolidated effective November 9, 2004. Fido is a provider of wireless telecommunications services in Canada. With this acquisition, the Company now operates the only Global System for Mobile communications ("GSM") network in Canada.

The purchase price totalled $1,318 million, including direct incremental acquisition costs of approximately $14 million and $52 million paid for warrants in 2005.

The table below summarizes the final fair values of the assets acquired and liabilities assumed for the acquisition of Fido based on the final purchase price allocation as follows:

Consideration:
Cash	$1,252
Amounts paid in 2005	52
Acquisition costs	14
Purchase price	$1,318
Cash and cash equivalents	$118
Accounts receivable	86
Other current assets	32
Inventory	47
Long-term investments	4
Subscriber base	171
Brand name	102
Roaming agreements	37
Spectrum licences	319
Dealer network	14
Wholesale agreements	13
PP&E	337
Accounts payable and accrued liabilities	(144)
Deferred revenue	(51)
Liabilities assumed on acquisition	(73)
Long-term debt	(353)
Derivative instruments	(65)
Fair value of net assets acquired	$594
Goodwill	$724

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

4.    Business combination (continued):

Prior to completion of the Fido acquisition, the Company developed a plan to restructure and integrate the operations of Fido and $129 million was originally accrued as a liability assumed on acquisition in the allocation of the purchase price as at December 31, 2004. This liability included severance and other employee-related costs, as well as costs to consolidate facilities, systems and operations, close cell sites and terminate leases and other contracts. During 2005, management revised the restructuring and integration plan for finalization of the costs for terminations of certain leases and other contracts, finalization of severance-related items related to employees identified in the restructuring plan and finalization of the costs to close duplicate facilities and cell sites. As a result, a reduction of $56 million was made in 2005 to the amount of liabilities assumed on acquisition and the purchase price allocation, set out above, was adjusted to reflect the final valuations of tangible and intangible assets acquired as well as final restructuring and integration plans. Payments of $52 million and $17 million were made in 2005 and 2006, respectively, against the adjusted liability of $73 million and at December 31, 2006 an amount of $4 million remains outstanding. The Company expects this amount will be paid out over the course of 2007.

As part of this acquisition, the Company incurred certain integration costs that did not qualify to be included as part of the purchase price allocation as a liability assumed on acquisition. Rather, these costs are recorded within operating expenses. These expenses include various severance, consulting and other incremental restructuring costs directly related to the acquisition. For the years ended December 31, 2004, 2005 and 2006, the Company incurred $4 million, $54 million and $3 million, respectively, of these expenses related to the Fido acquisition.

The pro forma results of operations for 2004, had the Company acquired Fido on January 1, 2004, would have been as follows:

(Unaudited)
(Restated -
note 2(b))
Operating revenue	$3,238
Loss for the year	$(175)
Loss per share - basic and diluted	$(109.38)

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

5.    Investment in joint ventures:

The Company has contributed certain assets to joint ventures involved in the provision of wireless broadband Internet capacity and in certain mobile commerce initiatives (notes 11(b) and 20(d)). As at December 31, 2006 and for the year then ended, proportionately consolidating these joint ventures resulted in the following increases (decrease) in the accounts of the Company:

Current assets	$11
Long-term assets	42
Current liabilities	3
Revenue	-
Expenses	20
Net income	(20)

6.    Income taxes:

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	2005	2006
Future income tax assets:
Non-capital income tax loss carryforwards	$622	$321
Capital loss carryforwards	2	17
Deductions relating to long-term debt and other transactions denominated in foreign currencies	46	12
PP&E and inventory	158	85
Other deductible differences	46	47
Total future income tax assets	874	482
Less valuation allowance	117	19
	757	463
Future income tax liabilities:
Goodwill and intangible assets	(87)	(31)
Net future income tax asset	670	432
Less current portion	290	331
	$380	$101

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

6.    Income taxes (continued):

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the future income tax assets and available tax planning strategies in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future income tax assets.

In making an assessment of whether future income tax assets are more likely than not to be realized, management regularly prepares information regarding the expected use of such assets by reference to its internal income forecasts. Based on management's estimates of the expected realization of future income tax assets, in each of 2005 and 2006 the Company reduced the valuation allowance to reflect that it is more likely than not that certain future income tax assets will be realized. For the years ended December 31, 2005 and 2006, $583 million and $62 million, respectively, of the reduction in the valuation allowance related to future income tax assets arising from acquisitions. Accordingly, the benefit related to these assets has been reflected as a reduction in goodwill.

The valuation allowance at December 31, 2006 of $19 million relates to future income tax assets consisting of capital losses and similar items. At December 31, 2005, the valuation allowance of $117 million included $83 million related to non-capital losses and $34 million related to capital losses and similar items.

The Company's parent, RCI, has negotiated an income tax settlement with the Canada Revenue Agency in respect of a reassessment received by RCI. In connection with the settlement, $19 million of non-capital losses carried forward by the Company will be transferred to RCI. The utilization of the Company's tax losses was recorded in the year as a distribution to the Company's ultimate shareholder, resulting in a $6 million charge to the Company's deficit.

In connection with the utilization of the Company's tax losses by RCI, RCI will provide additional capital to the Company equal to the fair market value of the tax losses utilized. The determination of the value of the tax losses and the addition to the Company's capital is expected to occur in 2007.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

6.    Income taxes (continued):

Income tax expense (reduction) varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

	2004	2005	2006
Statutory income tax rate	35.3%	35.2%	35.2%
Income tax expense on income before income taxes	$58	$108	$356
Increase (decrease) in income taxes resulting from:
Difference between rates applicable to subsidiaries in other jurisdictions	-	-	(6)
Change in the valuation allowance for future income tax assets	(64)	(180)	(36)
Adjustments to future income tax assets and liabilities for changes in substantively enacted tax rates	(2)	(21)	(19)
Stock-based compensation	-	6	5
Sale of tax losses (note 19(e))	-	-	(13)
Other items	8	-	(13)
Large Corporations Tax	7	4	-
Income tax expense (reduction)	$7	$(83)	$274

As at December 31, 2006, the Company has the following non-capital income tax losses available to reduce future years' income for income tax purposes:

Income tax losses expiring in the years ending December 31:
2008	$348
2009	111
2010	11
2011	-
2012	-
Thereafter	383
$853

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

7.    Net income per share:

The following table sets forth the calculation of basic and diluted net income per share:

	2004	2005	2006
Numerator:
Net income for the year	$158	$391	$738
Cumulative dividends on First preferred shares	-	(11)	(91)
Basic and diluted net income for the year	$158	$380	$647
Denominator (in thousands):
Weighted average number of Class A common shares outstanding - basic and diluted	1,604	1,604	1,604
Basic and diluted net income per share	$98.58	$237.21	$403.45

The Company did not have any dilutive securities outstanding during any of the years presented.

8.    Notes and interest receivable from parent and affiliated companies:

(a)   The notes receivable from parent company of nil and $902 million at December 31, 2005 and 2006, respectively, are non-interest bearing demand promissory notes.

(b)   The note receivable from affiliated company of $2,000 million at December 31, 2005 and interest receivable from affiliated company of $11 million at December 31, 2005 were due from a subsidiary of RCI. The note was a demand promissory note bearing interest at 8% per annum. The note and interest were repaid during 2006 (note 19(e)).

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

9.    Other current assets:

	2005	2006
Inventories	$48	$43
Prepaid expenses	39	33
Other	6	-
	$93	$76

10.    Property, plant and equipment:

Details of PP&E are as follows:

			2005			2006
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value
Land and buildings	$205	$49	$156	$21	$6	$15
Network equipment	3,429	1,632	1,797	3,897	1,913	1,984
Network radio base station equipment	1,508	1,112	396	1,619	1,211	408
Computer equipment and software	900	671	229	981	778	203
Leasehold improvements	76	29	47	93	33	60
Other equipment	101	45	56	108	52	56
	$6,219	$3,538	$2,681	$6,719	$3,993	$2,726

Depreciation expense for the years ended December 31, 2004, 2005 and 2006 was $484 million, $504 million and $514 million, respectively.

PP&E not yet in service and therefore not depreciated at December 31, 2005 and 2006 amounted to $256 million and $151 million, respectively.

During 2006, the Company sold certain land and buildings to a related party (note 19(g)).

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

11.    Goodwill and intangible assets:

(a)   Goodwill:

A summary of the changes to goodwill is as follows:

	2005	2006
Opening balance	$758	$149
Adjustment to Fido purchase allocation (note 4)	(26)	-
Reduction in valuation allowance for acquired future income tax assets (note 6)	(583)	(62)
	$149	$87

During 2005, the purchase price allocations related to the 2004 acquisitions of Fido were adjusted to reflect final valuations of tangible and intangible assets acquired and to reflect adjustments to various liabilities assumed on acquisition. The offset of these adjustments was recorded as a reduction to goodwill.

(b)   Intangible assets:

	2005			2006
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Spectrum licences	$727	$-	$727	$699	$-	$699
Fido brand name	102	23	79	102	44	58
Subscriber base	171	87	84	171	163	8
Roaming agreements	37	4	33	37	7	30
Dealer network	14	4	10	14	7	7
Wholesale agreements	13	5	8	13	9	4
	$1,064	$123	$941	$1,036	$230	$806

Amortization of brand names, subscriber base, roaming agreements, dealer network and wholesale agreements in 2004, 2005 and 2006 amounted to $12 million, $110 million and $107 million, respectively.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

11.    Goodwill and intangible assets (continued):

As a result of the acquisition of Fido, the Company determined the value of the spectrum licences acquired to be $319 million (note 4). In a spectrum auction conducted by Industry Canada in February 2001, the Company purchased 23 personal communications services licences of 10 megahertz ("MHz") or 20 MHz each, in the 1.9 gigahertz ("GHz") band in various regions across Canada at a cost of $397 million, including costs of acquisition. During 2004 and 2005, the Company acquired spectrum in various licence areas for an aggregate cost of $6 million and $5 million, respectively. These amounts have been recorded as spectrum licences. The Company has determined that these licences have indefinite lives for accounting purposes and are therefore not being amortized.

During 2006, the Company contributed its 2.5 GHz spectrum licence with a carrying value of $55 million to its 50% owned joint venture. Accordingly, the carrying value of spectrum licences has been reduced by approximately $28 million.

12.   Deferred charges:

Deferred charges at December 31, 2005 and 2006 consist of financing costs. Financing costs of $44 million were deferred in 2004 in connection with the issuance of certain long-term debt. No such costs were incurred for the years ended December 31, 2005 or December 31, 2006.

Amortization of deferred charges for the years ended December 31, 2004, 2005 and 2006 was $5 million, $9 million and $9 million, respectively. Accumulated amortization as at December 31, 2005 and 2006 amounted to $29 million and $33 million, respectively. During 2006, on repayment of long-term debt, deferred financing charges of $4 million and accumulated amortization of $4 million were removed from the related accounts.

13.    Notes payable to RWCI and RCI:

During 2004, the Company distributed $1,750 million to RWCI as a return of capital. The consideration was comprised of a $1,400 million cash distribution and the issuance of a $350 million demand, subordinated, non-interest bearing promissory note owing to RWCI. During 2005, the Company repaid the $350 million demand, subordinated, non-interest bearing promissory note owing to RWCI.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

13.    Notes payable to RWCI and RCI (continued):

On September 30, 2004, the Company and RCI entered into an intercompany bridge loan agreement of up to $900 million, of which $850 million was drawn on November 9, 2004. The bridge loan had a term of up to two years from November 9, 2004 and was made on a subordinated, unsecured basis, bearing interest at 6.0% per annum and was prepayable in whole or in part without penalty. On November 9, 2004, the Company paid RCI a fee of $4 million pursuant to the terms of the bridge loan. On November 30, 2004, the Company repaid the loan in full and cancelled the bridge loan agreement.

14.    Long-term debt:

	Due	Principal	Interest
	date	amount	rate	2005	2006
Bank credit facility			Floating	$71	$-
Senior Secured Notes	2006	$160	10.50%	160	-
Floating Rate Senior Secured Notes	2010	U.S. $550	Floating	641	641
Senior Secured Notes	2011	U.S. $490	9.625%	571	571
Senior Secured Notes	2011	$460	7.625%	460	460
Senior Secured Notes	2012	U.S. $470	7.25%	548	548
Senior Secured Notes	2014	U.S. $750	6.375%	875	874
Senior Secured Notes	2015	U.S. $550	7.50%	641	641
Senior Secured Debentures	2016	U.S. $155	9.75%	181	181
Senior Subordinated Notes	2012	U.S. $400	8.00%	466	466
Mortgage payable and capital leases			Various	24	-
				4,638	4,382
Less current portion				183	-
				$4,455	$4,382

Further details of long-term debt are as follows:

(a)   Bank credit facility:

The bank credit facility provides the Company with up to $700 million from a consortium of Canadian financial institutions. Under the credit facility, the Company may borrow at various rates, including the bank prime rate or base rate to the bank prime rate or base rate plus 1-3/4% per annum, the bankers' acceptance rate plus 1% to 2-3/4% per annum and the London Inter-Bank Offered Rate ("LIBOR") plus 1% to 2-3/4% per annum. The Company's bank credit facility requires, among other things, that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

14.    Long-term debt (continued):

This credit facility is available on a fully revolving basis until the first date specified below, at which time, the facility becomes a revolving/reducing facility and the aggregate amount of credit available under the facility will be reduced by the following amounts:

On April 30:
2008	$140
2009	140
2010	420

Borrowings under the credit facility are secured by the pledge of a senior bond issued under a deed of trust, which is secured by substantially all the assets of the Company and certain of its subsidiaries, subject to certain exceptions and prior liens.

(b)   Senior Secured Notes and Debentures and Senior Subordinated Notes:

Each of the Company's Senior Secured Notes and Debentures is secured by the pledge of a senior bond that is secured by the same security as the security for the bank credit facility described in note 14(a) and ranks equally with the bank credit facility.

Interest is paid semi-annually on all of the notes and debentures with the exception of the Floating Rate Senior Secured Notes due 2010 for which the Company pays interest on a quarterly basis.

Each of the Company's Senior Secured and Senior Subordinated Notes and Debentures is redeemable, in whole or in part, at the Company's option, at any time, subject to a certain prepayment premium. The following two note issues have specific prepayment premiums.

The Company's U.S. $550 million of Floating Rate Senior Secured Notes are redeemable, in whole or in part, at the Company's option, at any time on or after December 15, 2006 at 102.0% of the principal amount, declining ratably to 100.0% of the principal amount on or after December 15, 2008, plus, in each case, interest accrued to the redemption date. The Company pays interest on the Floating Rate Notes at LIBOR plus 3.125%, reset quarterly.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

14.    Long-term debt (continued):

The Company's U.S. $400 million Senior Subordinated Notes are redeemable, in whole or in part, at the Company's option, at any time up to December 15, 2008, subject to a certain prepayment premium and at any time on or after December 15, 2008 at 104.0% of the principal amount, declining ratably to 100.0% of the principal amount on or after December 15, 2010.

(c)   Debt repayments:

During 2006, the Company repaid on maturity $160 million principal amount of 10.50% Senior Secured Notes as well as a mortgage and capital leases in the aggregate principal amount of $24 million.

During 2004, the Company redeemed an aggregate U.S. $708 million principal amount of Senior Secured Notes and Debentures and Senior Subordinated Notes, for an aggregate U.S. $735 million, including payment of redemption premiums. This resulted in a loss on the repayment of long-term debt of $2 million, which included redemption premiums of $34 million, the write-off of deferred financing costs of $8 million, and a $40 million gain on the release of the deferred transition gain related to the cross-currency interest rate exchange agreements that were unwound during the year. In addition, the Company repaid $353 million of Fido's long-term debt (note 4).

(d)  Weighted average interest rate:

The Company's effective weighted average interest rate on all long-term debt as at December 31, 2005 and 2006, including the effect of all of the derivative instruments, was 8.13% and 8.29%, respectively.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

14.    Long-term debt (continued):

(e)  Principal repayments:

At December 31, 2006, principal repayments due within the next five years and in total thereafter on all long-term debt are as follows:

2007 - 2009	$-
2010	641
2011	1,031
Thereafter	2,710
$4,382

The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the Company governed by these agreements. Generally, the most significant of these restrictions are debt incurrence and maintenance tests, restrictions upon additional investments and sales of assets. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company. At December 31, 2005 and 2006, the Company was in compliance with all terms of the long-term debt agreements.

15.    Derivative instruments:

Details of the derivative instruments liability is as follows:

	U.S. $	Exchange	Cdn. $	Carrying	Estimated
2005	notional	rate	notional	amount	fair value
Cross-currency interest rate exchange agreements accounted for as hedges	$2,660	1.3011	$3,461	$360	$694
Cross-currency interest rate exchange agreements not accounted for as hedges	612	1.2021	735	27	27
	3,272		4,196	387	721
Transitional gain	-		-	48	-
	3,272		4,196	435	721
Less current portion	327	1.2045	394	13	13
	$2,945		$3,802	$422	$708

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

15.    Derivative instruments (continued):

	U.S. $	Exchange	Cdn. $	Carrying	Estimated
2006	notional	rate	notional	amount	fair value
Cross-currency interest rate exchange agreements accounted for as hedges	$2,660	1.3011	$3,461	$361	$674
Cross-currency interest rate exchange agreements not accounted for as hedges	285	1.1993	342	12	12
	2,945		3,803	373	686
Transitional gain	-		-	42	-
	2,945		3,803	415	686
Less current portion	275	1.1870	326	7	7
	$2,670		$3,477	$408	$679

Effective January 1, 2004, the Company determined that it would not account for its cross-currency interest rate exchange agreements as hedges for accounting purposes and, consequently, began to account for such derivatives on a mark-to-market basis, with resulting gains or losses recorded in or charged against income.

The Company adjusted the carrying value of these instruments from $137 million at December 31, 2003 to their fair value of $120 million on January 1, 2004. The corresponding transitional loss of $17 million was deferred and was being amortized to income over the remaining life of the underlying debt instruments.

Effective July 1, 2004, the Company met the requirements for hedge accounting under AcG-13 for certain of its derivative instruments and, consequently, on a prospective basis, began to treat approximately U.S. $1,240 million notional amount of the aggregate U.S. $1,302 million, or 95.3% of these exchange agreements, as hedges for accounting purposes on U.S. $1,240 million of U.S. dollar-denominated debt.

A transition adjustment arising on the change from mark-to-market accounting to hedge accounting was calculated as at July 1, 2004, resulting in a deferred transitional gain of $60 million. This transitional gain is being amortized to income over the shorter of the remaining life of the debt and the term of the cross-currency interest rate exchange agreements.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

15.    Derivative instruments (continued):

Amortization of the net transitional gain for the years ended December 31, 2004, 2005 and 2006 totalled $4 million, $8 million and $6 million, respectively.

During 2006, cross-currency interest rate exchange agreements of U.S. $327 million aggregate notional amount matured. The Company incurred a net cash outlay of $19 million upon settlement of these cross-currency interest rate exchange agreements.

On November 30, 2004, the Company entered into an additional U.S. $1,420 million aggregate notional amount of cross-currency interest rate exchange agreements that meet the requirements of hedge accounting as hedges against foreign exchange fluctuations under AcG-13.

Certain other cross-currency interest rate exchange agreements are not accounted for as hedges, since they do not meet the requirements for hedge accounting under AcG-13. At December 31, 2005 and 2006, approximately U.S. $612 million and U.S. $285 million, respectively, aggregate notional amount of cross-currency interest rate exchange agreements were accounted for on a mark-to-market basis.

16.    Financial instruments:

(a)   Fair values:

The Company has determined the fair values of its financial instruments as follows:

(i)   The carrying amounts in the consolidated balance sheets of accounts receivable, notes receivable from parent company, note and interest receivable from affiliated company, bank advances arising from outstanding cheques, accounts payable and accrued liabilities, dividends payable to RCI and due to parent and affiliated companies approximate fair values because of the short-term nature of these financial instruments.

(ii)   Long-term debt and derivative instruments:

The fair values of each of the Company's long-term debt instruments are based on the year-end trading values.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

16.    Financial instruments (continued):

The fair values of the Company's interest exchange agreements, cross-currency interest rate exchange agreements and other derivative instruments are based on values quoted by the counterparties to the agreements.

The estimated fair values of the Company's long-term debt and related derivative instruments as at December 31, 2005 and 2006 are as follows:

	2005		2006
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Liability:
Long-term debt	$4,638	$4,933	$4,382	$4,697
Derivative instruments(1)	387	721	373	686
	$5,025	$5,654	$4,755	$5,383

(1) Excludes deferred transitional gain of $48 million and $42 million at December 31, 2005 and 2006, respectively.

At December 31, 2005 and 2006, 79.1% and 79.1%, respectively, of U.S. dollar-denominated debt was protected from fluctuations in the foreign exchange between the U.S. and Canadian dollars by derivative instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

16.    Financial instruments (continued):

Credit risk of the interest exchange agreements and cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements in instances where these agreements have positive fair value for the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poors rating (or the equivalent) ranging from A+ to AA+. The Company does not require collateral or other security to support the credit risk associated with the interest exchange agreements and cross-currency interest rate exchange agreements due to the Company's assessment of the creditworthiness of the counterparties. The obligations under cross-currency interest rate exchange agreements in the aggregate notional amounts of U.S. $3,272 million and U.S. $2,945 million as at December 31, 2005 and 2006, respectively, are secured by substantially all of the assets of the Company and generally rank equally with the other secured indebtedness of the Company.

(b)   Other disclosures:

The Company does not have any significant concentrations of credit risk related to any financial asset.

17.    Shareholder's equity (deficiency):

	2005	2006
Capital stock:
Issued and outstanding:
1,603,648 Class A common shares (2005 - 1,603,628)	$97	$111
Nil First preferred shares (2005 - 1,000,000)	2,000	-
Contributed surplus	25	133
Deficit	(876)	(248)
	$1,246	$(4)

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

17.    Shareholder's equity (deficiency) (continued):

(a)   Capital stock:

(i)    Common shares:

Rights and conditions:

The Class A common shares are voting and are without par value.

(ii)   Preferred shares:

Rights and conditions:

There is an unlimited number of authorized Class A preferred shares, Class B preferred shares, and First preferred shares.

The Class A preferred shares are non-voting, redeemable at the option of the Company at $1,000 per share, and carry the right to cumulative dividends at a fixed rate of 8.8% per annum of the redemption price, payable quarterly. The Class A preferred shares rank, with respect to both dividends and return of capital of the Company, in priority to the Class B preferred shares and Class A common shares of the Company. As at December 31, 2005 and 2006, there were no Class A preferred shares outstanding.

The Class B preferred shares are non-voting, redeemable at the option of the Company at $1,000 per share, retractable at the option of the holder at $1,000 per share, and carry the right to cumulative dividends at a fixed rate of 6.0% per annum of the redemption price, payable quarterly. The Class B preferred shares rank, with respect to both dividends and return of capital of the Company, subordinate to the Class A preferred shares, and in priority to the Class A common shares of the Company. As at December 31, 2005 and 2006, there were no Class B preferred shares outstanding.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

17.    Shareholder's equity (deficiency) (continued):

The First preferred shares were authorized in 2005 and are non-voting, redeemable at the option of the Company at $2,000 per share, and carry the right to cumulative dividends at a fixed rate of 8.125% per annum of the redemption price, payable annually from the date of issue in cash or by the issuance of a deeply subordinated, non-interest bearing demand promissory note deliverable by the Company or an affiliate. The First preferred shares rank, with respect to both dividends and return of capital of the Company, in priority to the Class A preferred shares, the Class B preferred shares and the Class A common shares of the Company. As at December 31, 2005 and 2006, there were 1,000,000 and nil First preferred shares outstanding, respectively.

(b)   Capital stock changes:

(i)    During 2005, the Company issued 1,000,000 First preferred shares to RCI for total consideration of $2,000 million and dividends at 8.125%. The First preferred shares were non-voting, redeemable at the option of the Company for an aggregate redemption amount equal to $2,000 million, and payable in cash or by the issuance of a non-interest bearing, deeply subordinated demand promissory note deliverable by the Company or an affiliate. No dividends were paid during 2005, although $11 million of dividends were declared and payable. In 2006, the Company paid dividends of $102 million to RCI, which included the $11 million declared in 2005, by the issuance of non-interest bearing, deeply subordinated demand promissory notes. During 2006, the Company redeemed the 1,000,000 First preferred shares (note 19(e)).

(ii)   During 2006, the Company issued 20 Class A common shares to RWCI for cash consideration of $14 million (note 19(e)).

(c)   Stock option plans:

Options to purchase Class B Non-Voting shares of RCI on a one-for-one basis may be granted to employees, directors and officers of the Company and its affiliates by RCI's Board of Directors or by RCI's Management Compensation Committee. There are 30 million options authorized under RCI's 2000 plan, 25 million options authorized under RCI's 1996 plan, and 9.5 million options authorized under RCI's 1994 plan. The term of each option is 7 to 10 years and the vesting period is generally four years but may be adjusted by the Management Compensation Committee on the date of grant. The exercise price for options is equal to the fair market value of the RCI Class B Non-Voting shares determined as the five-day average before the grant date as quoted on The Toronto Stock Exchange.

Effective July 1, 2006 non-executive directors will no longer receive stock options of RCI.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

17.    Shareholder's equity (deficiency) (continued):

Until December 31, 2004, the Company had a stock option plan that provided senior employee participants an incentive to acquire an equity ownership interest in RWCI. On December 31, 2004, as a result of the acquisition by RCI of 100% of RWCI's outstanding Class B Restricted Voting shares, each option outstanding under RWCI's option plan was exchanged for 1.75 options to purchase RCI Class B Non-Voting shares, at an exercise price equal to the original price on the grant date divided by 1.75. RCI determined the fair value of the options issued in exchange for the RWCI options using the Black-Scholes option pricing model. The fair value of the vested options was accounted for by RCI as part of the purchase price. The fair value of the unvested options totalled $44 million, of which $29 million is being expensed by the Company over the remaining vesting period.

(d)   Stock-based compensation:

Details of the RWCI options exchanged for RCI options on December 31, 2004 are as follows:

		RCI	Number of
	Number of	option	RCI options
	RWCI options	exercise	issued on
RWCI option exercise price	exchanged	price	exchange
$12.23 - $18.29	755,859	$3.50 - $5.23	2,645,506
19.79 - 28.75	937,595	5.66 - 8.22	3,281,582
43.82 - 51.54	572,600	12.52 - 14.73	2,004,100
	2,266,054		7,931,188
Exercisable, end of year	-		2,655,562

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

17.    Shareholder's equity (deficiency) (continued):

The weighted average estimated fair value of each unvested RCI option granted at the date of exchange was $11.40. The fair value of each RCI option granted upon the exchange of unvested options was estimated as at the date of completion of the acquisition using the Black-Scholes fair value option pricing model with the following assumptions:

Unvested
options
Risk-free interest rate	4.07%
Volatility factor of the future expected market price of RCI's Class B Non-Voting shares	43.26%
Dividend yield	0.32%
Weighted average expected life of the options	5.71 years

For each of the years ended December 31, 2004, 2005 and 2006, the Company recorded total compensation expense and an increase in contributed surplus of approximately $5 million, $18 million and $13 million, respectively, related to stock options, restricted share units and the RCI share accumulation plan.

Unrecognized compensation expense as at December 31, 2005 and 2006 related to stock options and restricted share units was $19 million and $15 million, respectively.

No RWCI options were granted in 2004. There were 200,000, 294,880, and 168,540 RCI options granted to the Company's employees in the years ended December 31, 2004, 2005 and 2006, respectively.

All prior period numbers of RCI options and restricted share units as well as exercise prices and fair values per individual award have been retroactively adjusted to reflect a two-for-one stock split of RCI's Class B Non-Voting shares.

The weighted average estimated fair value at the date of the grant for the RCI options granted to the Company's employees in the years ended December 31, 2004, 2005 and 2006 was $7.07, $7.85 and $8.84, respectively.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

17.    Shareholder's equity (deficiency) (continued):

The fair value of each RCI option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2004	2005	2006
Risk-free interest rate	4.33%	3.95%	4.07%
Dividend yield	0.34%	0.28%	0.33%
Volatility factor of the future expected market price of RCI's common shares	43.93%	43.13%	37.40%
Weighted average expected life of the options	5.71 years	5.5 years	4.9 years

Amendment to stock option plans:

Effective March 1, 2006, RCI amended certain provisions of its stock option plans which resulted in a new measurement date for purposes of determining compensation cost. The amendment provides that on the death or retirement of an option holder, options continue to be exercisable until the original expiry date in accordance with their original terms and the vesting would not be accelerated but instead would continue in accordance with the original vesting period. The amendment resulted in a $1 million charge to expense on the March 1, 2006 measurement date.

The fair value of each modified option was estimated on the March 1, 2006 measurement date using the Black-Scholes fair value option pricing model with the following assumptions:

Risk-free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of RCI's Class B Non-Voting shares	42.30%
Weighted average expected life of the options	5.6 years

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

17.    Shareholder's equity (deficiency) (continued):

Performance options:

On March 1, 2006, RCI granted 171,700 performance options to certain employees of the Company. These options are governed by the terms of the 2000 plan. These options vest on a straight-line basis over four years provided that certain targeted stock prices of RCI are met on or after the anniversary date. A binomial valuation model was used to determine these options' fair value of $2 million at the date of grant. Of this $2 million, $1 million was recorded as compensation cost in the year ended December 31, 2006, with the remainder to be recognized over the remaining service period.

The fair value of each performance option was calculated on the March 1, 2006 measurement date based on the following assumptions:

Risk-free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of RCI's Class B Non-Voting shares	39.60%
Weighted average expected life of the options	5.4 years

   (e)   RWCI employee share accumulation plan:

Effective January 1, 2004, RWCI established an employee share accumulation program that allowed employees of the Company to voluntarily participate in a share purchase program. Under the terms of the plan, employees of the Company contributed a specified percentage of their regular earnings through regular payroll deductions. The designated administrator of the plan then purchased Class B Restricted Voting shares of RWCI on the open market on behalf of the employees. At the end of each quarter, the Company made a contribution of 25% of the employee's contribution in the quarter. The administrator then used this amount to purchase additional shares of RWCI on behalf of the employees, as outlined above.

On December 31, 2004, as a result of the acquisition by RCI of 100% of RWCI, the employees had the option of using their contributions and the Company's contributions to purchase RCI Class B Non-Voting shares or to have their contributions refunded.

The Company's contribution to the plan and compensation expense amounted to nil for the year ended December 31, 2004.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

17.    Shareholder's equity (deficiency) (continued):

(f)   RCI employee share accumulation plan:

Effective January 1, 2005, the Company participates in RCI's employee share accumulation program, which allows employees of the Company to voluntarily participate in a share purchase program. Under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings through regular payroll deductions. The designated administrator of the plan then purchases RCI Class B Non-Voting shares on the open market on behalf of the employee on a monthly basis. At the end of each quarter, the Company makes a contribution of 25% of the employee's contribution in the quarter. The administrator then uses this amount to purchase additional RCI Class B Non-Voting shares on behalf of the employees, as outlined above.

The Company records its contribution as compensation expense, which amounted to $1 million and $1 million for the years ended December 31, 2005 and 2006, respectively.

(g)   Restricted share unit plan:

The Company participates in RCI's restricted share unit plan, which enables employees, officers and directors of RCI and participating companies, including the Company, to participate in the growth and development of RCI. Under the terms of the plan, restricted share units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, RCI, at its option, shall redeem all of the participants' restricted share units in cash or by issuing one RCI Class B Non-Voting share for each restricted share unit. RCI has reserved 4,000,000 Class B Non-Voting shares for issuance under this plan.

During the years ended December 31, 2005 and 2006, RCI granted 105,050 and 90,302 restricted share units, respectively, to employees of the Company.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

17.    Shareholder's equity (deficiency) (continued):

At December 31, 2005 and 2006, 105,050 and 165,102, respectively, restricted share units were outstanding to employees of the Company. These restricted share units vest at the end of three years from the grant date. The Company records compensation expense equally over the vesting period, taking into account fluctuations in the market price of RCI Class B Non-Voting shares. Compensation expense for the year ended December 31, 2005 and 2006 related to these restricted share units was $1 million and $2 million, respectively.

18.    Consolidated statements of cash flows and supplemental information:

(a)   Change in non-cash working capital items:

	2004	2005	2006
Increase in accounts receivable	$(48)	$(96)	$(140)
Decrease in other current assets	11	11	17
Increase (decrease) in accounts payable and accrued liabilities	9	(53)	120
Increase (decrease) in unearned revenue	(11)	4	17
Increase in amounts due to parent and affiliated companies, net	40	8	74
Increase in deferred gain	1	-	-
	$2	$(126)	$88

   (b)   Supplemental cash flow information:

	2004	2005	2006
Income taxes paid	$6	$7	$2
Interest paid	199	398	405

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

18.    Consolidated statements of cash flows and supplemental information (continued):

(c)   Supplemental disclosure of non-cash transactions:

	2004	2005	2006
Issue (redemption) of First preferred shares	$-	$2,000	$(2,000)
Transfer (receipt) of intercompany note receivable from affiliated company	-	(2,000)	2,000
Note payable to RCI issued as consideration for dividends on First preferred shares	-	-	102
Notes receivable from affiliated company as consideration for interest on intercompany note receivable	-	-	(100)
Due to RCI regarding purchase of Telica Telecommunication Switch	-	-	1
Distributions to related parties	-	(5)	(19)
Contribution of spectrum licence	-	-	(28)
Note payable to RWCI issued as consideration for the distribution of capital	350	-	-
Reduction of stated capital of Class A common shares	(350)	-	-

See also notes 11(b) and 19(e) and (f).

19.    Related party transactions:

The Company entered into the following related party transactions:

(a)   The amounts due to parent and affiliated companies are detailed below.

	2005	2006
RWCI	$42	$41
RCI	10	58
Rogers Cable Inc. ("Rogers Cable")	2	29
Rogers Media Inc. ("Rogers Media")	-	1
	$54	$129

The above amounts, excluding RWCI, reflect intercompany charges for capital and operating expenditures and are short-term in nature. The amounts owing to RWCI arise from cash advances.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

19.    Related party transactions (continued):

(b)  The Company has entered into certain transactions and agreements in the normal course of business with RCI and its subsidiaries and AT&T Wireless Services, Inc. ("AWE") as described below. AWE was a related party until October 13, 2004, when it sold its interest in RWCI to RCI.

(i)    Management fees:

The Company has entered into a management agreement under which RCI provides supplemental executive, administrative, financial, strategic planning, information technology and various other services to the Company. The fee is equal to the greater of $8 million per year, adjusted for certain changes in the Consumer Price Index, and an amount determined by RCI and the independent directors serving on the audit committee of the Company. Interest is charged by RCI on unpaid management fees at the bank prime rate plus 2% per annum. Effective December 31, 2006, RCI terminated the fee for these services.

(ii)   Cost-sharing arrangements:

The Company has entered into certain cost-sharing arrangements with RCI and its affiliates for certain accounting, purchasing, human resources, customer service call centres and collections call centres, information technology, real estate administration, accounts payable processing, remittance processing, payroll processing, e-commerce, the RCI data centre and other common services and activities. The Company shares both the operating expense and additions to PP&E related to these activities on a cost recovery basis in accordance with the services provided.

The Company has entered into agreements with Rogers Cable to share, on a pro rata basis, the cost of certain fibre-optic and microwave transmission facilities. In addition, long-term service arrangements exist with Rogers Cable for transmission services on fibre-optic facilities owned by Rogers Cable.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

19.    Related party transactions (continued):

The Company has entered into an agreement with Rogers Cable whereby Rogers Cable sells accounts receivable to the Company for customers who receive a consolidated invoice from the Company. The Company provides invoicing and subscriber account collection services for these customers. The Company is compensated for costs of bad debts, billing costs and services and other determinable costs by purchasing these accounts receivable at a discount. The discount is netted against the receivables transferred and is reviewed periodically.

The Company and Rogers Cable have also entered into an agreement to offer the Company's products and services through Rogers Cable's Retail store operations. Rogers Cable purchases products for resale from the Company. The Company also pays the Rogers Cable commissions for services provided in respect of new subscriber activations and over the service subscription period.

(iii) Wireless products and services:

The Company provides wireless services to RCI and RCI's subsidiaries, and the fees paid are based on actual usage.

In addition, RCI and certain of its subsidiaries lease office space from the Company.

(iv) Advertising:

The Company pays Rogers Media, a subsidiary of RCI, for various advertising on its radio and television broadcasting stations and in its publications.

(v)  Roaming agreement:

The Company maintained a reciprocal agreement, whereby AWE provided wireless communications services to the Company's subscribers when they traveled to the United States, and the Company provided the same services to AWE subscribers when they traveled to Canada.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

19.    Related party transactions (continued):

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is detailed below. The amounts paid (billed) to AWE represents amounts to October 13, 2004, after which AWE was no longer a related party.

	Financial
	statement
	classification		2004	2005	2006
RCI:
Management fees	Management fees		$12	$12	$12
Rent income	Offset to operating, general
	and administrative ("OG&A"	)	(7)	(9)	(11)
Dividend declared	Deficit		-	11	91
Distributions to related party	Deficit		-	5	19
Wireless products and services	Operating revenue		(1)	(1)	(1)
Cost of shared operating expenses	Various		205	245	359
Fee on intercompany bridge loan	Interest expense		4	-	-
Interest on notes payable	Interest expense		3	-	-
Additions to PP&E	PP&E		29	91	87
			$245	$354	$556
Rogers Cable:
Wireless products and services for resale	Operating revenue		$(21)	$(36)	$(34)
Subscriber activation commissions and customer service	OG&A		21	36	41
Rent income	Offset to OG&A		(4)	(5)	(6)
Wireless products and services	Operating revenue		(3)	(3)	(4)
Consolidated billing services	OG&A		(4)	(6)	(9)
Transmission facilities	Various		2	1	1
Long distance and roaming expense	OG&A		-	4	30
Charges for PP&E	PP&E		(2)	-	-
			$(11)	$(9)	$19
Rogers Media:
Advertising	Sales and marketing		$3	$3	$6
Rent income	Offset to OG&A		(11)	(11)	(12)
Wireless products and services	Operating revenue		(1)	(1)	(1)
			$(9)	$(9)	$(7)
Other RCI subsidiary:
Interest on note receivable	Interest expense		$-	$(11)	$(89)
AWE:
Roaming revenue	Operating revenue		$(12)	$-	$-
Roaming expense	OG&A		9	-	-
			$(3)	$-	$-

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

19.    Related party transactions (continued):

(c)   The Company has entered into certain transactions with companies, the partners or senior officers of which are or have been directors of the Company and RCI, which are measured at their exchange amounts, being the amounts agreed to by the related parties. The total amounts paid by the Company to these related parties are as follows:

	2004	2005	2006
Legal services and commissions paid on premiums for insurance coverage	$2	$3	$1
Interest charges and other financing fees	18	9	-
	$20	$12	$1

   (d)   During 2005, the Company purchased the wireless subscriber base and related working capital items of Rogers Telecom Inc. ("Telecom"), which was a subsidiary of RCI, for a cash consideration of $6 million. The assets are recorded in the accounts of the Company at their carrying value in Telecom. The $5 million excess of consideration paid over the predecessor carrying value of the acquired assets was recorded as a distribution to a related party.

(e)   In 2005, with the approval of a Special Committee of the Board of Directors, RCI entered into an arrangement to sell to its controlling shareholder, for $13 million in cash, the shares in two of RCI's wholly-owned subsidiaries whose only asset consists of tax losses aggregating approximately $100 million. The Special Committee was advised by independent counsel and engaged an accounting firm as part of their review to ensure that the sale price was within a range that would be fair from a financial point of view.

In order to facilitate this loss transfer arrangement, the Company filed articles of amendment authorizing the creation of an unlimited number of non-voting First preferred shares (note 17). During 2005, 1,000,000 First preferred shares were issued to RCI, through a series of transactions, for total consideration of $2,000 million and the Company received, through another series of transactions, a $2,000 million note from a subsidiary of RCI (note 8). At December 31, 2005, the Company recorded dividends payable of $11 million on the First preferred shares and interest receivable of $11 million on the note receivable. In addition, the Company recorded in the consolidated balance sheets at December 31, 2005 a future tax asset of $13 million, representing the amount the Company was to receive for the tax losses, and a corresponding $13 million was recorded as a reduction of income tax expense in 2005 in the consolidated statements of income.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

19.    Related party transactions (continued):

During 2006, as part of this loss transfer arrangement: the Company paid dividends of $102 million to RCI, which included the $11 million declared in 2005, by the issuance of deeply subordinated demand non-interest bearing promissory notes; the Company received interest of $100 million from a subsidiary of RCI, which included the $11 million accrued in 2005, through receipt of non-interest bearing demand promissory notes; and the Company issued 20 Class A common shares to RWCI for proceeds of $14 million. The Company repaid the $102 million of deeply subordinated demand non-interest bearing promissory notes by transferring to RCI the $100 million of non-interest bearing promissory notes due from a subsidiary of RCI and the payment of $2 million cash. The Company then redeemed the 1,000,000 First preferred shares held by RCI by transferring to RCI the $2,000 million note due from a subsidiary of RCI.

These transactions resulted in a $13 million reduction in 2006 in the future tax asset recorded in the consolidated balance sheets and a corresponding distribution recorded in the consolidated statements of deficit.

(f)   RCI has negotiated an income tax settlement with the Canada Revenue Agency in respect of a reassessment received by RCI. In connection with the settlement, $19 million of non-capital income tax losses carried forward by the Company are expected to be transferred to RCI. The expected utilization of the Company's tax losses was recorded during 2006 as a $6 million reduction in the future tax asset recorded in the consolidated balance sheets and a corresponding distribution recorded in the consolidated statements of deficit.

In connection with the utilization of the Company's tax losses, RCI will provide additional capital to the Company equal to the fair value of the losses utilized. The determination of the value of the losses and the addition to the Company's capital is expected to occur in the first quarter of 2007.

(g)  During 2006, the Company sold, to a newly incorporated subsidiary of RCI, land and buildings which it owned in Toronto in return for $240 million of preferred shares of the newly incorporated subsidiary. On December 28, 2006 the preferred shares were redeemed for $240 million cash.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

19.    Related party transactions (continued):

The sale price of $240 million represented the fair market value of the real estate. The net book value of the real estate and related assets at the time of sale was $139 million. The Company recorded the difference between the proceeds and the book value of the real estate as an increase in contributed surplus, in the amount of $101 million, before the related income tax charge of $6 million. As a result of this sale, rental income will not be earned from RCI, Rogers Cable or Rogers Media.

20.    Commitments:

(a)   The Company is committed, under the terms of its licences issued by Industry Canada, to spend 2% of certain revenues earned in each year on research and development activities.

(b)  The Company enters into agreements with suppliers to provide services and products that include minimum spend commitments. The Company has agreements with certain telephone companies that guarantee the long-term supply of network facilities and agreements relating to the operations and maintenance of the network.

(c)   The future minimum lease payments under operating leases, primarily for the rental of premises for the placement of towers, radio base station and transmission equipment, as well as for administrative and distribution facilities, at December 31, 2006, are as follows:

Year ending December 31:
2007	$54
2008	46
2009	39
2010	26
2011	14
2012 and thereafter	36
$215

These payments exclude amounts relating to the 170 retail locations sold to Rogers Cable in January 2007 (note 24(b)).

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

20.    Commitments (continued):

Rent expense for the years ended December 31, 2004, 2005 and 2006 amounted to $41 million, $93 million and $59 million, respectively.

(d)  During 2005, the Company announced a joint venture with Bell Canada to build and manage a nationwide fixed wireless broadband network. The companies will jointly and equally fund the initial network deployment costs estimated at $200 million over a three-year period. During 2006, the Company contributed its broadband wireless spectrum licence in the 2.5 GHz frequency range. The Company is committed to contribute additional spectrum licenses in 2007.

21.    Guarantees:

In the normal course of business, the Company has entered into agreements that contain features which meet the definition of a guarantee under GAAP. A description of the major types of such agreements is provided below:

(a)   Business sale and business combination agreements:

As part of transactions involving business dispositions, sales of assets or other business combinations, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business or reassessments of previous tax filings of the corporation that carries on the business.

(b)   Sales of services:

As part of transactions involving sales of services, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

21.    Guarantees (continued):

(c)   Purchases and development of assets:

As part of transactions involving purchases and development of assets, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

(d)   Indemnifications:

The Company indemnifies its directors, officers and employees against claims reasonably incurred and resulting from the performance of their services to the Company, and maintains liability insurance for its directors and officers, as well as those of its subsidiaries.

The Company is unable to make a reasonable estimate of the maximum potential amount it could be required to pay counterparties. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheets relating to these types of indemnifications or guarantees at December 31, 2005 or 2006. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

22.    Contingent liabilities:

(a)   In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against the Company and other providers of wireless communications services in Canada. The proceeding involves allegations by customers of the Company of breach of contract, misrepresentation and false advertising with respect to the system access fee charged by the Company to some of its customers. The plaintiffs seek unquantified damages from the defendant wireless communications service providers. The Company believes it has a good defence to the allegations. In July 2006, the Saskatchewan court denied the plaintiffs' application to have the proceeding certified as a class action. However, the court granted leave to the plaintiffs to renew their applications in order to address the requirements of the Saskatchewan class proceedings legislation. The plaintiff application to address these requirements is set to be heard by the court on April 4 and 5, 2007. Similar proceedings have also been brought against the Company and other providers of wireless communications in most of Canada. The Company has not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

22.    Contingent liabilities (continued):

In addition, on December 9, 2004, the Company was served with a court order compelling it to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to its system access fee.

(b)   In April 2004, a proceeding was brought against Fido and others claiming damages totalling $160 million, specific performance, breach of contract, breach of confidence and breach of fiduciary duty. The proceeding is seeking to add Inukshuk Wireless Partnership, the Company's 50%-owned joint venture, as a party to the action. The proceeding is at an early stage. The Company believes it has good defences to the claim and no amounts have been provided in the accounts.

(c)   The Company believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. The Company's tax filings are subject to audits which could materially change the amount of current and future income tax assets and liabilities, and could, in certain circumstances, result in the assessment of interest and penalties.

(d)   There exist certain other claims and potential claims against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

23.    Canadian and United States accounting policy differences:

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

23.   Canadian and United States accounting policy differences (continued):

If United States GAAP were employed, the net income in each year would be adjusted as follows:

	2004	2005	2006
Net income for the year based on Canadian GAAP	$158	$391	$738
Capitalized interest (b)	5	6	14
Depreciation and amortization expense (d)	(41)	(247)	(240)
Financial instruments (e)	(117)	(178)	15
Stock-based compensation (f)	5	3	(1)
Loss on repayment of long-term debt (g)	(29)	-	-
Interest expense (h)	2	11	9
Income taxes (k)	-	-	100
Net income (loss) based on United States GAAP	(17)	(14)	635
Less cumulative dividends on First preferred shares	-	(11)	(91)
Basic and diluted earnings (loss) based on United States GAAP	$(17)	$(25)	$544
Basic and diluted earnings (loss) per share for the year	$(10.64)	$(16.02)	$339.15

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

23.   Canadian and United States accounting policy differences (continued):

The cumulative effect of these adjustments on the consolidated shareholder's equity (deficiency) of the Company is as follows:

	2005	2006
Shareholder's equity (deficiency) based on Canadian GAAP	$1,246	$(4)
"Push-down" accounting (a)	2,876	2,621
Capitalized interest (b)	26	34
Conversion costs (c)	(1)	-
Financial instruments (e)	(314)	(271)
Purchase of subscribers (i)	5	3
Income taxes (k)	(425)	(338)
Shareholder's equity based on United States GAAP	$3,413	$2,045

The areas of material differences between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

(a)   "Push-down" accounting:

Under United States GAAP, purchase transactions that result in an entity becoming a wholly-owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of RCI's acquisition of 100% of the Company in 1989, for United States GAAP purposes, the Company must record as an asset in its consolidated financial statements the amount of goodwill that was recorded on the consolidated financial statements of RCI. Since this acquisition was financed principally by the parent company with proceeds from other asset sales, the corresponding adjustment for the assets recorded was an increase in shareholder's equity. At the time of the acquisition by RCI, Canadian GAAP did not permit a subsidiary company to alter the historical costs of its assets or liabilities upon it being acquired.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

23.    Canadian and United States accounting policy differences (continued):

During 2004, RCI acquired the remaining outstanding shares of RWCI, resulting in RCI's ownership of 100% of RWCI. As a result of this transaction, the percentage of the fair values of the assets acquired and liabilities assumed has been pushed down to the accounts of the Company. These assets include goodwill, spectrum licences, subscriber base, brand name, roaming agreements and dealer network. Additionally, the use of the purchase method of accounting resulted in a step-up in the recorded amounts of other assets and liabilities, such as PP&E and long-term debt, reflecting the acquired percentage of the fair value increase. The corresponding adjustment for the net assets acquired was an increase in shareholder's equity. During 2005, the purchase price allocation related to this acquisition was adjusted to reflect final valuations of tangible and intangible assets acquired. The recorded amounts of the net assets acquired and pushed down into the accounts of the Company changed in 2005 as a consequence.

Under United States GAAP, the following amounts were pushed down into the accounts of the Company due to acquisitions, net of accumulated amortization;
	2005	2006
Goodwill	$1,359	$1,359
Deferred charges	(17)	(9)
Subscriber base	601	424
Brand name	284	270
Roaming agreements	440	399
Spectrum licences	202	202
Dealer network	19	12
PP&E	33	-
Long-term debt	(45)	(36)
Effect on shareholder's equity	$2,876	$2,621

At the time of the acquisition of RWCI's shares in 2004, Canadian GAAP permitted, although did not require, a subsidiary company to alter the historical costs of its assets or liabilities upon it being acquired. Therefore, for Canadian GAAP purposes, push-down accounting was not applied.

At the end of 2006, PP&E was trasferred to a subsidiary of RCI as described in note 23(j). The recorded carrying amount associated with the PP&E was $31 million, net of accumulated amortization.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

23.    Canadian and United States accounting policy differences (continued):

(b)  Capitalized interest:

Under United States GAAP,  interest costs are capitalized as part of the historical cost of acquiring certain qualifying assets, which require a period of time to prepare for their intended use. Capitalization is not required under Canadian GAAP.

(c)   Conversion costs:

Under Canadian GAAP, the Company capitalized certain costs incurred to convert data to its new customer care and billing system. United States GAAP required these costs to be expensed as incurred.

(d)  Accumulated depreciation and amortization:

As a result of the capitalization of interest to PP&E required under United States GAAP described in note 23(b) above, additional depreciation of $4 million, $5 million and $6 million is recorded under United States GAAP for the years ended December 31, 2004, 2005 and 2006.

As a result of conversion costs being expensed under United States GAAP, as described in note 23(c), depreciation expense is reduced by $1 million under United States GAAP for each of the years ended December 31, 2004, 2005 and 2006.

As a result of the "push-down" accounting described in note 23(a), the Company was required to record amortization on certain of the acquired intangible assets and the fair value adjustments of certain other assets beginning from the date of acquisition. For the years ended December 31, 2004, 2005 and 2006, additional amortization expense of $38 million, $243 million and $233 million, respectively, was recorded under United States GAAP.

As a result of the purchase of subscribers described in note 23(i), the Company has recorded additional amortization expense of $2 million under United States GAAP for the year ended December 31, 2006.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

23.   Canadian and United States accounting policy differences (continued):

(e)   Financial instruments:

Under Canadian GAAP, the Company accounts for certain of its cross-currency interest rate exchange agreements as hedges of specific debt instruments. Under United States GAAP, these instruments are not accounted for as hedges, but instead changes in the fair value of the derivative instruments, reflecting primarily market changes in foreign exchange rates, interest rates, as well as the level of short-term variable versus long-term fixed interest rates, are recognized in income immediately.

(f)   Stock-based compensation:

Effective January 1, 2006, the Company adopted the fair value method of recognizing stock-based compensation as prescribed by SFAS 123(R), Share-Based Payments. Prior to adoption of SFAS 123(R), the Company used the intrinsic value method to account for stock-based compensation for United States GAAP. The Company elected to apply the modified prospective transition method as permitted by SFAS 123(R). In accordance with the transition method, the Company has included in its United States GAAP income the cost of the outstanding and unvested stock options commencing January 1, 2006, net of estimated forfeiture rates. For Canadian GAAP, the Company adopted the fair value method of recognizing stock-based compensation expense beginning January 1, 2004.

For the years ended December 31, 2004 and 2005, stock-based compensation expense under Canadian GAAP of $5 million and $18 million, respectively, would not be recorded under United States GAAP. There was no stock-based compensation expense for United States GAAP as the exercise price of the stock options granted was equal to the market value of the underlying shares on the date of the grant.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

23.   Canadian and United States accounting policy differences (continued):

Under United States GAAP, unvested options that were issued as consideration for the acquisition of the remaining shares of RWCI on December 31, 2004 were re-valued at this date with the resulting intrinsic value of $38 million recorded as unearned compensation cost. Unearned compensation cost is recognized as compensation expense over the remaining vesting period. During 2005, under United States GAAP, $14 million of compensation expense was recorded related to these options. Upon adoption of SFAS 123(R), all outstanding options were remeasured at their fair value on the original date of grant and the unvested portion of these awards was recognized over the remaining service period. For 2006, there is no adjustment required as the United States GAAP expense related to these awards is consistent with Canadian GAAP expense beginning January 1, 2006.

In 2006, the Company adopted the provisions of EIC 162 for Canadian GAAP (note 2(b)(ii)). Under EIC 162, the Company was required to restate prior periods for the impact of stock-based compensation issued to employees eligible for retirement before the vesting date. For United States GAAP, upon adoption of SFAS 123(R), the Company is only required to apply the provisions related to the employees eligible to retire prior to the vesting date to awards issued after January 1, 2006. As a result, for the year ended December 31, 2006, an additional $1 million of compensation expense would be recorded under United States GAAP.

(g)  Loss on repayment of long-term debt:

On March 26, 2004, the Company repaid long-term debt resulting in a loss on early repayment of long-term debt of $2 million. This loss included, among other items, a $40 million gain on the release of the deferred transitional gain related to cross-currency interest rate exchange agreements which were unwound in connection with the repayment of long-term debt. Under United States GAAP, the Company records cross-currency interest rate exchange agreements at fair value. Therefore, in 2004, under United States GAAP, the deferred transition gain realized under Canadian GAAP would be reduced by $29 million, representing the $40 million gain net of realization of a gain of $11 million, related to the deferred transition adjustment that arose on the adoption of SFAS 133 .

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

23.    Canadian and United States accounting policy differences (continued):

(h)   Interest expense:

As a result of the "push-down" accounting described in note 23(a), the Company is required to amortize the increases in the fair value of long-term debt against interest expense over the remaining term of the underlying long-term debt.

(i)    Purchase of subscribers:

During 2005, the Company purchased the wireless subscriber base and related working capital items from Telecom (note 19(d)). Cash consideration for the transaction was $6 million. Under Canadian GAAP, the assets are recorded in the accounts of the Company at their carrying value in Telecom, with the $5 million excess of consideration paid over the Telecom carrying value being recorded as a distribution to a related party. Under United States GAAP, the $5 million excess was added to the carrying value of the wireless subscriber base in Telecom. In 2006, $2 million of amortization was recorded.

        (j)  Transfer of land and buildings:

In the fourth quarter of 2006, the Company transferred land and buildings to a subsidiary of RCI and recorded an increase in contributed surplus for the difference between the proceeds received and their carrying value. Under United States GAAP, the carrying value of the land and buildings is $31 million higher as a result of the "push-down" accounting described in note 23(a) and the increase in contributed surplus is $31 million lower under United States GAAP.

        (k)  Income taxes:

Included in the caption "income taxes" is the tax effect of various adjustments where appropriate.

(l)    Consolidated statements of cash flows:

(i)   Canadian GAAP permits the disclosure of a subtotal of the amount of cash provided by operations before change in non-cash working capital in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(ii)   Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the total increase in cash and cash equivalents for the years ended December 31, 2004 and 2006 of $59 million and $84 million, respectively, reflected in the consolidated statements of cash flows would be decreased by $4 million and $84 million, respectively. The total decrease in cash and cash equivalents for the year ended December 31, 2005 of $141 million would be decreased by $86 million. Cash flows under the heading "Financing activities" would be decreased by $4 million, increased by $86 million and decreased by $84 million for the years ended December 31, 2004, 2005 and 2006, respectively.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

23.    Canadian and United States accounting policy differences (continued):

(m)   Consolidated statements of comprehensive income (loss):

United States GAAP requires the disclosure of a consolidated statement of comprehensive income (loss). Comprehensive income (loss) generally encompasses all changes in shareholder's equity, except those arising from transactions with shareholders. The net income for each of the years 2004, 2005 and 2006 under United States GAAP, as reported, is the same as the comprehensive income (loss) for the corresponding years under United States GAAP.

(n)    Other disclosures:

United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2005 and 2006 were $493 million and $472 million, respectively. Of these amounts, at December 31, 2005 and 2006, accrued liabilities in respect of PP&E totalled $46 million and $81 million, respectively; accrued interest payable totalled $64 million and $63 million, respectively; accrued liabilities related to payroll totalled $66 million and $40 million, respectively; and accrued liabilities related to commissions and residuals totalled $53 million and $29 million, respectively.

(o)  Recent United States accounting pronouncements:

In December 2006, the Company adopted Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 clarifies the way that a company should evaluate identified unadjusted errors for materiality. The Company elected, as allowed under SAB 108, to reflect the effect of initially applying the guidance by adjusting the carrying amount of respective accounts at the beginning of 2006 and recording an offsetting adjustment to the opening balance of deficit in 2006. Accordingly, the Company recorded a cumulative adjustment to decrease deficit by $28 million related to the accounting for financial instruments under United States GAAP.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 ("SFAS 151"). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage)". SFAS 151 requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities. The provisions of SFAS 151 were effective for the Company beginning January 1, 2006. This revised standard did not have a material impact on the results of the Company under United States GAAP.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

23.   Canadian and United States accounting policy differences (continued):

SFAS No. 153, Exchanges of Non-monetary Assets - an Amendment of APB Opinion 29 ("SFAS 153"), was issued in December 2004. Accounting Principles Board ("APB") Opinion  29 is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of assets exchanged. SFAS 153 amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The standard was effective for the Company for non-monetary exchanges occurring in fiscal 2006 and was applied prospectively. This revised standard did not have a material impact on the results of the Company under United States GAAP.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes ("Opinion 20"), and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements ("SFAS 154"). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. This standard did not have a material impact on the results of the Company under United States GAAP.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, An Interpretation of FAS 109. This interpretation prescribes the measurement and recognition criteria of a tax position taken or expected to be taken in a tax return. This interpretation is effective for the Company beginning January 1, 2007. The Company is currently assessing the impact of this standard.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. This new standard defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. This new standard is effective for the Company beginning January 1, 2008. The Company is currently assessing the impact of this standard.

ROGERS WIRELESS INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in millions of Canadian dollars, except per share amounts)

Years ended December 31, 2004, 2005 and 2006

24.    Subsequent events:

(a)  Effective January 2007, the Company transferred certain real property having a carrying value of approximately $6 million to RCI in exchange for cash consideration of $6 million, which represented fair value.

(b)  Effective January 2007, the Company sold the assets of approximately 170 retail locations with a carrying value of approximately $20 million to Rogers Cable for cash consideration of $73 million, which represented fair value.

(c)  On January 31, 2007, the Company declared a dividend of $969 million on its Class A common shares, all of which are held by RWCI. This dividend was satisfied by the set-off and cancellation on January 31, 2007 of non-interest bearing demand promissory notes owing by RWCI to the Company in the aggregate principal amount of $969 million.